As filed with the Securities and Exchange Commission on August 1, 2006

Registration No. 333-135512

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Southern Star Central Corp.

(Exact name of each registrant as specified in its charter)

Delaware	4922	04-3712210
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4700 Highway 56

Owensboro, Kentucky 42301

270-852-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Susanne W. Harris Chief Financial Officer Southern Star Central Corp. 4700 Highway 56 Owensboro, Kentucky 42301 270-852-5000	Robert Carey, Esq. Christina Melendi, Esq. Bingham McCutchen LLP 399 Park Avenue New York, New York 10022 212-705-7000

(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 1, 2006

PROSPECTUS

OFFER TO EXCHANGE

$200,000,000 principal amount of 6 3/4% Senior Notes due 2016,

which have been registered under the Securities Act of 1933,

for any and all of the outstanding 6 3/4% Senior Notes due 2016

We are offering to exchange all of our outstanding 6 3/4% senior notes due 2016, which we refer to as the old notes, for our registered 6 3/4% senior notes due 2016, which we refer to as the exchange notes, and together with the old notes, the notes. The terms of the exchange notes are substantially identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933, as amended, and, therefore, are freely transferable. The exchange notes will represent the same debt as the old notes, and we will issue the exchange notes under the same indenture.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2006, unless extended.

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	There is no established trading market for the exchange notes and we do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer, for a period of 180 days after the expiration date (as defined in “The Exchange Offer”), in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for use in connection with any resale. See the “Plan of Distribution” section of this prospectus for more information.

Participating in the exchange offer involves risks. See “ Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

INCORPORATION BY REFERENCE

This prospectus incorporates important business and financial information that is not included in or delivered with the prospectus. We are not currently subject to the informational requirements of the Exchange Act, although we voluntarily file annual, quarterly and current reports and other information with the SEC pursuant to obligations under our debt agreements. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. Upon effectiveness of this registration statement, we will become subject to the informational requirements of the Exchange Act and will accordingly file all reports and other information required by the Commission. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. We maintain a website at www.southernstarcentralcorp.com. The information contained on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.

You may request a copy of any documents incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address and telephone number:

Southern Star Central Corp.

4700 Highway 56

Owensboro, Kentucky 42301

Attn: Susanne W. Harris

270-852-5000

To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer, or                     , 2006.

i

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” and relate to discussions of revenues, earnings, earnings per share, cash flows, capital expenditures or other financial items, discussions of estimated future revenue enhancements and cost savings. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We have used the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases to identify forward-looking statements in this prospectus.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Accordingly, these forward-looking statements are qualified in their entirety by reference to the factors described under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors including, but not limited to:

•	future utilization of pipeline capacity, which can depend on energy prices and the prices for natural gas available on our system, competition from other pipelines and alternative fuels, the general level of natural gas demand, decisions by customers not to renew expiring natural gas transportation contracts, adequate supplies of natural gas, the construction or abandonment of natural gas customer facilities, weather conditions and other factors beyond our control;

•	operational risks and limitations of our pipeline system and of interconnected pipeline systems;

•	the ability to raise capital and fund capital expenditures in a cost-effective manner;

•	changes in federal, state or local laws and regulations to which we are subject, including allowed rates of return and related regulatory matters, regulatory disclosure obligations, the regulation of financial dealings between us and our affiliates, and tax, environmental and employment laws and regulations;

•	the ability to manage costs;

•	the ability of our customers to pay for our services;

•	environmental liabilities that are not covered by an indemnity or insurance;

•	the ability to expand into new markets as well as the ability to maintain existing markets;

•	the ability to obtain governmental and regulatory approval of various expansion projects;

•	the cost and effects of legal and administrative proceedings;

•	the effect of accounting interpretations and changes in accounting policies;

•	restrictive covenants contained in various instruments applicable to us and our subsidiaries which may restrict our ability to pursue our business strategies;

•	changes in general economic, market or business conditions; and

•	economic repercussions from terrorist activities and the government’s response to such terrorist activities.

ii

All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except as required by law, we undertake no obligation to update any information contained in this prospectus or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this prospectus.

iii

PROSPECTUS SUMMARY

This summary highlights important information about our business and about this exchange offer contained elsewhere in this prospectus. This summary does not contain all the information you should consider before participating in the exchange offer. You should read the entire prospectus carefully, including the risk factors and our consolidated financial statements and the related notes included elsewhere herein, before making a decision. References to “Southern Star” in this prospectus refer to Southern Star Central Corp. and references to “we”, “us”, “our”, and “the Company” in this prospectus refer to Southern Star Central Corp. and its wholly-owned subsidiary, Southern Star Central Gas Pipeline, Inc., or Central.

Southern Star Central Corp.

Southern Star was incorporated in the state of Delaware on September 11, 2002 as an intermediary holding company for the purpose of acquiring Central and Western Frontier Pipeline Company, L.L.C., or Western Frontier. We operate as a holding company for our regulated natural gas pipeline operations and development opportunities. Central is our only operating subsidiary and the sole source of our operating revenues and cash flows. We also own Western Frontier, a greenfield development project to access additional gas supplies in the Rocky Mountain region, which may be developed in the future.

On August 11, 2005, GE Energy Financial Services, Inc., or GE, and Caisse de dépôt et placement du Québec, or CDP, through their indirect ownership of EFS-SSCC Holdings, LLC, or Holdings, acquired all of the outstanding capital stock of Southern Star owned by AIG Highstar Capital L.P., or Highstar, for $389.1 million in cash, plus the assumption of $467.9 million in long-term debt, including current maturities and Series A Preferred Stock (which was cancelled following the acquisition). Following this transaction, Holdings owns all of the outstanding capital stock of Southern Star.

Southern Star Central Gas Pipeline, Inc.

Central is a leading provider of natural gas transmission and storage services to the Midwestern United States. We are an interstate natural gas transportation company that owns and operates a regulated natural gas pipeline system, including facilities for natural gas transmission and natural gas storage. Our system operates in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming, and serves customers in each of these states, including customers in major metropolitan areas in Kansas and Missouri, our main market areas. As of March 31, 2006, our gas pipeline system had a mainline delivery capacity of approximately 2.4 billion cubic feet, or Bcf, of natural gas per day and was composed of approximately 6,000 miles of mainline and branch transmission and storage pipelines. We operate eight underground storage fields, seven in Kansas and one in Oklahoma, with an aggregate working gas storage capacity of approximately 43 Bcf and an aggregate delivery capacity of approximately 1.2 Bcf/day. The combination and market proximity of our integrated transportation and storage system allows us to provide multiple, high-value services to our customers. Our service offerings include combined transportation/storage, transportation, storage, park and loan, and pooling. For the year ended December 31, 2005, 95% of our operating revenues was obtained through monthly firm reservation charges and 5% through commodity charges. Reservation charges are “rent” charges under firm contracts, and commodity charges are “usage” charges based on volumes actually transported under firm or interruptible contracts.

At March 31, 2006, we had transportation contracts with approximately 132 shippers. Shippers include regulated natural gas distribution companies, municipalities, intrastate pipelines, direct industrial users, electrical generators and gas marketers and producers. We transport gas to approximately 569 delivery points, including regulated natural gas distribution companies, municipalities, power plants, interstate and intrastate pipelines and large and small industrial and commercial customers.

For the year ended December 31, 2005, approximately 87% of our total operating revenues was generated from long-term contracts with our top ten customers. Natural gas transportation services for our two largest customers, Missouri Gas Energy, or MGE, a division of Southern Union Company (approximately 31%), and Kansas Gas Service Company, or KGS, a division of ONEOK, Inc. (approximately 28%), accounted for approximately 59% of our operating revenues for the year ended December 31, 2005. MGE and KGS are both local gas distribution companies that sell or resell natural gas to residential, commercial and industrial customers principally in certain major metropolitan areas of Missouri and Kansas, respectively. We have had significant business relationships with both of these customers or their predecessors for more than 20 years.

As with all interstate natural gas pipeline operators, our transmission and storage activities are subject to regulation by the Federal Energy Regulatory Commission, or FERC, and, as such, our rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of our jurisdictional facilities, and our accounting, among other things, are subject to regulation. For rate purposes, we have divided our service territory into two discrete geographical areas: the Production Area, which is generally located in Wyoming, Colorado, Texas, Oklahoma and western Kansas, and the Market Area, which is generally located in Missouri, Nebraska and eastern Kansas. Central’s Production Area rates and Market Area rates are additive when transporting gas from the Production Area to the Market Area and vice versa, and are designed to comply with FERC rate-making policies and standards.

Refinancing Transactions

On March 23, 2006, we launched a tender offer pursuant to which we offered to purchase all of our outstanding $180.0 million of 8.50% Senior Secured Notes due August 1, 2010, or 8.50% Notes. As part of this tender offer, we solicited consents to amend the indenture governing the 8.50% Notes to eliminate substantially all of the covenants and certain events of default. As a result of the tender, we accepted for payment $176.9 million principal amount of the 8.50% Notes, which represented 98.29% of the outstanding aggregate principal amount of the 8.50% Notes. We paid approximately $13.8 million in premiums related to the tender offer. In addition, we entered into a Supplemental Indenture for the 8.50% Notes on April 10, 2006, which eliminated substantially all of the original covenants and certain events of default. As of June 1, 2006, $3.1 million principal amount of the 8.50% Notes remain outstanding.

On March 23, 2006, Central launched a tender offer pursuant to which it offered to purchase all of its outstanding $175.0 million of 7.375% Senior Notes due November 15, 2006, or 7.375% Notes. As part of this tender offer, Central solicited consents to amend the indenture governing the 7.375% Notes to eliminate substantially all of the covenants and certain events of default. As a result of the tender offer, Central accepted for payment $155.1 million aggregate principal amount of the 7.375% Notes, which represented 88.65% of the outstanding aggregate principal amount of the 7.375% Notes. On April 7, 2006, Central entered into the Supplemental Indenture for the 7.375% Notes, which eliminated substantially all of the original covenants and certain events of default. On April 25, 2006, Central called for redemption the remainder of its 7.375% Notes, settlement of which was made on May 1, 2006. Central paid approximately $2.3 million in premiums for the retirement of its 7.375% Notes pursuant to the tender offer and call for redemption.

Concurrently with the offering of the old notes which are being exchanged in this offer we completed the private offering of $230.0 million aggregate principal amount of 6.0% Senior Notes due 2016, or 6.0% Notes, the proceeds of which were used to pay issuance costs of the offering, to pay all amounts outstanding under the Central credit facility, and to retire its 7.375% Notes, including related premiums and expenses. In connection with the offering, we entered into an indenture with The Bank of New York Trust Company, N.A., as trustee, which contains customary restrictive covenants and events of default.

The tender offers for the 8.50% Notes and the 7.375% Notes, the redemption of the remainder of the 7.375% Notes, the extinguishment of the Central credit facility, and the issuances of the old notes and the 6.0% Notes are referred to herein as the “Refinancing Transactions”. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

We are a Delaware corporation and the address of our principal executive offices is 4700 Highway 56, Owensboro, Kentucky 42301. Our telephone number is 270-852-5000 and our website is www.southernstarcentralcorp.com. Our website and the information included therein are not part of this prospectus.

The Offering of the Old Notes

On April 13, 2006, we completed an offering of $200.0 million aggregate principal amount of 6 3/4% senior notes due 2016, which was exempt from registration under the Securities Act.

Old Notes

We sold the old notes to Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC, the initial purchasers, on April 13, 2006. The initial purchasers subsequently resold the old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

Registration Rights Agreement

In connection with the sale of the old notes, we entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement, we agreed to use our reasonable efforts to:

•	file a registration statement for the exchange offer and the exchange notes by October 10, 2006;

•	cause the exchange offer registration statement to become effective by January 8, 2007;

•	consummate the exchange offer by March 10, 2007; and

•	under certain circumstances, file a shelf registration statement for the resale of the old notes and use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act, in each case, within specific periods.

If we do not comply with our obligations under the registration rights agreement, we will be required to pay special interest to the holders of the notes at a rate of $.05 per week per $1,000 principal amount of the old notes the first 90 days following a default under the registration rights agreement. The rate of special interest will increase by an additional $.05 per week per $1,000 principal amount of the old notes for each subsequent 90-day period until all defaults under the registration rights agreement have been cured, up to a maximum amount of special interest of $.50 per week per $1,000 principal amount of the old notes.

The Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description, see “The Exchange Offer.”

Securities Offered	$200,000,000 aggregate principal amount of 6 3/4% senior notes due 2016, which are registered under the Securities Act.

Exchange Offer

The exchange notes are being offered in exchange for a like amount of old notes. One thousand dollars principal amount of exchange notes will be issued in exchange for each $1,000 principal amount of old notes validly tendered.

The form and terms of the exchange notes are the same as the form and terms of the old notes except that:

•	the exchange notes have been registered under the Securities Act and will not bear any legend restricting their transfer;

•	the exchange notes bear a different CUSIP number than the old notes; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for payment of special interest on the old notes in some circumstances relating to the timing of the exchange offer.

Resale

Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer who purchased the old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business; or

•	have an arrangement with any person to engage in the distribution of exchange notes.

However, we have not submitted a no-action letter and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on 2006, which we refer to as the expiration date, unless we, in our sole discretion, extend it.

Conditions to Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedure for Tendering Old Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

Special Procedures for Beneficial Owners

If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf.

Guaranteed Delivery Procedures

If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes according to the guaranteed delivery procedures. For additional information, you should read the discussion under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of Old Notes and Delivery of Exchange Notes

Subject to customary conditions, we will accept old notes which are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.

Effect of Not Tendering

Any old notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the federal securities laws. See “The Exchange Offer—Purpose and Effect.”

Interest on the Exchange Notes and the Old Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the old notes. Interest on the old notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Certain United States Federal Tax Considerations

The exchange of old notes for exchange notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss for federal income tax purposes as a result of such exchange. See “Material United States Federal Tax Considerations.”

Exchange Agent

The Bank of New York Trust Company, N.A., the trustee under the indenture, is serving as exchange agent in connection with the exchange offer. Contact details for the exchange agent are set forth under “The Exchange Offer—Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Southern Star Central Corp.

Notes Offered	$200.0 million aggregate principal amount of 6 3/4% Senior Notes due 2016.

Maturity Date	March 1, 2016

Interest Payment Dates	March 1 and September 1 of each year, commencing on September 1, 2006.

Ranking	The exchange notes will be general unsecured senior obligations. Accordingly, they will rank:

•	pari passu with all of our existing and future senior unsecured indebtedness;

•	effectively subordinate to our existing and future secured indebtedness, to the extent of the collateral securing the indebtedness;

•	effectively subordinate in right of payment to the indebtedness and other liabilities of our subsidiaries; and

•	senior in right of payment to all of our future subordinated indebtedness, if any.

As of March 31, 2006, after giving effect to the Refinancing Transactions, Southern Star (excluding its subsidiaries) would have had total indebtedness of approximately $203.1 million, and the old notes would have been effectively junior to $377.6 million of indebtedness and other liabilities of Southern Star’s subsidiaries.

Optional Redemption

At any time prior to March 1, 2009, we may redeem up to 35% of the notes with the net cash proceeds of certain equity offerings at the redemption price set forth under “Description of Exchange Notes—Optional Redemption.”

At any time prior to March 1, 2011, we may redeem the notes, in whole or in part, at a “make-whole” redemption price, plus accrued and unpaid interest and special interest, if any, to the date of redemption. On and after March 1, 2011, we may redeem the notes, in whole or in part, at the redemption prices set forth under “Description of Exchange Notes—Optional Redemption.”

Mandatory Offer to Repurchase

If a Change of Control Triggering Event occurs, we must offer to repurchase the notes at the redemption price set forth under “Description of Notes—Repurchase at the Option of Holders—Change of Control Triggering Event.”

Covenants	The indenture for the notes, among other things, restricts our ability and the ability of our restricted subsidiaries to:

•	make investments;

•	incur additional indebtedness;

•	pay dividends or make distributions on capital stock or redeem or repurchase capital stock;

•	create liens;

•	incur dividend or other payment restrictions affecting subsidiaries;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

These covenants are subject to a number of important exceptions and qualifications. In addition, substantially all of the covenants terminate before the notes mature if one of two specified ratings agencies assigns the notes an investment grade rating in the future and no events of default exist under the indenture. For more information see “Description of Notes—Certain Covenants.” Any covenants that cease to apply to us as a result of achieving an investment grade rating will not be restored, even if the credit rating assigned to the notes later falls below an investment grade rating. See “Description of Notes—Covenant Termination.”

Risk Factors

You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page 12 and all other information contained in this prospectus before participating in the exchange offer.

Summary Historical Financial and Operating Data

The following table summarizes our historical financial and operating data, which you should read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes contained elsewhere in this prospectus. The summary historical financial data for the pre-acquisition period from January 1, 2005 through August 11, 2005 and the post-acquisition period from August 12, 2005 through December 31, 2005 and for each of the years ended December 31, 2004 and 2003 have been derived from our audited financial statements prepared in accordance with GAAP and included elsewhere in this prospectus. The summary historical financial data as of March 31, 2006 and for each of the three-month periods ended March 31, 2006 and 2005 have been derived from our unaudited financial statements included elsewhere in this prospectus. Financial data presented below for the periods ending prior to August 12, 2005 reflect our operations prior to the Acquisition by Holdings.

The unaudited summary historical financial data for the year ended December 31, 2005 have been derived by combining the pre- and post-acquisition periods from January 1, 2005 through December 31, 2005 in our audited financial statements prepared in accordance with GAAP. The combined year ended December 31, 2005 financial data presented below combines two different bases of accounting, which qualifies as a non-GAAP measure. However, due to the fact that Southern Star’s purchase price allocation considers that Central’s historical book value is equal to fair value and Central owns substantially all of Southern Star’s assets, there are no significant differences between the two presentations. The excess of fair value paid over net book value was primarily allocated to goodwill, which is not amortizable.

“Operating Data” and certain of the “Other Financial Data” below are not derived from our financial statements, but have been presented to provide additional data for your analysis. In the following tables, dollars are in thousands except for operating data and financial ratios.

	Post- acquisition	Pre- acquisition	Post- acquisition	Pre- acquisition	Combined	Pre- acquisition
	Three-Month Period Ended March 31,		For the period August 12 through December 31, 2005	For the period January 1 through August 11, 2005	Years Ended December 31,
	2006	2005			2005	2004	2003
Statement of Income Data:
Operating Revenues	$47,021	$44,494	$70,769	$111,168	$181,937	$164,332	$158,598
Depreciation and amortization	7,174	7,490	10,884	17,299	28,183	27,781	29,279
Operating Income	17,394	16,360	26,629	37,040	63,669	51,186	42,938
Interest expense	7,333	10,226	11,337	25,169	36,506	40,856	42,396
Interest income	564	219	737	719	1,456	651	705
Provision for Income Taxes	4,209	3,376	6,399	7,074	13,473	6,511	4,804
Net Income (Loss)	6,450	2,942	9,751	5,403	15,154	2,069	(165)

Operating Data:
Total Throughput (TBtu)	88.6	98.4			293.3	279.7	289.5
Average Daily Transportation Volumes (TBtu/day):
Market Area	0.7	0.8			0.6	0.5	0.5
Production Area	0.3	0.3			0.2	0.2	0.3
Production Market Interface	0.5	0.5			0.5	0.4	0.5
Average Daily Firm Reserved Capacity (TBtu/day):
Market Area	1.9	1.9			1.9	1.9	1.9
Production Area	0.5	0.5			0.4	0.5	0.4
Production Market Interface	0.8	0.8			0.8	0.8	0.9
Storage	1.2	1.2			1.2	1.2	1.2

Other Financial Data:
Mandatory Capital Expenditures (1)	$1,272	$1,191	$4,890	$4,971	$9,861	$10,344	$5,311
Total Capital Expenditures (2)	4,230	4,785	14,137	14,369	28,506	34,760	24,510
EBITDA (3)	24,602	23,815	37,634	54,226	91,860	76,566	75,609
Ratio of Earnings to Fixed Charges (4)	2.44	—	2.41	1.49	1.78	1.20	1.10

As of March 31, 2006
Balance Sheet Data:
Cash and Cash Equivalents	$52,845
Working Capital (5)	60,441
Property, Plant and Equipment, Net	524,478
Total Assets	1,010,602

Capitalized Lease Obligation due in one year	750
Capitalized Lease Obligation—Long-Term	7,520
Long-Term Debt, Net of Current Portion	418,603

Total Long-Term Debt (including Current Maturities)	426,873
Common Stockholder’s Equity	465,099

Total Capitalization (6)	891,972

Financial Ratios:
Total Long-Term Debt/Total Capitalization	0.4786
EBITDA/Interest Expense	3.3550
Total Long-Term Debt/EBITDA	17.3512

(1)	Mandatory Capital Expenditures are those required by law, regulations or contractual obligations, and generally relate to maintaining the integrity and reliability of the pipeline or its information systems.
(2)	Total Capital Expenditures include Mandatory Capital Expenditures, efficiency capital expenditures and expansion capital expenditures.
(3)	EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated as net income (loss) plus the sum of net interest expense (income), provision for income taxes and depreciation and amortization. EBITDA is presented here as a liquidity measure because it can be used as an indication of our ability to incur and service debt and is commonly used as an analytical indicator in our industry. EBITDA measures presented may not be comparable to similarly titled measures used by other companies. EBITDA is not a measurement presented in accordance with GAAP and we do not intend EBITDA to represent cash flows from operations as defined by GAAP. You should not consider EBITDA to be an alternative to net income, cash flows from operations or any other items calculated in accordance with GAAP or an indicator of our operating performance. The following is a reconciliation of our EBITDA to net income (loss):

	Post- acquisition	Pre- acquisition	Post- acquisition	Pre- acquisition	Combined	Pre-acquisition
	Three-Month Period Ended March 31,		For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	Years Ended December 31,
	2006	2005			2005	2004	2003
Net income (loss)	$6,450	$2,942	$9,751	$5,403	$15,154	$2,069	$(165)
Interest expense	7,333	10,226	11,337	25,169	36,506	40,856	42,396
Interest income	(564)	(219)	(737)	(719)	(1,456)	(651)	(705)
Provision for income taxes	4,209	3,376	6,399	7,074	13,473	6,511	4,804
Depreciation and amortization	7,174	7,490	10,884	17,299	28,183	27,781	29,279

EBITDA	$24,602	$23,815	$37,634	$54,226	$91,860	$76,566	$75,609

(4)	Ratio of Earnings to Fixed Charges was 1.35, 2.95 and 3.40 for the periods November 16 through December 31, 2002, January 1 through November 15, 2002, and for the year ended December 31, 2001, respectively.
(5)	Working Capital is calculated as Current Assets minus Current Liabilities, not including Current Maturities of Long-Term Debt.
(6)	Total Capitalization is defined as Long-Term Debt (including current maturities) plus Common Stockholder’s Equity.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information presented in this prospectus before participating in the exchange offer. Any of the following risks could materially adversely affect our business, financial condition, results of operations, cash flow or ability to make payments on the notes. The risks below are not the only ones facing our company. Additional risks not known to us or that we currently deem immaterial also may materially adversely affect us. If any of the following risks and uncertainties actually occur, you may lose all or part of your original investment.

Risks Related to Our Business

Changes in our regulatory environment and recent events in the energy markets that are beyond our control may significantly affect our costs and access to capital markets.

Our rates and operations are subject to regulation by Federal regulators as well as the actions of the Federal and state legislatures and, in some respects, state and local regulators. Additionally, because of the volatility of natural gas prices in North America, the bankruptcy filings by certain energy companies and investigations by governmental authorities into energy trading activities, many energy and utility businesses have generally been under an increased amount of scrutiny by the public, state and Federal regulators, the capital markets, government anti-trust agencies and the rating agencies. Furthermore, the nature and degree of regulation of natural gas companies has changed significantly during the past 25 years and any further additional changes in regulations or new interpretation of existing regulations may result in increased costs or impede our ability to access capital markets. In addition, Public Utility Holding Company Act of 2005, or PUHCA 2005, a new statute which expands the FERC’s regulatory authority in connection with certain accounting, disclosure and cost-allocation matters, has only recently become effective and the FERC’s administration of this statute and the applicability of its cost-allocation and accounting requirements to us cannot be predicted. Should new regulatory requirements with respect to our pipeline system be imposed, we could be subject to additional costs that could adversely affect our business, financial condition and results of operations if such costs are deemed unrecoverable in our rates.

We are subject to numerous environmental and safety laws and regulations that may increase our cost of operations, or expose us to liabilities, which are not recoverable through rates or insurance.

Laws and regulations relating to environmental protection and pipeline safety can result in increased capital expenditures required for compliance, operating costs and other expenditures. These laws and regulations generally subject us to inspections and require us to obtain and comply with a wide variety of licenses, permits and other approvals. Such environmental laws impose restrictions on the generation, handling, treatment, storage, disposal and transportation of certain materials and wastes. We cannot predict the initiation, outcome or effect of any action or litigation that may arise from applicable environmental or safety regulations. Existing environmental and safety regulations may be revised or new regulations may be adopted or become applicable to us. Revised or additional regulations imposed on us, which may result in increased compliance costs or additional operating restrictions, could have a material adverse effect on our business, financial condition and results of operations, particularly if those costs are not fully recoverable from customers. Environmental regulations may also require us to install pollution control equipment at, or perform environmental remediation on, our facilities.

In July, 1997, the Environmental Protection Agency, or EPA, promulgated a more stringent national ambient air quality standard for ozone. Subsequently, the EPA issued attainment designations on April 15, 2004, for all areas in the United States with respect to the new ozone standard. These designations are generally based on ambient air data collected during 2001, 2002 and 2003 and state recommendations. None of our compressor stations are located in areas currently designated as ozone nonattainment areas by the EPA. Therefore, we believe that the implementation of the new ozone standard (i.e. the 8-hour ozone standard) will not have an impact on our operations at this time. However, the EPA will reevaluate the attainment status of all areas each year based on continued ambient monitoring data and it is not possible to predict whether any areas where our compressor stations are located could become nonattainment areas in the future.

In addition to compliance issues, we may be identified as a responsible party for environmental cleanup at contaminated sites which, in some cases, we do not own or operate or have not owned or operated. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Accordingly, in addition to being liable for environmental costs relating to properties we currently own, we may be liable for costs of cleaning up or remediating contamination caused by releases of hazardous substances at properties that we do not own or operate or have not owned or operated, or at properties to which hazardous substances were transported.

Furthermore, in certain instances we may not be able to obtain all environmental regulatory approvals in the future that are necessary for our business. If there is a delay in obtaining any required environmental regulatory approval, including for future expansion projects, or if we fail to obtain, maintain or comply with any such approval, operations at our affected facilities could be temporarily limited or subjected to additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

We do not control the rates that we are allowed to charge for our services and those rates may be decreased at any time, thereby decreasing our revenues and operating results.

Our rates and the terms and conditions of our transportation and storage services are subject to regulation and approval by the FERC. The FERC regulatory process affords customers and state regulatory commissions the opportunity to take an active role in advising the FERC as to our rates and terms and conditions. We periodically file general rate cases with the FERC. In 2004, we filed and settled a general rate case, in which the settlement established, among other things, an allowed rate of return on common equity, an overall rate of return, depreciation rates and a total cost of service. When we elect to file a general rate case, unfavorable rulings by the FERC could adversely impact our results of operations.

Our ability to obtain rate increases in future rate cases in order to maintain our current rate of return depends upon regulatory discretion. Under cost-of-service ratemaking, the amount we may collect from customers, decreases over time as the rate base declines as a result of, among other things, depreciation and amortization. In order to avoid a reduction in the level of our earnings, we must maintain or increase our rate base, through projects that maintain or add to our existing pipeline facilities. There can be no assurance that we will be able to obtain rate increases, recover all costs we incur through our rates or continue receiving our current authorized rates. An unfavorable ruling by the FERC could adversely impact our results of operations.

Under Section 5 of the Natural Gas Act of 1938, or NGA, on its own motion or based on a complaint filed by a customer of the pipeline or other interested person, the FERC may initiate a proceeding seeking to compel a pipeline to prospectively change any filed rate and, under some circumstances, may seek refunds of previously paid amounts found to be in excess of then-effective FERC-filed rates. If the FERC determines that an existing rate or condition is unjust, unreasonable, unduly discriminatory or preferential, then any rate reduction that is ordered at the conclusion of such a proceeding is generally effective from the date of the order requiring this change. Such an order could have a material adverse effect on our business, financial condition and results of operations.

Substantial operational risks are involved in operating a natural gas pipeline system that could result in unanticipated expense or financial liability which may be not fully covered by insurance.

There are risks associated with the operation of a complex pipeline system, such as operational hazards and unforeseen interruptions caused by events beyond our control. These include adverse weather conditions, accidents, the breakdown or failure of equipment or processes, the performance of pipeline facilities below expected levels of capacity and efficiency, the collision of equipment with our pipeline facilities (which may occur if a third party were to perform excavation or construction work near its facilities), and catastrophic events such as explosions, fires, earthquakes, floods, landslides or other similar events beyond our control. It is also possible that our infrastructure facilities could be direct targets or indirect casualties of an act of terrorism. A casualty occurrence might result in injury or loss of life, extensive property damage or environmental damage. Liabilities incurred, and interruptions to the operation of our pipeline caused by such an event, could reduce revenues generated by us and increase expenses, thereby impairing our ability to meet our obligations. Insurance proceeds may not be adequate to cover all liabilities or expenses incurred or revenues lost.

Reduction in firm reservation agreements and the demand for interruptible services could cause significant reductions in our revenues and operating results.

For the year ended December 31, 2005, approximately 95% of our firm contracted market area capacity, 98% of our firm contracted production area capacity and 99% of our firm contracted storage capacity are under long-term contracts (i.e. contracts with terms longer than one year). A decision by customers upon the expiration of long-term agreements to substantially reduce or cease to ship or store volumes of natural gas on our pipeline system could cause a significant decline in our revenues. Our results of operations could also be adversely affected by decreased demand for interruptible services.

Decreases in the availability of natural gas supplies could have a significant negative impact on our revenues and results of operations.

Our operating results are dependent upon our customers having access to adequate supplies of natural gas. We depend on having access to multiple sources of gas production so that customers can satisfy their total gas requirements and have the opportunity to source gas at the lowest overall delivered cost. Moreover, we do not have the ability to operate our pipeline system at full capacity without access to multiple gas sources. The ability of producers to maintain production is dependent on the prevailing market price of natural gas, the exploration and production budgets of the major and independent gas companies, the depletion rate of existing sources, the success of new sources, environmental concerns, regulatory initiatives and other matters beyond our control. Additionally, some of our customers deliver gas to our pipeline system through other pipelines. Operational failures on those other pipelines, such as reductions in pressure or volume, or interruptions in service due to maintenance activities or unanticipated emergencies, could result in lower volumes of gas being available to us for transportation. We cannot assure that production or supplies of natural gas available to our customers will be maintained at sufficient levels to sustain our expected volume of transportation commitments on our pipeline system or that multiple sources of gas will remain available to provide our customers with access to sufficient low cost supplies. If the availability of natural gas supplies decreases, our revenues and results of operations could be adversely affected.

Operational limitations of the pipeline system could cause a significant decrease in our revenues and operating results.

In order to satisfy firm transportation commitments, our customers must nominate and schedule, and we must be able to receive, required volumes of gas in accordance with contract terms, and must be able to reliably and safely deliver those volumes. Our customers’ ability to schedule natural gas transportation to certain locations is constrained by the physical limitations of our pipeline system. These physical limitations can be significant during periods of peak demand because many sections of our pipeline do not have redundant or looped lines and do not have additional available compression. During peak demand periods, failures of compression equipment or pipelines could limit our ability to meet firm commitments and, therefore, limit our ability to collect reservation charges from our customers, which could negatively impact our revenues.

Due to our lack of asset diversification, adverse developments in our pipeline business could negatively affect our ability to service our debt obligations.

We rely exclusively on the revenues generated from our pipeline business. Due to our lack of asset diversification, an adverse development in this business could have a significantly greater adverse effect on our business, financial condition and results of operations than if we maintained more diverse assets.

Department of Transportation regulations may impose significant costs and liabilities on us.

The U.S. Department of Transportation, through the Pipeline and Hazardous Materials Safety Administration, has regulations that govern all aspects of the design, construction, operation and maintenance of pipeline facilities. These regulations require, among other things, that pipeline operators engage in a regular program of pipeline integrity testing to assess, evaluate, repair and validate the integrity of their pipelines within areas of high consequence. Determination of such high consequence areas, for natural gas transmission pipelines, is primarily based on population. In response to these regulations, we have developed a pipeline integrity program to conduct pipeline integrity tests on a risk prioritized basis. Depending on the results of these integrity tests and other integrity program activities, we could incur significant and unexpected capital and operating expenditures, not included in our current budgets, in order to conduct remedial activities on our pipeline to ensure our continued safe and reliable operation. Currently, we estimate that the cost to perform required assessments and remedial activities during 2006 will be approximately $6.0 million.

Storage limitations may impact our ability to recover our costs.

Our storage fields are subject to many of the same operational limitations as our pipeline system. The economical and efficient operation of our storage fields depends on the continuing stability of the underground reservoirs in which the natural gas is stored, which is affected by numerous environmental and geological factors that are beyond our control. Storage gas losses occur as a normal part of underground storage operations and are caused by cumulative measurement inaccuracies, the slow migration of natural gas from a storage field into the surrounding underground areas and other causes associated with storage operations. We file our cumulative calculated natural gas loss measurements annually with the FERC to recover such natural gas losses from customers. However, if the FERC were to deny recovery of any such losses, it could result in unrecoverable costs for us.

Decreases in demand for natural gas may reduce our revenues and operating results.

Demand for our services depends on the ability and willingness of customers with access to our facilities to store on, and deliver natural gas through, our system. Demand for natural gas is dependent upon the impact of weather, industrial and economic conditions, fuel conservation measures, alternative fuel, availability and requirements, market price of gas, fuel taxes, price competition, drilling activity and supply availability, governmental regulation and technological advances in fuel economy and energy generation devices. Any decrease in demand for our services could result in a significant reduction in our revenues.

Competitive pressures could reduce our revenues and operating results.

Although most of our pipeline system’s current transportation and storage capacity is contracted under long-term firm reservation agreements, the market for the transportation and storage of natural gas is competitive. Other entities could construct new pipelines or expand existing pipelines that could potentially serve the same markets as our pipeline system. Any such new pipelines could offer services that are more desirable to customers because of locations, facilities or other factors. These new pipelines could charge rates or provide service to locations that could result in savings for shippers and producers and thereby force us to lower the rates charged for services on our pipeline in order to extend existing service agreements or to attract new customers. New pipeline projects are always possible in the future and proposals are made from time to time. An increase in the availability of competing alternative facilities or services could result in a significant reduction in our revenue.

We compete with other interstate and intrastate pipelines in the transportation of natural gas for transportation customers primarily on the basis of transportation rates, access to competitively priced supplies of natural gas, markets served by the pipelines, and the quality and reliability of transportation services. Major competitors include Kansas Pipeline Company, Kinder Morgan Interstate Gas Transmission-Pony Express and Panhandle Eastern Pipeline Company. We compete with these pipelines in Wichita and Kansas City, Kansas and Kansas City, Missouri. One of the interstate pipelines with which we compete is an affiliated company with one of our largest customers, MGE. We have the majority of market share in these areas.

Natural gas also competes with other forms of energy available to our customers, including electricity, coal, hydroelectric power, nuclear power and fuel oil. The impact of competition on us could be significantly increased as a result of factors that have the effect of significantly decreasing demand for natural gas in the markets served by our pipeline, such as competing or alternative forms of energy; adverse economic conditions; weather; higher fuel costs; and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

Federal and state regulation of natural gas interstate pipelines has changed dramatically in the last 25 years and could continue to change over the next several years. These regulatory changes have resulted and will continue to result in increased competition in the pipeline business. In order to meet competitive challenges, we will need to adapt our marketing strategies and the type of transportation services we offer to our customers and to adapt our pricing and rate responses to competitive forces. We are not able to predict the financial consequences of these changes at this time, but they could have a material adverse effect on our business, financial condition and results of operations.

We face known environmental liabilities at several sites and therefore could incur unanticipated cleanup costs not currently covered by our rates or insurance.

We have an active program to identify and clean up contamination at our facilities and have either entered or plan to enter into consent orders with the EPA for voluntary cleanup of about 30 compressor sites. As of March 31, 2006, we were aware of polycholorinated biphenyl, or PCB, and/or mercury contamination that requires remediation at 11 of our compressor sites and 530 of our meter sites. In general, the known contamination is limited to soils within the property boundaries of the sites. We have an accrued liability of $4.5 million as of March 31, 2006, representing the estimate of future cleanup costs to be incurred at these facilities over the next four to five years. However, unanticipated future costs could have a material adverse effect on our financial condition should these costs exceed our estimate, not be recoverable through rates or be uninsured.

We are dependent on a limited number of customers for a significant percentage of our revenues.

Operating revenues related to transportation and storage contracts with our ten largest customers accounted for approximately 87% of operating revenue during the year ended December 31, 2005. Approximately 59% of our operating revenues during the year ended December 31, 2005 were generated from transportation and storage services to our two largest customers, KGS and MGE. We have multiple service contracts for the delivery and storage of natural gas with both KGS and MGE. The largest KGS contract by volume extends into 2013 and the largest MGE contract by volume extends into 2013. Accordingly, a decision by KGS or MGE, or other principal customers, not to renew or extend their contracts or to reduce firm reservation capacity upon renewal or extension of their contracts could cause a significant reduction in our revenues and could have a material adverse effect on our business, financial condition and results of operation.

We are exposed to the credit risk of our customers in the ordinary course of our business.

Our transportation service contracts obligate our customers to pay charges for reservation of capacity, or reservation charges, regardless of whether they transport natural gas on our pipeline system. As a result, our profitability will depend upon the continued financial performance and creditworthiness of our customers rather than just upon the amount of capacity subscribed under service contracts.

Generally, our customers are rated investment grade or are required to make pre-payments, deposits, or provide security to satisfy credit concerns. However, declines in customer creditworthiness could prevent us from collecting amounts owed to us and require us to incur credit losses.

Reductions in our credit ratings may negatively affect our cost of, and possibly access to, capital.

Any downgrades in our credit ratings may increase our borrowing costs and limit our access to capital. This could significantly limit our ability to fund our operations or pursue opportunities to expand our pipeline system.

Recent terrorist activities and the potential for military and other actions could adversely affect our business, financial condition and results of operations.

The continued threat of terrorism and the impact of retaliatory military and other action against the United States and its allies might lead to increased political, economic and financial market instability and volatility in prices for natural gas, which could affect the market for our pipeline services. In addition, future acts of terrorism could be directed against companies operating in the United States, and it has been reported that terrorists might be targeting domestic energy facilities, specifically our nation’s pipeline infrastructure. While we are taking steps we believe are appropriate to increase the security of our energy assets, there is no assurance that we can completely secure our assets or completely protect them against a terrorist attack, or obtain adequate insurance coverage for such acts at reasonable rates. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business, financial condition and results of operations. In particular, we might experience increased capital or operating costs to implement increased security.

Our current debt instruments contain restrictive covenants that may restrict our ability to pursue our business strategies.

The covenants limit our ability, among other things, to:

•	make investments;

•	incur or guarantee additional indebtedness;

•	pay dividends or make other distributions on capital stock or redeem or repurchase capital stock;

•	create liens;

•	incur dividend or other payment restrictions affecting subsidiaries;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates;

Our ability to comply with these covenants may be affected by many events beyond our control. Failure to comply with these covenants could result in an event of default, which could cause the notes (and by reason of cross-default provisions, other indebtedness) to become immediately due and payable. In addition, complying with these covenants may also cause us to take actions that are not favorable to the equity holders and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

We could be adversely affected by our substantial indebtedness. As of March 31, 2006, after giving effect to the Refinancing Transactions, we (excluding our subsidiaries) would have had total indebtedness of $203.1 million, and the notes would have been effectively junior to $377.6 million of indebtedness and other liabilities of our subsidiaries.

Our level of indebtedness may have important consequences, including, but not limited to:

•	requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures or other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in our industry; and

•	placing us at a competitive disadvantage compared to our competitors with less debt.

We may be able to incur substantial additional indebtedness in the future. Although the indenture that governs the notes contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. The indenture governing the notes also allows us and our subsidiaries to borrow significant amounts of money from other sources. Also, these restrictions do not prevent us or our subsidiaries from incurring obligations that do not constitute “indebtedness” as defined in the indenture. If we incur any additional indebtedness that ranks equally with the notes, the holders of that indebtedness will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our company. This may have the effect of reducing the amount of proceeds paid to you. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could intensify.

Your right to receive payments on the notes is effectively subordinated to future secured debt we may incur.

The notes will be our general unsecured obligations ranking effectively junior to any secured debt that we have or may have in the future, to the extent of the value of the assets securing such debt. Moreover, to the extent the value of the collateral for such secured debt is not sufficient to satisfy our secured indebtedness, the holders of that indebtedness would be entitled to share in our other assets along with the holders of the notes and our other general creditors. The indenture governing the notes permits us to incur both secured and unsecured debt in the future, subject to specific limitations described in “Description of Notes—Certain Covenants.”

The notes will be structurally subordinate to all indebtedness of our subsidiaries.

We have no significant assets other than the equity in our subsidiaries. As a result, our ability to make required payments on the notes depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities, other outstanding indebtedness and applicable laws and regulations. If we are unable to obtain funds from Central as a result of restrictions under its other debt instruments, state law or otherwise, we may not be able to pay interest or principal on the notes when due, or to redeem the notes upon a change of control triggering event, and we cannot assure you that it will be able to obtain the necessary funds from other sources.

We derive substantially all of our revenue from Central. All of the obligations of Central will have to be satisfied before any of the assets of Central would be available for distribution, upon a liquidation or otherwise, to us. The noteholders will not have any claim as creditors against Central or any of its subsidiaries. Due to the fact that substantially all of our revenue is derived from Central and that claims by the creditors of Central will have to be satisfied prior to any distribution to us, the claims of Central’s creditors will effectively be senior to the noteholders’ claims against us.

As of March 31, 2006, after giving effect to the Refinancing Transactions, Central would have had approximately $377.6 million of total indebtedness. See “Description of Other Indebtedness.” Subject to the terms of the indenture governing the 6.0% Notes issued by Central, Central also has the ability to incur additional indebtedness in the future.

We may be unable to service our debt obligations, including the notes.

We cannot assure you that our business will generate sufficient cash flow, or that we will be able to borrow funds, in an amount sufficient to enable us to service our indebtedness, including the notes, or to make anticipated capital expenditures. Our ability to meet our expenses and debt obligations and to fund planned capital expenditures will depend upon the operating performance of Central, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory, business and other factors beyond its control, and Central’s ability to make distributions to us.

Based on current levels of operations, we expect that operating cash flow, together with money we anticipate being available to us to borrow, including further issuances in the capital markets, if needed, will be sufficient to meet anticipated future operating expenses, to fund capital expenditures and to service its debt as it becomes due. However, if we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including the notes) or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all. Additionally, our ability to incur additional debt will be restricted by the covenants contained in the indenture.

We may be unable to purchase the notes upon a change of control triggering event.

Upon a change of control triggering event, we will be required to offer to purchase all of the notes then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control triggering event were to occur, we may not have sufficient funds to pay the change of control purchase price and we may be required to obtain third-party financing to do so. However, we may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to us or at all. Our failure to repurchase the notes upon a change of control triggering event would constitute an event of default under the indenture.

We are controlled by two beneficial holders, whose interests in our business may differ from your interests as a holder of the notes.

GE and CDP, through their indirect ownership of Holdings, beneficially own all of our common stock, and together, have the ability to control our management, activities and future strategies for their own benefit, subject to the covenants in the notes. There can be no assurance that any decisions made by GE and CDP will be in the interests of the holders of the notes. For example, if we encounter financial difficulties or are unable to pay our indebtedness as it matures, the interests of GE and CDP as equity holders might conflict with your interests as a holder of the notes. GE and CDP may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment in us, even though these transactions might involve risks to you as a holder of the notes.

An active trading market may not develop for the notes.

We cannot assure you that an active trading market will develop for the notes. We do not intend to apply for listing of the exchange notes, on any securities exchange or on any automated dealer quotation system. The old notes were made eligible for trading in the PORTALSM Market. In addition, market making activity may be limited during the pendency of the exchange offer or the effectiveness of the exchange offer registration statement.

The liquidity of, and trading market for, the notes, may also be adversely affected by, among other things:

•	changes in the overall market for high yield securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

You may have difficulty selling any old notes that you do not exchange.

If you do not exchange your old notes for the exchange notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your old notes. Those transfer restrictions are described in the indenture governing the old notes and in the legend contained on the old notes, and arose because we originally issued the old notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

In general, you may offer or sell your old notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the old notes under the Securities Act.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes offered in the exchange offer. The old notes will be exchanged for exchange notes as described in this prospectus upon receipt of the old notes. The old notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our indebtedness.

The proceeds from the issuance of the old notes were approximately $196.1 million after deducting commissions but before deducting transaction fees and expenses related to the offering. We used the proceeds from the offering of the old notes to repay certain indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2006

•	on an actual basis; and

•	as adjusted to give effect to the Refinancing Transactions.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted[1]
	(in thousands)
Cash and Cash Equivalents	$52,845	$57,119

Current Portion of Long-Term Debt:
Central Capitalized Lease Obligation	750	750
Long-Term Debt, Net of Current Portion:
Central 7.375% Senior Notes due 2006	174,936[2]	— [3]
Central Credit Facility	50,000	— [4]
Central Capitalized Lease Obligation	7,520	7,520
Southern Star 8.50% Senior Secured Notes due 2010	193,667[5]	3,080[6]
Southern Star Senior Notes due 2016	—	199,408[7]
Central Senior Notes due 2016	—	229,225[8]

Total Long-Term Debt	426,873	439,983
Stockholder’s Equity	465,099	463,134

Total Capitalization	$891,972	$903,117

(1)	Reflects approximately $7.7 million of fees, expenses and discounts incurred in connection with the Refinancing Transactions, and the payment of $16.1 million in premiums on the tender offers for the 8.50% notes and the 7.375% notes and the call for redemption of the 7.375% Notes.
(2)	Includes $175.0 million principal amount, net of discount of $64,000.
(3)	88.65% of the 7.375% notes were validly tendered and accepted for purchase on April 13, 2006 pursuant to the tender offer commenced by Central on March 23, 2006. On April 25, 2006, Central called for redemption the remainder of the notes, settlement of which was made on May 1, 2006.
(4)	The Central credit facility was terminated upon consummation of the offering of the Central notes.
(5)	Includes $180.0 million principal amount and premium of $13.7 million.
(6)	98.29% of the 8.50% notes were validly tendered and accepted for purchase on April 13, 2006 pursuant to the tender offer commenced by Southern Star on March 23, 2006.
(7)	Includes $200.0 million principal amount, net of discount of $592,000 issued on April 13, 2006.
(8)	Includes $230.0 million principal amount, net of discount of $775,000, of senior notes issued on April 13, 2006 by Central.

THE EXCHANGE OFFER

Purpose and Effect

In connection with the sale of the old notes on April 13, 2006, we entered into a registration rights agreement with the initial purchasers of the old notes. The registration rights agreement requires us to file the registration statement of which this prospectus is a part under the Securities Act with respect to the exchange notes. Once the SEC declares the registration statement effective, we will offer the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act.

The registration rights agreement requires us to use our reasonable best efforts to cause the registration statement to be declared effective by January 8, 2007 and consummate the exchange offer by March 10, 2007.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed with the SEC as part of our public filings. The summary of the material provisions of the registration rights agreement is not complete. We urge you to read the registration rights agreement in its entirety.

As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay special interest on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	any exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the old notes or the exchange notes within the meaning of the Securities Act;

•	the holder is not an “affiliate” of ours, as defined under Rule 405 under the Securities Act or if an affiliate, the holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if the holder is not a broker-dealer, that it is not engaging in and does not intend to engage in a distribution of the exchange notes; and

•	if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities, and that it will deliver a prospectus in connection with any resale of such exchange notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the old notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business; or

•	has an arrangement with any person to engage in the distribution of exchange notes.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the SEC staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes, for a period of 180 days after the expiration date (as defined in “—Expiration Date; Extensions; Amendments” below). See “Plan of Distribution.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on                     , 2006, or such other date and time to which we extend the offer.

We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

As of the date of this prospectus, $200.0 million aggregate principal amount of old notes was outstanding, and there was one registered holder, a nominee of The Depository Trust Company, or DTC. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to The Bank of New York Trust Company, N.A., the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on                     , 2006, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time. We reserve the right, in our sole discretion:

•	to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date; or

•	a timely confirmation of a book-entry transfer, or a book-entry confirmation, of the old notes, if that procedure is available, into the exchange agent’s account at DTC, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be representing to us that, among other things:

•	the exchange notes acquired in the exchange offer are being acquired in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder;

•	if you are not a broker-dealer that you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	if you are a broker-dealer that you will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making or other trading activities, and you will deliver a prospectus in connection with any resale of such exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of the old notes or such exchange notes within the meaning of the Securities Act; and

•	you are not an “affiliate” of us, as defined under Rule 405 of the Securities Act or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged old notes will be credited to an account maintained with that book-entry transfer facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

We understand that the exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes being tendered by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Automated Tender Offer Program of DTC is the only method of processing exchange offers through DTC. To accept the exchange offer through the Automated Tender Offer Program, participants in DTC must send electronic instructions to DTC through DTC’s communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through the Automated Tender Offer Program, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder’s old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three business days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of old notes to be effective, a written or, DTC participants, electronic Automated Tender Offer Program transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn, whom we refer to as the depositor;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

•	specify the name in which any such old notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part. We are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. The Bank of New York Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

The Bank of New York

Corporate Trust Department

Reorganization Unit

101 Barclay Street—7 East

New York, NY 10286

Attention: Evangeline Gonzalez

Facsimile: 212-298-1915

For more information or confirmation by telephone please call 212-815-3738.

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may from time to time in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

Southern Star was formed on September 11, 2002 but undertook no financial activity until November 16, 2002. Therefore, the financial data presented below for the periods ending prior to November 16, 2002 reflect the operations of Williams Gas Pipelines Central, Inc., the predecessor entity. Financial data presented below for the periods ending after November 16, 2002 through August 11, 2005 reflect our operations prior to the Acquisition by Holdings. Hence, there are blackline divisions on the selected historical financial data, which are intended to signify that the reporting entities shown are not comparable.

You should read these tables in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

Southern Star Central Corp. and Subsidiaries Selected Historical Financial Data

(in thousands)

	Post- acquisition	Pre-acquisition				Predecessor
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003	For the Period November 16 through December 31, 2002	For the Period January 1 through November 15, 2002	For the Year Ended December 31, 2001
Statement of Operations Data:
Operating Revenues	$70,769	$111,168	$164,332	$158,598	$20,454	$139,504	$158,824
Operating Costs and Expenses:
Operations and maintenance	14,702	23,568	37,508	34,398	3,622	30,349	36,633
Administrative and general	13,809	25,688	37,026	40,989	3,775	35,304	37,481
Depreciation and amortization	10,884	17,299	27,781	29,279	3,758	28,408	32,492
Taxes, other than income taxes	4,745	7,573	10,831	10,994	1,196	8,279	9,820

Total Operating Costs and Expenses	44,140	74,128	113,146	115,660	12,351	102,340	116,426

Operating Income	26,629	37,040	51,186	42,938	8,103	37,164	42,398
Interest Charges (Income):
Interest expense	11,337	25,169	40,856	42,396	3,727	11,710	13,502
Interest income	(737)	(719)	(651)	(705)	(204)	(1,011)	(1,814)
(Gain) Loss on Sale of Assets	—	2	—	—	—	5	(3)
Miscellaneous Other (Income) Expense, Net	(121)	111	2,401	(3,392)	3,303	2,382	(3,876)

Income Before Income Taxes	16,150	12,477	8,580	4,639	1,277	24,078	34,589
Provision for Income Taxes	6,399	7,074	6,511	4,804	535	13,383	13,761

Net Income (Loss)	$9,751	$5,403	$2,069	$(165)	$742	$10,695	$20,828

Balance Sheet Data (end of period):
Cash and Cash Equivalents	$62,287	$44,525	$41,702	$65,887	$42,408	$9,800	$26
Property, Plant & Equipment, Net	527,707	524,029	528,075	514,891	524,492	621,953	640,721
All Other Assets	426,309	154,588	132,772	167,603	157,465	93,618	184,476

Total Assets	$1,016,303	$723,142	$702,549	$748,381	$724,365	$725,371	$825,223

Capitalization:
Bridge Loan	$—	$—	$—	$—	$200,000	$—	$—
Current Maturities of Long-Term Debt	225,647	50,735	730	—	—	—	—
Total Long-Term Debt, Net of Current Portion	202,344	362,777	413,093	404,740	174,664	174,654	174,592
Mandatorily Redeemable Preferred Stock	—	52,760	51,184	48,265	—	—	—
Common Stockholder’s Equity	464,514	122,923	131,277	141,259	225,742	449,248	347,079

Total Capitalization	$892,505	$589,195	$596,284	$594,264	$600,406	$623,902	$521,671

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis of our financial condition and results of operations in conjunction with our “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The information in this section contains forward-looking statements about our business, operations and industry that involve risks and uncertainties such as statements regarding our plans, objectives, expectations and intentions. Our actual results may differ significantly from the results suggested by these forward-looking statements and from our historical results. Some factors that may cause our results to differ are described in the “Risk Factors” section of this prospectus.

Comparisons to prior periods have been made for discussion purposes; however, periods prior to August 12, 2005 reflect our financial condition and results of operations prior to the acquisition by Holdings, which are not comparable to the post-acquisition periods presented for our company. Although pre-and post- acquisition periods are not comparable, activity for both periods in 2005 have been combined to provide a basis for discussion. Major differences are noted in the discussions below.

General

The Acquisition

On August 11, 2005, GE and CDP, through their indirect ownership of Holdings, acquired all of our outstanding capital stock owned by Highstar for a purchase price of $389.1 million in cash, plus the assumption of $467.9 million in long-term debt, including current maturities, and Series A Preferred Stock, such that following the transaction Holdings owned all of our outstanding capital stock. Following the acquisition, our capital stock was immediately recapitalized and the Series A Preferred Stock was converted into common stock. Southern Star acquired Central, our only operating subsidiary, in 2002.

We expect to continue our operations under our current management on a stand-alone basis and do not expect the change in ownership to have a material adverse impact on our future operations.

The acquisition has been accounted for under the purchase method of accounting, as required by Statement of Financial Accounting Standards, or SFAS 141, “Business Combinations.” The purchase price of the acquisition has been “pushed down” and allocated to our assets and liabilities.

As Central’s rates are regulated by the FERC, and the FERC does not allow recovery in rates of amounts in excess of original cost, Central’s historical assets and liabilities equaled fair value at the date of the acquisition. The total purchase price including acquisition costs, exceeded the fair value of our net assets and liabilities. This excess has been classified as “Goodwill” on the Consolidated Balance Sheets included elsewhere herein. The goodwill is not amortized and is subject to an annual impairment test in accordance with SFAS 142, “Goodwill and Other Intangible Assets.”

All accounting and reporting policies contained herein conform with accounting principles generally accepted in the United States, or GAAP. The financial information contained herein has been prepared in accordance with the rules and regulations of the SEC.

The Business

Southern Star is the parent company of Central, our only operating subsidiary and the sole source of our operating revenues and cash flows. Central owns and operates an approximately 6,000 mile natural gas pipeline and associated natural gas storage facilities in the Midwest. Central’s primary markets are regulated local natural gas distribution companies, municipalities, intrastate pipelines, electric generation plants and industrial customers in Missouri, Kansas, Oklahoma, and parts of Colorado, Nebraska, Wyoming, and Texas.

Central is an interstate natural gas pipeline engaged in the transportation and storage of natural gas. As such, Central’s rates, facilities and services are regulated by the FERC. Central’s services are provided under both short-term and long-term contracts, subject to a FERC-accepted tariff which governs substantially all terms and conditions of service. The substantial majority of Central’s business is conducted under long-term contracts ranging from one to 31 years. Total average remaining contract life on a volume-weighted basis at March 31, 2006 was approximately seven years.

On April 30, 2004, Central filed a general rate case under FERC Docket No. RP04-276 which became effective November 1, 2004, subject to the requirement that Central refund to customers any amounts it collects in excess of the rates ultimately allowed, with interest. The settlement became final as of May 19, 2005 and the total customer refund related to the settlement of $5.5 million was fully paid by Central on July 1, 2005. The general rate proceeding increased Central’s transportation, storage, and related rates, and also provided for changes to a number of the terms and conditions of customer service in Central’s tariff.

Central’s rates are regulated by the FERC and are designed to provide an allowed rate of return on equity after recovering its costs of service, assuming that its service and contract levels remain constant. As such, our opportunities to grow profits and cash flows are generally limited to Central’s ability to acquire new business on its existing pipeline system or expand into new areas or services. Expansion of its pipeline system or provision of new services generally requires authorization from the FERC. Central’s risks of declining profits or cash flows are primarily related to our ability to maintain current service levels at current rates, including the renewal of long-term contracts on substantially equivalent terms, and its ability to prudently manage costs. We expect to continue to manage our operating costs and to renew expiring contracts on favorable terms. Central and MGE, one of its major customers, have signed agreements extending to 2013 the life of its contracts set to expire in 2006, 2008 and 2010.

Central’s ability to maintain current service levels at its current rates is impacted by both its access to natural gas supplies and competition. Central’s access to multiple sources of natural gas supply and its unique storage capabilities, due to the strategic location of its storage facilities within its major market areas, are strengths that aid in limiting its downside risks. The competing interstate pipelines generally offer less diverse geographic access to natural gas supply and less competitively priced, flexible on-system storage.

We proactively seek growth opportunities that will further strengthen our financial position and results of operations. The costs we incur for many of our growth opportunities are reimbursed by the operator of the gas supply or delivery point. Expansion projects are generally supported through cost reimbursement or through long-term firm contract commitments.

Critical Accounting Policies

Our discussion and analysis of our financial condition, results of operations, liquidity, and capital resources is based on our financial statements, which have been prepared in accordance with GAAP. GAAP requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base these estimates on historical experience and on various other assumptions that we consider reasonable under the circumstances. We evaluate our estimates on an on-going basis. Actual results may differ from these estimates. We believe that, of our significant accounting policies, the following may involve a higher degree of judgment or complexity.

Accounting for the Effects of Regulation

Like all interstate natural gas pipeline operators, Central is subject to regulation by the FERC. SFAS 71, “Accounting for the Effects of Certain Types of Regulation,” provides that rate-regulated public utilities account for and report regulatory assets and liabilities consistent with the economic effect of the way in which regulators establish rates if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it reasonable to assume that such rates can be charged and collected. Accounting for businesses that are regulated and apply the provisions of SFAS 71 can differ from the accounting requirements for non-regulated businesses. Transactions that are recorded differently as a result of regulatory accounting requirements include the capitalization of an equity return component on regulated capital projects, employee related benefits and other costs and taxes included in, or expected to be included in, future rates. As a rate-regulated entity, we have determined that it is appropriate to apply the accounting prescribed by SFAS 71 to the operations of Central and, accordingly, the consolidated financial statements included elsewhere herein include the effects of the types of transactions described above that result from regulatory accounting requirements.

Goodwill

We have recorded $326.3 million of Goodwill as discussed in Note 3 of the Notes to the Consolidated Financial Statements included elsewhere herein. Goodwill is not amortized and is subject to an annual impairment test in accordance with SFAS 142, “Goodwill and Other Intangible Assets.”

Revenues Subject to Refund

The FERC regulatory processes and procedures govern, among other matters, Central’s tariff and rates that Central is permitted to charge to customers for its services. Key determinants in the ratemaking process are (1) contracted capacity assumptions, (2) costs of providing service, including depreciation expense, and (3) allowed rate of return, including the equity component of a pipeline’s capital structure and related income taxes. Accordingly, at any given time, some of the collected revenues may be subject to possible refunds required by final order of the FERC. Central records estimates of rate refund liabilities based on its and other third-party regulatory proceedings, advice of counsel and estimated total exposure, as discounted and risk weighted. If the actual refunds differ from the estimated refund liability, revenues would be impacted by the difference between estimated and actual refunds.

Loss Contingencies and Operating Expenses

We establish reserves for estimated loss contingencies when assessments determine that a loss is probable and the amount of the loss can be reasonably estimated. Adjustments to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect previous assumptions with respect to the likelihood or estimation of loss. Reserves for contingent liabilities are based upon our assumptions and estimates, and advice of legal counsel or other third parties regarding the probable outcome. Should the outcome differ from the assumptions and estimates, revisions to estimated reserves for contingent liabilities would be required, which may impact our results of operations.

We also estimate accruals for certain operating expenses, primarily depreciation, employee benefit costs, unbilled professional fees, and ad valorem taxes. The estimates are based on historical experience, our assumptions about current period activities, and other information gathered within an accounting period. Actual results could differ from those estimated. Such estimates are adjusted as facts become known or circumstances change that affect the assumptions used or amounts accrued. See the Notes to Consolidated Financial Statements included elsewhere herein for further discussion of our accounting policies and methods that may include estimates.

Other

Please refer to the Notes to the Consolidated Financial Statements included elsewhere herein for a complete discussion of significant accounting policies and recent accounting standards.

Results of Operations

Results of operations for all periods presented include the operations of Central, our only operating subsidiary. The three months ended March 31, 2006, reflects the impact of the acquisition by Holdings, and the three months ended March 31, 2005, represents a pre-acquisition period. The two periods represent two different bases of accounting; however, due to the fact that our purchase price allocation considers that Central’s historical book value is equal to fair value and Central owns substantially all of our assets, there are no significant differences between the two presentations. As the excess of fair value paid over net book value was primarily allocated to goodwill, which is non-amortizable, there is no impact on results of operations from that aspect of the allocation. Pro forma results of operations are not presented, as the only continuing impacts of the acquisition on our results of operations are related to interest expense; these impacts are noted in the variance discussions below.

Comparison of the Three Months Ended March 31, 2006 and 2005

Operating revenues were $47.0 million for the quarter ended March 31, 2006, a $2.5 million, or 5.7%, increase from the prior year’s first quarter. This increase is primarily due to increased demand for Central’s park and loan service and increased inventories in storage due to mild climate conditions.

Operations and maintenance expenses increased by $0.7 million, or 7.5%, from $9.3 million for first quarter 2005, to $10.0 million for first quarter 2006, principally due to increased integrity management costs and increased requirements for the Kansas Corporation Commission’s fully authorized operating permit applications, required for Central’s Kansas storage facilities.

Administrative and general expenses were $9.0 million and $8.3 million, for the quarter ended March 31, 2006 and 2005, respectively, a $0.6 million, or 7.4% increase. The increase is primarily attributable to $0.5 million in additional salary costs, paid or accrued, associated with employee retention agreements entered into in August 2005.

Depreciation expense was $7.2 million in the first quarter 2006 as compared to $7.5 million in the first quarter 2005, a $0.3 million, or 4.2% decrease. The change is primarily attributable to Central’s RP04-276 rate settlement that approved a lower depreciation rate on transmission assets. The new depreciation rates were implemented in May 2005.

Taxes other than income taxes increased by $0.5 million, or 16.8%, to $3.5 million for the quarter ended March 31, 2006. The increase was mainly the result of increases in state property tax assessments after giving effect to Central’s increase in revenues resulting from its RP04-276 rate proceedings.

Interest expense was $7.3 million for the quarter ended March 31, 2006 as compared to $10.2 million for the quarter ended 2005, a $2.9 million, or 28.3%, decrease. The decrease is primarily attributable to $1.9 million lower Series A Preferred Stock dividend expense due to the recapitalization of our stock in August 2005 and the $0.8 million amortization of a premium resulting from the fair valuing of the $180.0 million 8.50% Notes at the date of the acquisition. See below and in Note 5 of the Notes to the Consolidated Financial Statements for the quarters ended March 31, 2006 and 2005 included elsewhere herein for further discussion of our long-term debt.

Interest income increased by $0.3 million, or 157.5%, to $0.6 million for the quarter ended March 31, 2006. The increase is primarily due to higher cash balances and higher interest rates in 2006 than in 2005.

The provision for income taxes was $4.2 million for the first quarter 2006, an increase of $0.8 million, or 24.7%, from $3.4 million in the first quarter 2005, commensurate with higher pre-tax income. Dividends and other costs associated with our Series A Preferred Stock were not tax deductible. Excluding these costs, our effective tax rate for the first quarter 2006 was 39.5% as compared to 41.3% for the first quarter 2005.

Comparison of the Years Ended December 31, 2005 and 2004

Operating revenues were $181.9 million for the year ended December 31, 2005, a $17.6 million, or 10.7%, increase from the prior year, primarily due to an expansion which was placed in service on September 1, 2004 and increased revenues resulting from the RP04-276 rate proceeding, which became effective, subject to refund, on November 1, 2004. The increase is partially offset by the discontinuation of Gas Research Institute, or GRI, funding beginning with Central’s August 2004 billings. As GRI funding represented costs flowed through to customers, the associated revenues were offset by corresponding operating expenses.

Operations and maintenance expenses increased by $0.8 million, or 2.0%, from $37.5 million for 2004, to $38.3 million for 2005, principally due to increased labor costs. This increase was partially offset by higher 2004 maintenance and repair expenses at the Grabham Compressor Station.

Administrative and general expenses were $39.5 million and $37.0 million, for the years ended December 31, 2005 and 2004, respectively, a $2.5 million, or 6.7% increase. The increase is primarily attributable to $3.9 million in additional salary costs, paid or accrued, associated with employee retention agreements entered into in 2005. The increase was partially offset by lower employee benefits and GRI costs.

Depreciation expense was $28.2 million in 2005 as compared to $27.8 million in 2004, a $0.4 million, or 1.4% increase. The change is primarily attributable to adjustments to decrease depreciation expense related to the retirement of Supervisory, Control and Data Acquisition, or SCADA, equipment in the fourth quarter of 2004. The increase was partially offset by a 2005 depreciation adjustment related to the RP04-276 rate settlement that approved a lower depreciation rate on transmission assets.

Taxes other than income taxes increased by $1.5 million, or 13.7%, to $12.3 million for the year ended December 31, 2005. The increase was mainly the result of increases in state property tax assessments after giving effect to Central’s increase in revenues resulting from its RP04-276 rate proceedings.

Interest expense was $36.5 million for the year ended December 31, 2005 as compared to $40.9 million for 2004, a $4.4 million, or 10.6%, decrease. The decrease is primarily attributable to $3.3 million lower Series A Preferred Stock dividend expense due to the recapitalization of our stock in August 2005 and the $1.2 million amortization of a premium resulting from the fair valuing of the $180.0 million 8.50% Notes at the date of the acquisition. See below and in Note 5 of the Notes to the Consolidated Financial Statements for the years ended December 31, 2005 and 2004 included elsewhere herein for further discussion of our long-term debt.

Interest income increased by $0.8 million, or 123.7%, to $1.5 million for the year ended December 31, 2005. The increase is primarily due to higher cash balances and higher interest rates in 2005 than in 2004.

Miscellaneous other income was minimal in 2005 compared to miscellaneous other expense of $2.4 million in 2004. The change is primarily due to a 2004 reduction of $4.7 million in the carrying value of a segment of the pipeline resulting from its RP04-276 rate proceeding partially offset by a 2004 reduction of $1.8 million in a reserve for settlement of the Kansas Ad Valorem Tax Reimbursement.

The provision for income taxes was $13.5 million for 2005, an increase of $7.0 million, or 106.9%, from $6.5 million in 2004, commensurate with higher pre-tax income. Dividends and other costs associated with our Series A Preferred Stock are not tax deductible. Excluding these costs, our effective tax rate for 2005 was 40.6% as compared to 39.5% in the prior year.

Comparison of the Years Ended December 31, 2004 and 2003

Operating revenues were $164.3 million for the year ended December 31, 2004, a $5.7 million, or 3.6%, increase from the prior year, primarily due to a pipeline expansion which was placed in service September 1, 2004, increase in demand for park and loan services, and increased revenues resulting from the RP04-276 rate proceeding, which became effective subject to refund on November 1, 2004.

Operations and maintenance expenses for 2004 increased by $3.1 million, or 9.0%, from $34.4 million for the prior year, to $37.5 million for 2004, principally due to scheduled higher spending for maintenance projects and higher operating expenses from one of our storage fields.

Administrative and general expenses were $37.0 million and $41.0 million, for the years ended December 31, 2004 and 2003, respectively, a $4.0 million, or 9.7%, decrease. The decrease was primarily attributable to costs of $3.7 million in 2003 related to Central’s transition from its previous owner as a result of the Highstar acquisition in 2002.

Depreciation expense was $27.8 million in 2004 as compared to $29.3 million in 2003, a $1.5 million, or 5.1% decrease. The decrease was primarily attributable to adjustments related to the retirement of SCADA equipment in 2004.

Interest expense was $40.9 million for the year ended December 31, 2004 as compared to $42.4 million for 2003, a $1.5 million, or 3.6% decrease. The decrease was primarily attributable to $4.4 million lower amortization of debt expense, offset by $1.3 million of higher interest expense associated with the third quarter 2003 borrowing by Central under its secured credit facility; $0.7 million higher interest expense resulting from our 2003 refinancing; and $1.0 million higher dividend expense associated with our Series A Preferred Stock.

Miscellaneous other expense was $2.4 million in 2004 compared to miscellaneous other income of $3.4 million in 2003, a change of $5.8 million. The change was primarily due to a December 2004 reduction of $4.7 million in the carrying value of a segment of the pipeline as a result of its RP04-276 rate proceeding, partially offset by a 2004 reduction of $1.8 million in a reserve for settlement of the Kansas Ad Valorem Tax Reimbursement as compared to a $2.9 million favorable cash settlement in 2003 of a reserve for an abandoned business development project.

The provision for income taxes was $6.5 million for 2004, an increase of $1.7 million from 2003, commensurate with higher pre-tax income. Dividends and other costs associated with our Series A Preferred Stock were not tax deductible. Excluding these costs, our effective tax rate for the current year period was 39.5% as compared to 41.2% in the prior year.

Liquidity and Capital Resources

We believe we have sufficient liquidity to satisfy our capital and other liquidity requirements in 2006. We expect to fund our capital and other liquidity requirements with cash flows from operating activities and by accessing capital markets as needed to support operations and capital expenditures.

As of June 16, 2006, we had senior secured long-term debt ratings of Ba3 from Moody’s Investors Service and BB+ from Standard & Poors, and Central had senior secured long-term debt ratings of Baa3 from Moody’s Investors Service and BBB- from Standard & Poors. Any downgrades in these ratings may increase our borrowing costs or limit our access to capital.

Net cash provided by operating activities for the quarters ended March 31, 2006 and 2005 was $10.2 million and $16.1 million, respectively. Cash from operating activities was lower in the first quarter 2006 primarily due to disbursements to settle higher year end 2005 accounts payable balances. Trade and Other Payables were $2.5 million higher at the beginning of 2006 than at the beginning of 2005. The variance was also due in part to less cash received from customers for reimbursable capital projects in the first quarter of 2006 as compared to the comparable period in 2005.

Net cash used in investing activities for the quarters ended March 31, 2006 and 2005 was $4.2 million and $4.8 million, respectively. Cash used in investing activities was lower in the first quarter 2006 primarily due to lower capital expenditures.

Net cash used in financing activities was $15.4 million for the quarter ended March 31, 2006 as compared to $1.4 million for the same period in 2005. Cash used for financing activities was higher in the first quarter 2006 primarily due to higher dividend payments to common equity holders, a $2.0 million working capital settlement paid to Highstar, and payment of the $7.3 million notes payable to Highstar, as discussed in Note 5.

Net cash provided by operating activities for the years ended December 31, 2005 and 2004 was $65.7 million and $40.9 million, respectively. Cash from operating activities was higher in 2005 primarily as a result of an increase in revenues collected pursuant to the RP04-276 rate proceeding and lower 2005 payments for pension and postretirement medical benefits. The increase in cash activity in 2005 is also due in part to 2004 activity, including $2.0 million to settle our remaining commitment for the reformation or termination of our natural gas supply contracts and approximately $2.8 million in net payments for various Kansas Ad Valorem Tax Reimbursement settlements, partially offset by $3.2 million of employee retention payments in 2005, as discussed in Note 3 of the Notes to the Consolidated Financial Statements included elsewhere herein.

Net cash used in investing activities for the years ended December 31, 2005 and 2004 was $28.5 million and $34.5 million, respectively. Cash used in investing activities was lower in 2005 primarily due to higher capital expenditures in 2004 resulting from an expansion project. The 2004 construction costs associated with Central’s new headquarters building were fully financed by economic development bonds and, therefore, have been excluded from the Statements of Consolidated Cash Flows included elsewhere herein as non-cash activity.

Net cash used in financing activities was $16.6 million for the year ended December 31, 2005 as compared to $30.5 million for the same period in 2004. Cash used for financing activities was lower in 2005 primarily due to lower dividend payments to common equity holders. The decrease is also due in part to lower dividend payments to our Series A Preferred Stockholder as a result of the recapitalization of our stock. Our financing activities are further discussed below.

Net cash provided by operating activities for the years ended December 31, 2004 and 2003 was $40.9 million and $55.9 million, respectively. Cash from operating activities was lower in 2004 primarily as a result of higher 2004 payments for pension ($7.4 million) and interest ($5.5 million). Cash from operating activities was also lower in 2004 due to cash receipts in 2003 of $6.3 million from The Williams Companies, Inc., the owner of Central prior to its 2002 acquisition by Highstar, for its prorated share of ad valorem taxes and $2.5 million from the sale of unused pipe from inventory. The decrease in cash from operating activities in 2004 was partially offset by an increase in revenues primarily resulting from the RP04-276 rate proceeding and an expansion project.

Net cash used in investing activities for the years end December 31, 2004 and 2003 was $34.5 million and $16.4 million, respectively. The increase was primarily due to higher capital expenditures in 2004 and an $8.0 million receipt of a bridge loan security deposit in 2003. The 2004 construction costs associated with Central’s headquarters building were fully financed by economic development bonds and, therefore, have been excluded from the Statements of Consolidated Cash Flows included elsewhere herein as non-cash activity.

Net cash used in financing activities was $30.5 million for the year ended December 31, 2004 as compared to $16.0 million for the same period in 2003. The variance was primarily due to our refinancing of a $200.0 million bridge loan with $180.0 million of the 8.50% Notes. The variance was partially offset by $8.6 million in debt issuance expense, the repayment of $4.0 million in borrowings related to the restructuring of Central’s property and liability insurance program, and $3.1 million in acquisition costs paid to Williams in 2003.

8.50% Notes

We are the issuer under an indenture dated as of August 8, 2003 with Deutsche Bank Trust Company Americas as trustee of $180.0 million principal amount of 8.50% Senior Secured Notes due August 1, 2010, all of which was outstanding as of March 31, 2006.

Interest on the 8.50% Notes is payable semi-annually in February and August. The 8.50% Notes were subject to certain covenants that restricted, among other things, the ability of us or our subsidiaries to make investments; incur additional indebtedness; pay dividends on, or redeem capital stock; create liens; sell assets; or engage in certain other business activities. See Note 9 of the Notes to the Consolidated Financial Statements for the years ended December 31, 2005 and 2004 included elsewhere herein for further discussion of dividends and related restrictions.

As a result of the acquisition, the value of the 8.50% Notes was calculated at fair value and a premium of $15.7 million was recorded in Long-Term Debt on our Consolidated Balance Sheet included elsewhere herein. This premium was being amortized over the remaining life of the 8.50% Notes. Associated unamortized debt issuance expenses were valued at zero on our Consolidated Balance Sheet included elsewhere herein.

On March 23, 2006, we launched a tender offer pursuant to which we offered to purchase all of our outstanding 8.50% Notes. As part of this tender offer, we solicited consents to amend the indenture governing the 8.50% Notes to eliminate substantially all of the covenants and certain events of default.

As a result of the tender, we accepted for payment $176.9 million principal amount of the 8.50% Notes, which represented 98.29% of the outstanding aggregate principal amount of the 8.50% Notes. We paid approximately $13.8 million in premiums related to the tender offer. In addition, we entered into a Supplemental Indenture for the 8.50% Notes on April 10, 2006, which eliminated substantially all of the original covenants and certain events of default.

6.75% Notes

On April 13, 2006, we completed the private offering of $200.0 million aggregate principal amount of the notes, the proceeds of which were used to retire our 8.50% Notes tendered, including related premiums and expenses, and to pay the issuance costs of the notes.

Interest is payable semi-annually on March 1 and September 1 of each year, beginning on September 1, 2006. The 6.75% Notes will mature on March 1, 2016. The 6.75% Notes are senior unsecured obligations and rank equal in right of payment to all of our existing and future unsecured indebtedness, including our 8.50% Notes that remain outstanding following our tender offer and are effectively junior to any secured indebtedness of ours to the extent of the value of the assets securing such indebtedness, if any.

In connection with the issuance of the 6.75% Notes, we entered into a registration rights agreement on April 13, 2006, with Lehman Brothers, Inc. and Credit Suisse Securities (USA) LLC whereby we agreed to offer to exchange the 6.75% Notes for a new issue of substantially identical notes registered under the Securities Act. Under the registration rights agreement, we are required to file an exchange offer registration statement with the SEC within 180 days after the issue date of the notes and to use our reasonable best efforts to consummate the exchange offer within 270 days after the issue date of the notes.

Central Credit Facility

As of March 31, 2006, Central had in place a secured credit facility with Union Bank of California, providing for, among other things, a term loan of $50.0 million that matured on May 1, 2006. Central’s credit facility was secured by certain customer contracts and physical assets of Central.

In connection with Central’s first quarter 2006 refinancing discussed below, the term loan was repaid in full on April 13, 2006 and the related agreements were terminated.

Central’s 7.375% Notes

As of March 31, 2006, Central had outstanding $175.0 million of 7.375% Senior Notes due November 15, 2006.

On March 23, 2006, Central launched a tender offer pursuant to which it offered to purchase all of its outstanding 7.375% Notes. As part of this tender offer, Central solicited consents to amend the indenture governing the 7.375% Notes to eliminate substantially all of the covenants and certain events of default. As a result of the tender offer, Central accepted for payment $155.1 million aggregate principal amount of the 7.375%

Notes, which represented 88.65% of the outstanding aggregate principal amount of the 7.375% Notes. On April 7, 2006, Central entered into the Supplemental Indenture for the 7.375% Notes, which eliminated substantially all of the original covenants and certain events of default. On April 25, 2006, Central called for redemption the remainder of its 7.375% Notes, settlement of which was made on May 1, 2006. As of March 31, 2006, Central paid approximately $2.3 million in premiums for the retirement of its 7.375% Notes pursuant to the tender offer and call for redemption.

Central’s 6.0% Notes

On April 13, 2006, Central completed the private offering of $230.0 million aggregate principal amount of 6.0% Senior Notes due 2016, the proceeds of which were used to pay issuance costs of the offering, to pay amounts outstanding under Central’s credit facility, and to retire its 7.375% Notes, including related premiums and expenses.

Central is the issuer under the indenture with respect to the 6.0% Notes, dated as of April 13, 2006, with The Bank of New York Trust Company, N.A. as trustee. The 6.0% Notes will mature on June 1, 2016. The Indenture governing the 6.0% Notes contains customary restrictive covenants and events of default.

Interest on the 6.0% Notes is payable on June 1 and December 1 of each year, beginning on December 1, 2006. The 6.0% Notes mature on June 1, 2016. The 6.0% Notes are Central’s senior unsecured obligations and rank equal in right of payment to all of its existing and future unsecured indebtedness and are effectively junior to the secured indebtedness of Central to the extent of the value of the assets securing such indebtedness, if any.

At March 31, 2006, we were in compliance with the covenants of all outstanding debt instruments. See Note 5 of the Notes to the Consolidated Financial Statements included elsewhere herein for further discussion of our debt instruments.

The declaration and payments of dividends or distributions to equity holders, under the indenture governing our 8.50% Notes were subject to, with certain limited exceptions, a minimum fixed charge coverage ratio and available quarterly cash flows from operations, as defined in the indenture.

As a result of various settlements in 2004, Central received approximately $38.2 million, and distributed the same amount to customers pursuant to the Kansas Ad Valorem Tax Reimbursement discussed in Note 7 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005 included elsewhere herein. In 2005, Central reduced its Kansas Ad Valorem Tax Reimbursement receivable from producers by $2.9 million with a corresponding reduction to its liabilities to customers, to remove claims against producers that were not actively being pursued by any party. The amount of the receivable and liability at December 31, 2005 related to remaining claims was approximately $0.7 million and $0.8 million, respectively.

A Tax Sharing Agreement is in place by and among us and Central. Pursuant to this agreement, we operate under a Federal and State Income Tax Policy which provides that we will file consolidated tax returns on behalf of our self and Central and pay all taxes shown thereon to be due. Central makes payments to us as though it were filing a separate return for its federal income tax liability. We have an obligation to indemnify Central for any liability that Central incurs for taxes of the affiliated group of which we are members under Treasury Regulations Section 1.1502-6.

Central has a 20-year capital lease with the Owensboro-Daviess County Industrial Development Authority for use of a headquarters building. Ownership of the facility will transfer to Central for a nominal fee upon expiration of the lease. The overall effective interest rate on the obligation is 6.29%. Principal and interest are paid semi-annually in January and July. Principal payments began July 1, 2005.

On April 30, 2004, Central filed a general rate case under FERC Docket No. RP04-276 which became effective November 1, 2004, subject to the requirement that Central refund to customers any amounts it collects in excess of the rates ultimately allowed, with interest. The FERC issued an Order approving the uncontested settlement of the case which became final and non-appealable as of May 19, 2005. At June 30, 2005, Central had a payable to customers of $5.5 million, including interest, for amounts collected from customers in excess of settled rates. The refunds of $5.5 million, including interest, were made to customers on July 1, 2005. The terms of the settlement preclude Central from filing another rate case changing settled rates to be effective prior to November 1, 2006 and require it to file a rate case to be effective no later than November 1, 2008. In addition, the terms of the settlement provide for a moratorium on any rate complaints or challenges under Section 5 of the Natural Gas Act of 1938 by any party other than the FERC proposing a change to settled rates effective before November 1, 2006.

Prior to the acquisition, we entered into employee retention agreements with the officers of Central. Pursuant to the agreements, in August 2005, initial payments of approximately $3.2 million were made to the officers upon execution of the agreements and were recorded in administrative and general expenses at that time. These agreements also require annual payments to those employees over the next five years, totaling $9.3 million, unless the employee is terminated for Cause, as defined in the agreements. We are accruing the expenses associated with these payments ratably over the period services are being provided.

Market Risk

Our market risk is limited to interest rate risk on our long-term debt. All interest is fixed. Our long-term debt at March 31, 2006, had a carrying value of $418.6 million and a fair value of $422.5 million. On April 13, 2006, we completed the refinancing of our long-term debt, further discussed in Note 5 of the Notes to the Consolidated Financial Statements for the three months ended March 31, 2006 included elsewhere herein. The carrying value of the new long-term debt at May 11, 2006, was $433.1 million and its fair value approximated its carrying value. We also have outstanding $3.0 million of the 8.5% Notes that were not tendered. The fair value of these untendered notes was $3.4 million at May 11, 2006. The weighted-average interest rate of our long-term debt was 6.59%. Our $200.0 million (6.75%) and $230.0 million (6.0%) long-term debt issues mature in 2016 and the remaining untendered issues of the $180.0 million (8.5%) long-term debt issue mature in 2010.

Our $8.3 million capital lease obligation matures on various dates through 2024 and carries a fixed effective interest rate of 6.29%.

Other

Contractual Obligations and Commitments

The table below summarizes our significant contractual obligations and commitments as of December 31, 2005 for the years indicated:

Payments Due by Period

(In thousands)

	Long-Term Debt	Capital Leases[1]	Purchase Obligations	Operating Leases	Capital Expenditure Commitments[2]	Total Contractual Obligations
2006	$225,000	$735	$2,794	$205	$1,460	$230,194
2007	—	765	—	157	2,910	3,832
2008	—	690	—	130	1,460	2,280
2009	—	720	—	125	1,460	2,305
2010	180,000	745	—	64	1,460	182,269
After 2010	—	4,980	—	49	1,460	6,489

Total	$405,000	$8,635	$2,794	$730	$10,210	$427,369

(1)	Principal payments on capital lease for Central’s headquarters building. See discussion in “Liquidity and Capital Resources” above.
(2)	Capital Expenditure commitments represent estimated commitments to third parties to construct facilities in future periods.

We have estimated capital expenditures of $39.0 million in 2006 including $9.4 million for our Ozark Trails Expansion Project. For the year ended December 31, 2005, our capital expenditures were $28.5 million, excluding expenditures of approximately $0.6 million related to the capital lease on Central’s headquarters building which is being financed under the arrangement described above. In March 2006, we signed precedent agreements with customers in regard to the Ozark Trails Expansion Project and filed for FERC approval with an anticipated in-service date of December 1, 2006.

In addition to the contractual obligations and commitments listed above, we expect to contribute, in 2006, $8.0 million to its Union and Non-Union Retirement Plans. See Note 10 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005, included elsewhere herein for further discussion of our employee benefit plans.

In connection with the Acquisition, the Management Agreement, dated as of April 26, 2004 (Management Agreement), among Highstar, Central and Western Frontier Company, L.L.C., a wholly owned subsidiary of Southern Star (Western Frontier), was terminated effective as of the Acquisition date on August 11, 2005. Pursuant to the Management Agreement, Highstar provided general management services to Central and Western Frontier with respect to the assets, conduct of business and management of operations of Central and Western Frontier. No penalty was incurred in connection with the termination of the Management Agreement. The Company paid approximately $1.0 million and $1.1 million for management fees and expenses to Highstar during the period January 1 through August 11, 2005 and during the year ended December 31, 2004, respectively. No amounts were paid in 2003.

On August 11, 2005, Central and Western Frontier entered into an Operating Company Services Agreement (Operating Services Agreement) with EFS Services, LLC, an affiliate of GE. Pursuant to the Operating Services Agreement, EFS Services, LLC provides certain consulting services to Central and Western Frontier for a service fee of $1.0 million per year, plus the reimbursement of reasonable expenses up to $0.2 million in a 12-month period incurred by EFS Services, LLC in providing such services. In 2005, the Company paid approximately $0.4 million for service fees and expenses to EFS Services, LLC. The Operating Services Agreement terminates at such time as GE or any of its affiliates ceases to beneficially own any securities of Holdings. In addition, on August 11, 2005, Southern Star entered into an Administrative Services Agreement (Services Agreement) with EFS Services, LLC to provide certain administrative services to Southern Star and Holdings. Pursuant to the terms of the Services Agreement, EFS Services, LLC is not paid a fee for its services, however, it is entitled to be reimbursed for the reasonable expenses it incurs in providing such services.

Contractual obligations and commitments are expected to be funded with cash flows from operating activities, and by accessing capital markets as needed.

Contingencies

On August 11, 2005, we received a Notice of Probable Violation and Proposed Civil Penalty from the Department of Transportation, or DOT, for an incident that occurred on June 14, 2003, at the Kechi Town Border in Kansas. The incident involved a failure of a natural gas regulator and an over-pressure protection regulator and the subsequent rupture of the downstream gas meter used to meter the gas to the town of Kechi. The incident resulted in no injuries or damage to properties of others but did result in a loss of service to some customers for up to 18 hours. The DOT recommended a preliminary assessed civil penalty of approximately $0.4 million for probable violations of three pipeline safety regulations. The proposed penalty was recorded as miscellaneous other expenses in the third quarter of 2005. After the incident, we conducted a detailed investigation into the cause of this failure and proposed and implemented several recommendations which have been incorporated permanently into our Operations and Maintenance procedures and into our gas control alarm systems. We also received requests for information from the Kansas Corporation Commission and the DOT and responded fully to all the requests. We responded to the DOT by appealing the assessed civil penalty. In addition, we presented information intended to clarify the facts concerning the subject incident to the DOT at an administrative hearing February 2, 2006, at the DOT’s Central Region Office in Kansas City, Missouri. On May 2, 2006, we received the Final Order assessing a civil penalty of approximately $0.3 million. Upon further review of the situation, we decided not to pursue any further appeals of the Order and paid the reduced fine to the DOT on May 17, 2006.

See Note 6 of the Notes to the Consolidated Financial Statements for the quarter ended March 31, 2006 and Note 7 of the Notes to the Consolidated Financial Statements for the years ended December 31, 2005 and 2004 included elsewhere herein for further information that may cause operating and financial uncertainties.

Effects of Inflation

Central generally has experienced increased costs in recent years due to the effect of inflation on the cost of labor, materials and supplies, and property, plant and equipment. A portion of the increased labor, materials and supplies cost can directly affect income through increased operating and administrative costs. The cumulative impact of inflation over a number of years has resulted in increased costs for current replacement of productive facilities. The majority of Central’s property, plant, equipment and inventory is subject to ratemaking treatment, and under current FERC practices, recovery is limited to authorized historical costs. While amounts in excess of historical cost are not recoverable under current FERC practices, we believe Central will be allowed to recover and earn a return based on the increased actual costs incurred when existing facilities are replaced. Cost-based regulation, along with competition and other market factors, limits our ability to price services or products based upon the effect of inflation on costs.

Seasonality

Substantially all of Central’s operating revenues are generated from the collection of fixed monthly reservation fees for transportation and/or storage services. As a result, fluctuations in natural gas prices and actual volumes transported and stored have a limited impact on Central’s operating revenues. Since the fixed monthly reservation fees are generally consistent from month to month, Central’s operating revenues do not fluctuate materially from season to season.

Generally, construction and maintenance on Central’s pipeline occurs during the summer months when volume throughput is usually lower than during the winter heating season. As such, operating and maintenance expenses are generally higher in the second and third quarters and the majority of Central’s capital expenditures are incurred during this time.

BUSINESS

Southern Star Central Corp.

Southern Star was incorporated in the state of Delaware on September 11, 2002 as an intermediary holding company for the purpose of acquiring Central and Western Frontier. We operate as a holding company for our regulated natural gas pipeline operations and development opportunities. Central is our only operating subsidiary and the sole source of our operating revenues and cash flows. We also own Western Frontier, a greenfield project to access additional gas supplies in the Rocky Mountain region, which may be developed in the future.

On August 11, 2005, GE and CDP, through their indirect ownership of Holdings, acquired all of the outstanding capital stock of Southern Star owned by Highstar for $389.1 million in cash, plus the assumption of $467.9 million in long-term debt, including current maturities and Series A Preferred Stock (which was cancelled following the acquisition). Following this transaction, Holdings owns all of the outstanding capital stock of Southern Star.

Southern Star Central Gas Pipeline, Inc.

Central is a leading provider of natural gas transmission and storage services to the Midwestern United States. We are an interstate natural gas transportation company that owns and operates a regulated natural gas pipeline system, including facilities for natural gas transmission and natural gas storage. Our system operates in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming, and serves customers in each of these states, including customers in major metropolitan areas in Kansas and Missouri, our main market areas. As of March 31, 2006, our gas pipeline system had a mainline delivery capacity of approximately 2.4 billion cubic feet, or Bcf, of natural gas per day and was composed of approximately 6,000 miles of mainline and branch transmission and storage pipelines. We operate eight underground storage fields, seven in Kansas and one in Oklahoma, with an aggregate working gas storage capacity of approximately 43 Bcf and an aggregate delivery capacity of approximately 1.2 Bcf/day. The combination and market proximity of our integrated transportation and storage system allows us to provide multiple, high-value services to our customers. Our service offerings include combined transportation/storage, transportation, storage, park and loan, and pooling. For the year ended December 31, 2005, 95% of our operating revenues was obtained through monthly firm reservation charges and 5% through commodity charges. Reservation charges are “rent” charges under firm contracts, and commodity charges are “usage” charges based on volumes actually transported under firm or interruptible contracts.

At March 31, 2006, we had transportation contracts with approximately 132 shippers. Shippers include regulated natural gas distribution companies, municipalities, intrastate pipelines, direct industrial users, electrical generators and gas marketers and producers. We transport gas to approximately 569 delivery points, including regulated natural gas distribution companies, municipalities, power plants, interstate and intrastate pipelines and large and small industrial and commercial customers.

For the year ended December 31, 2005, approximately 87% of our total operating revenues was generated from long-term contracts with our top ten customers. Natural gas transportation services for our two largest customers, MGE, a division of Southern Union Company (approximately 31%), and KGS, a division of ONEOK, Inc. (approximately 28%), accounted for approximately 59% of our operating revenues for the year ended December 31, 2005. MGE and KGS are both local gas distribution companies that sell or resell natural gas to residential, commercial and industrial customers principally in certain major metropolitan areas of Missouri and Kansas, respectively. We have had significant business relationships with both of these customers or their predecessors for more than 20 years.

As with all interstate natural gas pipeline operators, our transmission and storage activities are subject to regulation by the FERC and, as such, our rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of our jurisdictional facilities, and our accounting, among other things, are subject to regulation. For rate purposes, we have divided our service territory into two discrete geographical areas: the Production Area, which is generally located in Wyoming, Colorado, Texas, Oklahoma and western Kansas, and the Market Area, which is generally located in Missouri, Nebraska and eastern Kansas. Central’s Production Area rates and Market Area rates are additive when transporting gas from the Production Area to the Market Area and vice versa, and are designed to comply with FERC rate-making policies and standards.

Competitive Strengths

Stable, Recurring Revenues Contracted under Long-Term Firm Agreements

For the year ended December 31, 2005, 95% of our operating revenues was obtained through monthly firm reservation charges and 5% through commodity charges. Our transportation and storage agreements are generally contracted on a long-term basis and substantially all of our operating revenues are generated from the collection of fixed monthly reservation fees. As a result, fluctuations in natural gas prices and actual natural gas volumes transported and stored by our customers have historically had a limited impact on our operating revenues. At December 31, 2005, the average remaining contract life on a volume-weighted basis was approximately seven years. The largest KGS contract by volume extends into 2013 and the largest MGE contract by volume extends into 2013. Of our top ten customers for the year ended December 31, 2005, eight have been customers for more than 20 years.

In May 2005, the FERC approved a non-contested settlement of our new general rate case, applicable to all of our transportation and storage services. Primarily as a result of the rate case, our revenues increased by $22.0 million in 2005 over the 12-month period ending January 31, 2004, which was the 12-month period used to justify the rate increase. We are not required to file another rate case to be effective until November 2008, but may file a rate case to be effective as soon as November 2006.

Strategically Located and Configured to Access Significant Natural Gas Supply

Our pipeline system provides our customers with access to natural gas supplies from diverse producing regions with substantial proven reserves. We receive on-system gas supplies from major producing regions such as the Hugoton basin in Kansas and Oklahoma, the Anadarko basin in Oklahoma and Texas, and the Rocky Mountain area in Wyoming. In addition, we have 20 interconnections with major interstate and intrastate pipelines, which provide our customers with access to major domestic supply hubs in the Mid-Continent and Rocky Mountain regions. Our strategic location and configuration enables us to attract new natural gas production seeking access to market areas in the Mid-Continent, as evidenced by our recent completion of a 0.4 Bcf/day interconnection to the Cheyenne Plains pipeline. We believe that our strategic position within the Mid-Continent markets will continue to provide access to abundant gas supplies in the future.

Strong Competitive Position in Our Markets

We deliver a significant percentage of the gas needs of the local gas distribution companies we serve, covering the metropolitan areas of Kansas City, Kansas; Wichita, Kansas; Topeka, Kansas; Lawrence, Kansas; Oklahoma City, Oklahoma; St. Joseph, Missouri; Joplin, Missouri; Kansas City, Missouri and Springfield, Missouri, as well as numerous smaller cities and towns in Kansas, Missouri, Nebraska and Oklahoma. We currently are the only interstate pipeline serving many of these markets with local on-system storage and we offer a variety of services to our customers to suit their specific needs, including no-notice transportation/storage service. We compete primarily with other interstate pipelines in the Kansas City metropolitan area and in Wichita, Kansas in the transportation and storage of natural gas. Our pipeline system has multiple interconnections with the local distribution companies in our primary market areas, which enables us to provide our customers with flexibility in terms of receipt points and active on-system gas balancing activities.

Constructing a competing system would be costly and time consuming. An interstate gas pipeline competitor desiring to install competing facilities would have to obtain FERC approval of the new facilities, services to be rendered and initial “certificate” rates, and would have to negotiate for right-of-way access with landowners before it could begin to construct and operate facilities. The regulatory, right-of-way and construction processes can be time consuming. After this start-up process, any new market entrant would lack certainty with respect to its cost of service and the adequacy of its initial rates, and would customarily be required to return to the FERC for a full rate proceeding after the commencement of commercial service.

Flexible Pipeline and Storage Operations

The web-like configuration of our pipeline system, as opposed to a long line system, allows us to simultaneously provide gas transportation services on a forward-haul and back-haul basis. Therefore, we can transport gas from various points in multiple directions and are able to provide our customers with low cost supply alternatives and flexible service options. Our web-like system and the strategic location of our storage fields allow us to provide no-notice and park and loan services and enable customers to offset supply disruptions, minimize the effects of pipeline bottlenecks and gas price fluctuations, and receive and deliver gas from multiple points on our system. While the majority of our customers contract for firm transportation/storage services, our pipeline configuration and storage assets allow us to generate incremental revenues from interruptible and park and loan services.

Long-Standing Customer Relationships

We have a long history of providing service to our region, have developed strong customer relationships in our core markets and continue to rank highly on our customer satisfaction surveys conducted by outside consultants. We believe our consistently high level of customer satisfaction and strong competitive position is due to our customer service focused culture and our ability to deliver flexible, reliable services, and customized gas transportation solutions at prices generally lower than those of our competitors. Nine of our top ten customers all average over ten years as customers and eight of the ten have been customers for over 20 years.

Strong Management and Operating Team

We have a seasoned operating management team, with most key members having at least 20 years of industry experience and a strong understanding of the markets we serve. Our management team and our employees focus on operating our assets efficiently while providing a high level of service to our customers. Our management team also has a comprehensive understanding of the regulatory environment under which we operate. The depth and strength of our management team enables us to identify and capitalize on expansion and growth opportunities and manage our assets efficiently.

Business Strategy

Maintain Safe and Reliable Operations with a High Degree of Customer Satisfaction

We intend to continue to operate our transportation and storage facilities in a safe manner for our communities, customers, employees and the environment. We believe our record of long-term customer relationships and contract extensions is due to our reliable and flexible transportation and storage services as well as the relatively low rates we offer our customers.

Continue to Efficiently Operate and Control Costs of Our Existing Operations

We believe we can generate additional revenue and operating income by increasing and optimizing throughput on our existing pipeline assets. Because of our relatively low variable costs of operation, increasing revenues generally leads directly to increased cash flow and improved margins. We intend to control our costs by focusing a portion of our capital expenditures on maintaining and enhancing pipeline safety and security, operational efficiency and performance improvements.

Strategically Expand Our Natural Gas Transportation Infrastructure

We believe that the demand for natural gas in our region will continue to increase due to the growing use of natural gas as fuel for power generation facilities in response to environmental concerns. We also believe demand growth will support future expansions of our system’s capacity. We intend to capitalize on our existing infrastructure, market position and customer relationships in order to expand operations to meet the increased demand for natural gas transportation and storage services, while maintaining access to substantial sources of natural gas supply. We have expanded, and will continue to expand, our infrastructure on the basis of long-term firm commitments from customers for the additional capacity or with customer commitments for financial reimbursements for improvements to existing facilities.

Pursue Growth and Expansion Opportunities

We actively pursue new gas supply connections to our system to provide customers additional supply options and flexibility to meet their demands. In many cases, the operator of the gas supply point reimburses us for the cost of the facilities required to receive gas into our system. During the first quarter of 2006, we completed one new gas supply connection in Carbon County, Wyoming and continued working towards completion of another in Grant County, Oklahoma. These gas supply connections are designed to receive approximately 50,000 dekatherms per day or Dths/day of gas and 10,000 Dths/day of gas, respectively, and our costs are reimbursable by the operator. In addition, the City of Mulvane, Kansas will reimburse Central for the cost of facilities, expected to be completed in the second quarter of 2006, designed to deliver approximately 6,000 Dths/day of the city’s gas requirements.

We also generally undertake expansion projects only when we have firm transportation and/or storage commitments from customers that we believe will provide revenues sufficient for us to earn our regulated allowed return on investment. Pursuant to the Ozark Trails Expansion Project, we propose to expand pipeline capacity in certain parts of Kansas and Southwest Missouri. The estimated cost of the project is $9.4 million and we expect it will generate revenues of approximately $1.6 million per year. We have signed agreements with the customers and have filed an application with respect to the project with the FERC for its approval with an anticipated in-service date of December 1, 2006.

Pipeline Operations

The system receives natural gas supplies from the major production areas of the Kansas Hugoton region, Oklahoma producing region, Wyoming Rocky Mountain region and Texas panhandle producing region. The Kansas Hugoton region is a mature basin with substantial reserves. We expect that gradual production declines in this area will be offset by new supplies from other regions, particularly the Rocky Mountain region. Southern Star believes that the Rocky Mountain region has substantial potential for future drilling and production. Central’s Rawlins-Hesston line, which extends from Wyoming to Kansas, generally operates at full capacity. We believe that the strategic location of our pipeline system will continue to provide access to abundant natural gas supplies in the future.

The system has 20 pipeline interconnects with major interstate and intrastate pipelines that provide customers the opportunity to access natural gas from a variety of U.S. basins. Of the 20 interconnects, seven are delivery points; seven are receipt points; and six are bi-directional (both receipt and delivery) points. The large number and geographic diversity of interconnects provide Central’s customers with a high degree of flexibility in sourcing natural gas supplies and independence from any single interconnect. These interconnects allow the interaction of Central’s system with a substantial portion of the midwestern natural gas market, as well as access to major domestic pricing hubs.

Central currently has 39 compressor stations with approximately 205,000 certificated horsepower. Twenty-eight of Central’s compressor stations are controlled remotely by SCADA and station automation systems.

The SCADA system gathers data from various points on the pipeline such as compressor stations, chromatographs and metering stations. Central’s Gas Control Center remotely controls the operation of the automated engines at the compressor stations.

Central has experienced average daily transportation throughput volumes as indicated in the tables below:

	Trillion British thermal units (TBtu) per day
	2005	2004	2003
Transportation Volumes:
Market area	0.6	0.5	0.5
Production area	0.2	0.2	0.3
Production market interface	0.5	0.4	0.5

This compares to Central’s average daily firm reserved capacity indicated below:

	TBtu per day
	2005	2004	2003
Reserved Capacity:
Market area	1.9	1.9	1.9
Production area	0.4	0.5	0.4
Production market interface	0.8	0.8	0.9

In addition, Central’s firm storage deliverability capacity has been 1.2 TBtu/day for each of these three years.

Storage Operations

Central’s storage facilities are strategically located in close proximity to its key markets. Central operates eight underground storage fields, seven in Kansas and one in Oklahoma, with an aggregate working natural gas storage capacity of approximately 43 Bcf and an aggregate delivery capacity of approximately 1.2 Bcf of natural gas per day.

Central’s storage services are a key component of its service offerings. During periods of peak demand, approximately 50% of the natural gas delivered to customers is supplied from Central’s storage fields. Central’s customers inject natural gas into these fields in warm months, when natural gas demand is often lower, and withdraw natural gas during colder, peak demand months. Storage also provides flexibility to manage weather sensitive loads, such as residential heating, with no disruption in service. Storage capacity enables Central’s system to operate uniformly and efficiently throughout the year as well as allowing it to offer storage services in addition to its transportation services. Central is the only interstate natural gas pipeline serving major metropolitan areas in its main market area that offers customers integrated on-system storage and transportation services.

Services

Transportation/Storage. Central offers a no-notice service that combines its firm transportation and firm storage services to enable its customers to manage their weather sensitive needs. No-notice service allows customers to pull their gas from storage with little or no notice and requires Central to reserve a specified amount of capacity for those customers. This service has a fixed charge based upon the capacity reserved plus a small commodity charge and fuel retention charge based on the volume of the gas actually transported. The storage component of this service provides the customer with the flexibility to inject natural gas supplies into storage during the non-winter months when the cost of natural gas supplies is generally lower. During the winter months, the customer withdraws the stored natural gas supplies as needed to satisfy its weather sensitive needs. On peak days, customers rely on the storage component of this firm transportation and firm storage service to satisfy up to two-thirds of their natural gas supply needs. No-notice service accounted for approximately 67% of our 2005 operating revenues, and as of December 31, 2005, accounted for approximately 75% of Central’s firm market area capacity, 44% of its firm production area capacity and 88% of its firm storage deliverability.

Transportation. Central offers both firm and interruptible transportation service. Firm transportation service requires Central to reserve pipeline capacity at certain receipt and delivery points on its system. Firm customers generally pay based on the quantity of capacity reserved regardless of use plus a small commodity and fuel retention charge paid on the volume of gas actually transported. Firm transportation revenues tend not to vary over the term of the contract, except to the extent that Central’s rates for firm transportation services change. Under Central’s interruptible transportation service, Central agrees to transport gas for customers on a daily basis but does not reserve pipeline capacity for these services. Interruptible service customers pay only for the transportation of the volume of gas actually transported. Central transports natural gas from a receipt point to a delivery point and provides the related administrative functions, such as contracting, scheduling, billing and measuring and allocating natural gas flow into and out of the pipeline, principally on contracts for local natural gas distribution companies, power generators, industrials, marketers and producers. This service accounted for approximately 30% of our 2005 operating revenues, and as of December 31, 2005, comprised approximately 25% of Central’s firm market area capacity and 56% of its firm production area capacity.

Storage. Central provides both firm and interruptible storage service. Similar to Central’s transportation services, customers choose firm or interruptible storage services based on the importance of factors such as availability, price of service and the amount of storage capacity needed. Firm storage customers receive a specific amount of storage capacity including injection and withdrawal rights, while interruptible customers receive storage capacity when it is available. Central has approximately 1.2 TBtu/day of firm storage deliverability capacity and 43 TBtu of on-system working gas storage capacity. Central’s storage service allows shippers to store natural gas close to their customers. Central’s storage facilities are strategically located in close proximity to its key market areas. The majority of the firm storage capacity is contracted as a component of the transportation/storage service (approximately 88% of the firm storage deliverability). The stand alone firm storage service (approximately 12% of firm storage deliverability) and interruptible storage service accounted for approximately 2% of the Company’s operating revenues for the year ended December 31, 2005.

Park and Loan. Central’s “park and loan” service is an interruptible service that provides customers with the flexibility to balance their supplies with market demand. Parking allows customers to store delivered natural gas on the pipeline on a temporary basis. Loaning permits a shipper to borrow natural gas from Central’s system on a temporary basis and later return an identical quantity of natural gas at a designated point on the pipeline. This service accounted for approximately 1% of our operating revenues for the year ended December 31, 2005.

Pooling. Central’s pooling service allows customers to aggregate natural gas from many receipt points into a pool before selling the natural gas into the market and provides them with access to natural gas at competitive prices. This is a service offered by interstate pipelines to eligible customers at no additional charge over regular applicable rates. Central’s ability to provide this service from multiple supply regions distinguishes its pooling service, providing it with a competitive advantage.

Recent Market Initiatives

Central actively pursues new markets for its services and the ability to enhance its deliverability to existing customers. In many cases, the customer reimburses Central for the cost of the facilities required to serve these markets. The following is a summary of recent market initiatives:

East Kansas Agri-Energy (EKAE) Ethanol Plant. The operator of the EKAE Ethanol Plant located in Garnett, Kansas reimbursed Central for the cost of facilities designed to deliver approximately 6,000 dekatherms (Dths) per day of gas to serve the operator’s plant requirements. This project was placed in service in 2005.

Board of Public Utilities (BPU) Nearman Power Plant. The operator of the BPU Nearman Power Plant located in Wyandotte County, Kansas reimbursed Central for the cost of facilities designed to deliver approximately 28,800 Dths/day of gas to serve the operator’s plant requirements. This project was placed in service in 2005.

Aquila South Harper Power Plant. The operator of the Aquila South Harper Power Plant located in Cass County, Missouri reimbursed Central for the cost of facilities designed to deliver approximately 105,000 Dths/day of gas to serve the operator’s plant requirements. This project was placed in service in 2005.

Current Market Initiatives

City of Mulvane Delivery Point. The City of Mulvane, Kansas will reimburse Central for the cost of facilities designed to deliver approximately 6,000 Dths/day of the city’s gas requirements. The facilities are expected to be completed in 2006.

Recent Supply Initiatives

Central actively pursues new gas supply connections to its system to provide customers additional supply options and flexibility to meet their demands. In many cases, the operator of the gas supply point reimburses Central for the cost of the facilities required to receive gas into Central’s system. The following is a summary of recent gas supply points Central has added to its system:

Cheyenne Plains Pipeline Interconnect. The operator of the Cheyenne Plains Pipeline Sand Dunes interconnect located in Kiowa County, Kansas reimbursed Central for the cost of facilities designed to receive approximately 400,000 Dths/day of gas into Central’s pipeline system. This project was placed in service in 2005.

Double Eagle Receipt Point. The operator of the Double Eagle receipt point located in Carbon County, Wyoming reimbursed Central for the cost of facilities designed to receive approximately 50,000 Dths/day of gas into Central’s pipeline system. This project was placed in service in the first quarter of 2006.

SemGas Receipt Point. The operator of the SemGas receipt point located in Grant County, Oklahoma reimbursed Central for the cost of facilities designed to receive approximately 10,000 Dths/day of gas into Central’s pipeline system. This project was placed in service in the first quarter of 2006.

Superior Gathering Receipt Point. The operator of the Superior Gathering receipt point located in Logan County, Oklahoma reimbursed Central for the cost of facilities designed to receive approximately 8,000 Dths/day of gas into Central’s pipeline system. This project was placed in service in 2005.

Various Other Receipt Points. During 2005 and 2006, four other receipt point operators in Oklahoma and Kansas reimbursed Central for the cost of facilities designed to receive approximately 6,000 Dths/day of gas into Central’s pipeline system at each receipt point for a combined total of 24,000 Dths/day.

Current Supply Initiatives

Domestic Energy Partners Receipt Point. The operator of the Domestic Energy Partners receipt point located in Wilson County, Kansas will reimburse Central for the cost of facilities designed to receive 50,000 Dths/day of gas into Central’s pipeline system. This point is scheduled to be in service in 2006.

Bluestem Operating Receipt Point. The operator of the Bluestem Operating receipt point located in Wilson County, Kansas will reimburse Central for the cost of facilities designed to receive 15,000 Dths/day of gas into Central’s pipeline system. This project is expected to be in service in 2006.

Various Other Receipt Points. Five other receipt point operators will reimburse Central for the cost of facilities designed to receive approximately 6,000 Dths/day of gas into Central’s pipeline system at each receipt point for a combined total of 30,000 Dths/day. These projects are anticipated to be in service in 2006.

Expansion Projects

Central generally undertakes expansion projects only when it has firm transportation and/or storage commitments from customers that Central believes will provide revenues sufficient for Central to earn its regulated allowed return on investment. These customer commitments may take the form of actual reimbursement to Central for the cost of the project or long-term firm capacity contracts for increased transportation or storage.

Potential Expansion Projects

Ozark Trails. The Ozark Trails Expansion Project proposes to expand pipeline capacity in certain parts of Kansas and Southwest Missouri. The estimated cost of the project is $9.4 million and we expect it will generate revenues of $1.6 million per year. We have signed precedent agreements with the customers and have filed an application with respect to the project with the FERC for its approval with an anticipated in-service date of December 1, 2006.

Competition

Central competes primarily with other interstate and intrastate pipelines for the transportation of natural gas, and natural gas competes with other forms of energy available to Central’s customers, including electricity, coal, and fuel oils. The principal elements of competition among pipelines are rates, terms of service, access to supply basins, and flexibility and reliability of services. Central competes primarily with other interstate pipelines in the Kansas City metropolitan area and in Wichita, Kansas. One of the interstate pipelines is an affiliated company with one of Central’s largest customers, MGE. Central’s primary competitors in these markets are Kansas Pipeline Company and Kinder Morgan Interstate Gas Transmission—Pony Express.

Seasonality

Substantially all of Central’s operating revenues are generated from the collection of fixed monthly reservation fees for transportation and/or storage services. As a result, fluctuations in natural gas prices and actual volumes transported and stored have a limited impact on Central’s operating revenues. Since the fixed monthly reservation fees are generally consistent from month to month, Central’s operating revenues do not fluctuate materially from season to season.

Generally, construction and maintenance on Central’s pipeline occurs during the summer months when volume throughput is usually lower than during the winter heating season. As such, operating and maintenance expenses are generally higher in the second and third quarters and the majority of Central’s capital expenditures are incurred during this time.

Regulation

FERC Regulation. The siting of Central’s pipeline system and its transportation and storage of natural gas in interstate commerce for its customers and certain related customer services is subject to regulation by the FERC under NGA and under the Natural Gas Policy Act of 1978, or NGPA, and as such, its rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of jurisdictional facilities, and its accounting, among other things, are subject to regulation. Central holds certificates of public convenience and necessity issued by the FERC authorizing the siting, ownership and operation of its pipelines and related facilities, including storage fields, which are considered jurisdictional and for which certificates are required under the NGA. The pipeline’s tariff—a compilation of the pipeline’s rules, and operating and commercial practices which is binding on the pipeline and its customers—is a regulatory document and cannot be modified without public notice and FERC approval.

Central’s rates and charges for the transportation of natural gas and related services in interstate commerce are subject to regulation by the FERC. FERC regulations and Central’s FERC-approved tariff allow it to establish and collect rates designed to give it an opportunity to recover all actually and prudently incurred operations and maintenance costs of its pipeline system, taxes, interest, depreciation and amortization and a regulated equity return.

Generally, rates charged by interstate natural gas companies may not exceed the just and reasonable rates approved by the FERC. In addition, interstate natural gas companies are prohibited from granting any undue preference to any person, or maintaining any unreasonable difference in their rates or terms and conditions of service. FERC regulations also generally prohibit Central from preventing shippers from freely assigning their capacity to other parties, provided that the assignee meets the credit rating standards imposed by Central’s FERC tariff and that the assignment is operationally feasible to accommodate.

The FERC was recently given additional regulatory authority under PUHCA 2005. PUHCA 2005 was enacted in August 2005 as part of the Energy Policy Act of 2005 and became effective in February 2006. Among other things, PUHCA 2005 gives the FERC access to the books and records of any holding company or affiliate of an electric or gas utility relevant to the rates of that electric or gas utility or any affiliated natural gas pipeline company subject to the FERC’s jurisdiction (such as Central). The FERC was also given authority to allocate costs within holding company systems, including where a service company is involved, and state utility regulatory authorities were given similar books and records access rights. Because our parent company may be a holding company for purposes of PUHCA 2005, Central could be affected by this new legislation. The FERC’s regulations implementing PUHCA 2005 are presently subject to rehearing by the FERC, and the FERC’s PUHCA 2005 notification and related filing requirements were stayed by the FERC in a February 27, 2006 Order until 14 days after the FERC issues an Order on the rehearing of its PUHCA 2005 regulations. The FERC has not announced when that Order will be issued.

Rates. Natural gas pipeline companies subject to FERC jurisdiction may from time to time propose revised rates for their services in formal proceedings conducted by the FERC. Pipeline customers, state regulatory commissions and others are permitted to participate in the FERC rate case proceeding. In FERC rate case proceedings, the pipeline’s total cost of service is determined and is then divided among the various quantities and classes of service offered by the pipeline, resulting in a maximum rate for each type of service that the pipeline offers. For bona fide commercial reasons, a pipeline may offer customers discounts from the maximum rate if such discounts will increase the overall volumes shipped by the pipeline. Central provides no-notice service to local natural gas utilities, pursuant to which the utilities have flexible scheduling rights. In most locations, other than the Kansas City and Wichita metropolitan areas previously discussed under “Competition” above, there is presently no competitive pipeline alternative. As a result, Central’s largest customers generally pay the maximum reservation rates for their firm service.

Central’s rates are categorized by area served, type of service and interruptibility. Central has divided its service territory into two discrete geographical areas for rate purposes: the production area and the market area. The production area is located generally in Wyoming, Colorado, Texas, Oklahoma and western Kansas. The market area is located generally in Missouri, Nebraska and eastern Kansas. Central’s rates are designed to create discrete transportation tariffs within the production area and the market area that are additive for the transportation of natural gas from the production area to the market area and vice versa. The FERC generally requires rates to reflect the distances that natural gas is transported, and Central’s separate, additive rates are designed to comply with this FERC requirement.

On April 30, 2004, Central filed a general rate case under FERC Docket No. RP04-276 which became effective November 1, 2004, subject to the requirement that Central refund to customers any amounts it collects in excess of the rates ultimately allowed, with interest. This general rate proceeding increased Central’s transportation, storage, and related rates, and also provided for changes to a number of the terms and conditions of customer service in Central’s tariff.

On January 21, 2005, Central filed a Stipulation and Agreement with the FERC reflecting a settlement it reached with all of the active parties, including the FERC’s litigation staff, that would resolve all of the issues set for hearing in the rate proceeding. On February 28, 2005, the FERC’s presiding Administrative Law Judge issued an Order finding the settlement to be fair, reasonable, and in the public interest, as well as uncontested; and certified it to the FERC for final action. The FERC issued an Order approving the uncontested settlement which became final and non-appealable as of May 19, 2005. At June 30, 2005, we had a payable to customers of $5.5 million, including interest, for amounts collected from customers in excess of settled rates. The refunds of $5.5 million, including interest, were made to customers on July 1, 2005. The terms of the settlement preclude Central from filing another rate case changing settled rates to be effective prior to November 1, 2006 and require it to file a rate case to be effective no later than November 1, 2008. In addition, the terms of the settlement provide for a moratorium on any rate complaints or challenges under Section 5 of the NGA by any party other than the FERC proposing a change to settled rates effective before November 1, 2006.

Recent FERC Regulatory Orders. On November 22, 2004, the FERC issued a notice of inquiry regarding pipeline discounting practices. Comments were filed by all segments of the industry and on May 31, 2005, the FERC reaffirmed its policy on allowing pipelines to selectively discount services and to adjust ratemaking throughput downward in rate cases to reflect discounts given for competitive reasons. Several parties sought rehearing of the May 31 Order, and on November 17, 2005, the FERC denied rehearing of that Order.

On December 8, 2005, the FERC issued an Order announcing final regulations, and certain related filing, accounting, exemption, and waiver requirements under PUHCA 2005, including regulations implementing its new authority to access books and records and concerning cost allocation, as described under the section entitled “FERC Regulation” above. That Order, which is pending rehearing at the FERC, initially proposed to require various filings from holding companies (including a notification filing from each holding company listing all FERC-jurisdictional electric and gas utility affiliates, as well as natural gas pipelines such as Central) on March 10, 2006. However, due to the pendency of a FERC Order on those rehearing requests, the FERC ordered on February 27, 2006 that the notification and related filings would not be due until 14 days following the issuance of the Order on rehearing. The FERC has not announced when that Order will be issued.

Kansas Ad Valorem Tax Reimbursement. In 1997, the FERC issued an Order in Docket No. RP97-369 requiring pipelines to collect from producers, and refund to their former jurisdictional sales customers, the Kansas Ad Valorem Tax Reimbursements for the period from October 4, 1983 through June 28, 1988, plus accrued interest. Since that date, Central has participated in a number of proceedings regarding settlements with various parties and has received from producers and passed on to its jurisdictional customers such reimbursements as cases have been settled. Settlements had been reached with a majority of the parties by December 31, 2004.

As a result of the FERC hearing process and various settlements in 2004, Central received approximately $38.2 million, and distributed the same amount to customers pursuant to the Kansas Ad Valorem Tax Reimbursement settlements and FERC Orders. In 2005, Central reduced its Kansas Ad Valorem Tax Reimbursement receivable from producers by $2.9 million, with a corresponding reduction to its liabilities to customers, to remove claims against producers that were not actively being pursued by any party. The amount of the receivable and liability at December 31, 2005 related to remaining claims was approximately $0.7 million and $0.8 million, respectively.

Safety Regulations. Central is subject to the Natural Gas Pipeline Safety Act of 1968, or NGPSA, as amended, which regulates safety requirements in the design, construction, operation and maintenance of interstate natural gas transmission facilities. The NGPSA requires any entity that owns or operates pipeline facilities to comply with applicable safety standards, to establish and maintain inspection and maintenance plans and to comply with such plans. Inspections and tests are performed at prescribed intervals to ensure the integrity of the pipeline system. These inspections, for example, include periodic corrosion surveys, testing of relief and over-pressure devices and periodic aerial inspections of the rights-of-way.

In 2002, the U.S. Congress enacted the Pipeline Safety Improvement Act, or PSIA, with final regulations implementing the PSIA issued in December 2003. The PSIA makes numerous changes to pipeline safety law, the most significant of which is the requirement that operators of pipeline facilities implement written integrity management programs. Such programs include a baseline integrity assessment of each facility located in high consequence areas that must be completed within ten years of the enactment of the PSIA. The PSIA and regulations will impose increased costs associated with new pipeline inspection and pipeline integrity program requirements, but, based on current information we do not expect these costs to have a material adverse effect upon our earnings.

In 2002, the Kansas Corporation Commission, or KCC, promulgated the Kansas Underground Porosity Gas Storage Regulations to establish natural gas storage regulations for porosity natural gas storage fields located in the state of Kansas. These regulations impose numerous requirements including a geologic and hydro-geologic evaluation of storage fields, monitoring and reporting requirements and periodic inspections and testing of wells. Seven of the eight storage fields Central operates are located in the state of Kansas.

Central was granted “Provisional Operating Permits” for its seven Kansas storage facilities on October 15, 2003. The Provisional Operating Permits were to expire on October 15, 2005; however, Central requested and received extensions for the Provisional Operating Permits from the KCC pending completion of the applications for “Fully Authorized Operating Permits.” The Provisional Operating Permit extensions and Fully Authorized Operating Permit application due dates approved by the KCC are:

Field	Docket #	Fully Authorized Operating Permit Submittal Date	Provisional Operating Permit Extension Date
Elk City	S-013	1/31/2006	10/31/2007
Colony	S-014	4/28/2006	11/30/2007
Piqua	S-016	7/31/2006	1/31/2008
North Welda	S-019	10/31/2006	2/28/2008
So. Welda	S-020	1/31/2007	4/30/2008
McLouth	S-015	4/30/2007	5/31/2008
Alden	S-018	7/31/2007	7/31/2008

The Elk City Gas Storage Field Fully Authorized Operating Permit application was submitted to the KCC on January 31, 2006. Central is preparing the applications for Fully Authorized Operating Permits for the remaining six Kansas storage facilities. Central has identified storage reservoir parameters at six of its Kansas storage fields that require updates to its existing FERC certificates. These updated certificates are being submitted to the FERC for approval as part of obtaining the Fully Authorized Operating Permits for those fields. The FERC certificate application for the Colony Gas Storage Field was filed on January 17, 2006. The information and data for the remaining FERC filings is being compiled. Central anticipates filing the five remaining FERC certificate applications in 2006 and 2007.

We anticipate that the Kansas Underground Porosity Gas Storage Regulations will result in increased costs to operate Central’s storage fields; however, based on current information, it does not expect the costs to have a material adverse effect upon earnings. Central’s capital expenditure program and maintenance budget includes estimated expenditures required to comply with these regulations.

Historically, with respect to those capital expenditures required to meet applicable safety standards and regulations, the FERC has granted the requisite rate relief so that, for the most part, such expenditures and a return thereon have been allowed to be recovered, to the extent that Central requests such recovery in a rate case before the FERC. Central has no reason to believe the FERC will change that position. Central believes that compliance with applicable safety requirements is not likely to have a material adverse effect upon its financial condition or results of operation.

Environmental Matters

Central is subject to federal, state and local statutes, rules and regulations relating to environmental protection, including the National Environmental Policy Act, the Clean Water Act, the Clean Air Act and the Resource Conservation and Recovery Act. These laws and regulations can result in increased capital, operating and other costs. These laws and regulations generally subject Central to inspections and require it to obtain and comply with a wide variety of environmental licenses, permits and other approvals. Under the Clean Air Act, the EPA has recently promulgated regulations addressing emissions from equipment present at typical natural gas compressor stations. These regulations include National Emission Standards for Hazardous Air Pollutants, or NESHAPs, for reciprocating internal combustion engines, stationary turbines, and glycol dehydration equipment in addition to regulations that address regional transport of ozone (i.e. NOx SIP Call). There is no impact anticipated to Central’s existing operations based on an analysis of these regulations. The EPA has also promulgated a new ambient air quality standard for ozone (i.e. the eight hour standard) which is generally more stringent than the standard it replaces (i.e. the one hour standard). Presently, all of Central’s facilities are located in areas designated as in “attainment” for compliance with the eight hour ozone standard. Therefore, the new standard does not impact Central’s existing operations at this time.

Central considers environmental assessment, remediation costs and costs associated with compliance with environmental standards to be recoverable through rates, as they are prudent costs incurred in the ordinary course of business. The actual costs incurred will depend on the actual amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors. Central has identified PCB contamination in air compressor systems, soils and related properties at certain compressor station sites and has been involved in negotiations with the EPA and state agencies to develop screening, sampling and cleanup programs. In addition, negotiations with certain environmental agencies concerning investigative and remedial actions relative to potential mercury contamination at certain natural gas metering sites have commenced. At December 31, 2005 and 2004, Central had accrued a liability of approximately $4.6 million and $5.7 million, respectively, representing the current estimate of future environmental cleanup costs to be incurred over the next four to five years. Central currently plans to spend an estimated $1.0 million annually to remediate the PCB/mercury contamination. Central recovers approximately the same amount in its current rates each year. Central has environmental insurance, which provides an aggregate $25.0 million in coverage (subject to certain exclusions, limits and deductibles) for certain cleanup and remediation obligations. The policy covers, among other things, up to $10.0 million for costs incurred above the estimated cleanup cost of $8.6 million at the inception of the policy for PCB contamination at 14 compressor stations for a period of five years ending November 15, 2007.

Central may be responsible for environmental cleanup and other costs at sites that it formerly or currently owns or operates and at third-party waste disposal sites. Central cannot predict with certainty the amount or timing of future expenditures related to environmental matters because of the difficulty of estimating cleanup costs at sites not yet identified. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liabilities on all potentially responsible parties. Environmental regulations may also require Central to install pollution control equipment at, or perform environmental remediation on, its facilities.

Historically, with respect to any capital expenditures required to meet applicable standards and regulations, the FERC has granted the requisite rate relief so that, for the most part, such expenditures and a return thereon have been allowed to be recovered pursuant to a general rate case. Central has no reason to believe the FERC will change that position. Central believes that compliance with applicable environmental requirements is not likely to have a material adverse effect upon its financial condition or results of operations.

Insurance

Central maintains insurance coverage for its pipeline system in such amounts and covering such risks as is typically carried by companies engaged in similar businesses and owning similar properties in the same general areas in which it operates. Central’s insurance program includes general liability insurance, auto insurance, workers’ compensation insurance, non-owned aviation insurance, environmental insurance, all-risk property and business interruption insurance, terrorism insurance, employment practices liability, and excess liability insurance.

Employees

As of December 31, 2005, the Company had 447 employees at Central and none at Southern Star. Central has a collective bargaining agreement with the International Union of Operating Engineers Local No. 647 (the Union), covering approximately 185 field employees. This agreement was renegotiated during 2004 for a four-year term to expire July 15, 2008. No strike or work stoppage has occurred at any of Central’s facilities during the last 20 years. Southern Star believes that the relationship between Central and the Union is positive. Central provides competitive benefits including medical, 401(k) and pension benefits for all employees.

Properties

Central’s pipeline system includes approximately 6,000 miles of mainline and branch transmission and storage pipelines, eight storage fields and 39 compressor stations. The system is constructed and maintained pursuant to rights-of-way, easements, permits, licenses or consents on and across properties owned in fee by others. Most of these easements and rights-of-way are perpetual in nature and any term leases are effective as long as the appropriate payments are made. Central’s compressor stations with appurtenant facilities are located in whole or in part upon lands owned by Central in fee, or held under the same type of term lease as described above, pursuant to permits issued or approved by public authorities, or pursuant to perpetual easements granted by private landowners. Central’s pipeline, storage and compressor facilities are all subject to FERC certificates, the issuance of which provides Central with eminent domain rights to occupy its right-of-way for certain pipeline-related purposes.

In 2004, Central entered into a 20-year capital lease with the Owensboro-Daviess County Industrial Authority for use of a headquarters building in Owensboro, Kentucky. Ownership of the facility will transfer to Central for a nominal fee upon expiration of the lease.

Central also has leases covering office space located in Lenexa, Kansas; Hesston, Kansas; Independence, Kansas; Bartlesville, Oklahoma; Tulsa, Oklahoma; and Woodward, Oklahoma. These leases are not for substantial space and have an aggregate annual rent of approximately $0.2 million.

We believe that Central’s properties are adequate and suitable to conduct its ongoing business.

Legal Proceedings

United States ex rel, Grynberg v. Williams Natural Gas Company, et al. (the Grynberg Litigation)

In 1998, Jack Grynberg, an individual, sued Central and approximately 300 other energy companies, purportedly on behalf of the federal government (qui-tam). Invoking the False Claims Act, Grynberg alleges that the defendants have mismeasured the volume and wrongfully analyzed the heating content of natural gas, causing underpayments of royalties to the United States. The relief sought is an unspecified amount of royalties allegedly not paid to the federal government, treble damages, or civil penalty, attorney fees and costs. Thus far, the Department of Justice has declined to intervene in Grynberg’s qui-tam cases, which have been consolidated for pretrial purposes before a single judge in the United States District Court, or Court, for the District of Wyoming. The defendants’ obligation to file answers has been stayed, and thus far discovery has been limited to public disclosure/original source jurisdictional issues. On June 4, 2004, a motion, with supporting briefs, was filed by the Joint Defendants requesting the Court to dismiss Grynberg’s claims based on lack of subject matter jurisdiction. These motions have now been fully briefed and oral arguments occurred on March 17 and 18, 2005. On May 13, 2005, the Special Master appointed in this case to adjudicate procedural issues and help manage this litigation for the Trial Court Judge, issued a “Report and Recommendations” addressing which defendants should be dismissed. Central is one of the defendants recommended to be dismissed. Both Grynberg and a number of the defendants filed objections to the special master’s report, and the parties are now awaiting a ruling by the Court.

Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 99 C 30, District Court, Stevens County, Kansas (the Price Litigation)

In this putative class action filed May 28, 1999, the named plaintiffs, or Plaintiffs, have sued over 50 defendants, including Central. Asserting theories of civil conspiracy, aiding and abetting, accounting and unjust enrichment, their Fourth Amended Class Action Petition alleges that the defendants have undermeasured the volume of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. Plaintiffs seek unspecified actual damages, attorney fees, pre- and post-judgment interest, and reserved the right to plead for punitive damages. On August 22, 2003, an answer to that pleading was filed on behalf of Central. Despite a denial by the court on April 10, 2003 of their original motion for class certification, the Plaintiffs continue to seek the certification of a class. The Plaintiffs’ motion seeking class certification for a second time was fully briefed and the court heard oral argument on this motion on April 1, 2005. In January 2006, the court heard oral argument on a motion to intervene filed by a third party who is claiming entitlement to a portion of any recovery obtained by Plaintiffs. It is unknown when the court will rule on the pending motions.

Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 03 C 23, District Court, Stevens County, Kansas (the Price Litigation)

In this putative class action filed May 12, 2003, the named Plaintiffs from Case No. 99 C 30 (discussed above) have sued the same defendants, including Central. Asserting substantially identical legal and/or equitable theories, the Original Class Action Petition alleges that the defendants have undermeasured the British thermal units, or Btu, content of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. Plaintiffs seek unspecified actual damages, attorney fees, pre- and post-judgment interest, and reserved the right to plead for punitive damages. On November 10, 2003, an answer to that pleading was filed on behalf of Central. The Plaintiffs’ motion seeking class certification for a second time was fully briefed and the court heard oral argument on this motion on April 1, 2005. In January 2006, the court heard oral argument on a motion to intervene filed by a third party who is claiming entitlement to a portion of any recovery obtained by Plaintiffs. It is unknown when the court will rule on the pending motions.

MANAGEMENT

Directors and Officers of Southern Star Central Corp.

The following is a list of Southern Star’s directors and officers, their ages and their positions as of June 1, 2006.

Name	Age	Position
Jerry L. Morris	51	President and CEO
Susanne W. Harris	47	Vice President, CFO and Treasurer
Beverly H. Griffith	51	Vice President and Secretary
Robert P. Hadden	44	Director
Vandana McCaw	40	Director
Renaud Faucher	41	Director
Yves Rheault	62	Director

Directors and Officers of Southern Star Central Gas Pipeline, Inc.

The following is a list of Central’s directors and officers, their ages and their positions as of June 1, 2006.

Name	Age	Position
Robert P. Hadden	44	Director
Vandana McCaw	40	Director
Renaud Faucher	41	Director
Yves Rheault	62	Director
Jerry L. Morris	51	President and CEO
Robert S. Bahnick	47	Senior Vice President of Operations and Technical Services
Robert W. Carlton	45	Vice President of Human Resources and Administration
Chris W. Ellison	51	Vice President of Operations-Hesston Division
David L. Finley	41	Vice President of Information Technology
Beverly H. Griffith	51	Senior Vice President, General Counsel and Corporate Secretary
James L. Harder II	59	Vice President of Customer Services and Business Development
Susanne W. Harris	47	Vice President, CFO and Treasurer
Daryl R. Johnson	53	Vice President of Rates and Regulatory Affairs
Richard J. Reischman	50	Vice President of Operations-Kansas City Division

Robert P. Hadden was appointed to the Board of Directors effective February 6, 2006. Mr. Hadden currently serves as Managing Director of Portfolio at GE Energy Financial Services in Stamford, CT, a position he assumed in April 2006. From September 2002 to April 2006, he was Senior Vice President of Portfolio at GE Energy Financial Services in Stamford, CT. From March 2001 to September 2002, he was a Managing Director of new business initiatives, developing GE Structured Finance’s strategy for entering the gas pipeline sector. Mr. Hadden worked as a Managing Director/Vice President of Risk in GE Capital Structured Finance Group from 1994 to February 2001. Mr. Hadden joined the General Electric Company’s Energy business in 1982 and transitioned to GE Capital in 1994. During his 24 years with GE, he has held a variety of positions, including risk management, portfolio and business development. While at GE Energy, Mr. Hadden held engineering and general management roles in GE Energy’s International Services Business. Mr. Hadden received a Bachelor of Science degree (B.S.) in Mechanical Engineering from University College, Dublin, Ireland in 1982 and a Master of Business Administration (M.B.A.) from Rensselaer Polytechnic Institute, Albany, NY in 1994.

Vandana (Vann) McCaw became a director of our company on April 28, 2006. Ms. McCaw currently serves as Managing Director of Portfolio at GE Energy Financial Services in Stamford, CT, a position she was promoted to in April 2006 from Senior Vice President. Ms. McCaw joined GE in May 2003 as Director of

Business Development and subsequently was appointed Managing Director—Acquisitions at GE Energy Financial Services in February 2004. Prior to joining GE, Ms. McCaw worked in Morgan Stanley’s Global Energy Group for nearly nine years, where she was Executive Director responsible for originations and a number of energy client relationships. Ms. McCaw received a B.S. in Business Administration, magna cum laude, from the State University of New York at Albany in 1987, and a J.D. from Columbia School of Law in 1990.

Renaud Faucher became a director of our company on May 1, 2006. Mr. Faucher joined CDP in April 2006 as Director in the private equity group in the Infrastructure and Energy team. He is responsible for the management and optimization of the large investments of the portfolio. From 1986 to 1990, Mr. Faucher worked as a project engineer on the construction of large infrastructure projects in Canada and Europe. From 1992 to 1998, Mr. Faucher worked on the financing and management of independent power plants throughout Canada. From November 1998 to April 2006, Mr. Faucher held different positions within wholly owned subsidiaries of Hydro-Québec, developing and managing their international portfolio of projects. He started as Manager, International Financing from 1998 to 2000 and then moved to Director International Investments for North America for the development of high voltage transmission lines. From January 2003 until April 2006, he also held the position of Chief Financial Officer of TransÉnergie US, a wholly owned subsidiary of Hydro-Québec. Mr. Faucher holds a B.S. from École Polytechnique de Montréal, an M.B.A. from Concordia University and is also a Certified Management Accountant.

Yves Rheault was elected to the Board of Directors effective May 26, 2006. Mr. Rheault currently serves as advisor within the private equity group in the Infrastructure and Energy team at CDP , a function he assumed in October of 2002. From 2000 to October 2002, Mr. Reault was Vice Chairman of the Board and Vice President of Business Development of Boralex, Inc. Prior to joining CDP, Mr. Rheault held various senior positions in several different companies, (besides Boralex, Inc.), involved in the energy sector, and has been Chairman of the Board of Gaz Métro, the third largest gas distributor in Canada, for the last ten years. Mr. Rheault also currently serves on the Board of Directors of Vermont Gas, Inc., Boralex, Inc., and Intragas, Inc. Mr. Rheault holds a Bachelor in Commerce and a Masters in Administration from the University of Montreal.

Jerry L. Morris became President and CEO of Southern Star and Central on August 11, 2005. He had been president and Chief Operating Officer (COO) of Central since February 13, 2004. Previously, he served as Central’s Vice President/Director of Business Development since 2001, and held the position of Director of Rates and Strategic Planning for Central and/or its predecessors or affiliates since 1987. Mr. Morris has held a variety of positions in accounting, business development and rates during his 29 years in the interstate natural gas pipeline industry. He received his B.S. in Accounting from Murray State University in 1977, and his M.B.A. from the same institution in 1985. He is active in several industry organizations.

Robert S. Bahnick, Senior Vice President of Operations and Technical Services for Central since July 2003, served as Vice President of Operations and Technical Services since November of 2002, served as Vice President of Operations for Central since 1998, and prior to that time, served in a similar position for either predecessors and/or affiliates of Central since 1996, with a total of 25 years in the interstate natural gas pipeline industry. Mr. Bahnick earned his B.S. in Mechanical Engineering from Pennsylvania State University in 1981. Mr. Bahnick is a registered Professional Engineer, a member of the Southern Gas Association, and a member of American Society of Mechanical Engineers and Interstate Natural Gas Association of America Operations, Safety and Environmental Committee.

Robert W. Carlton, Vice President of Human Resources and Administration for Central since July 2003, served as Central’s Director of Human Resources since 1997, and prior to that time served as the Director of Human Resources for Central’s predecessors and/or affiliates since 1992, holding various positions in human resources, rates, and accounting during his 23 years in the interstate natural gas pipeline industry. Mr. Carlton earned his B.S. in Accounting from Murray State University in 1983. He is a member of the Southern Gas Association.

Chris W. Ellison, Vice President of Operations-Hesston Division for Central since July 2003, served as Central’s Director of Operations for both the Kansas City and Hesston divisions since 1996, holding various other positions at Central, and/or its predecessors in engineering, operations, and natural gas control during his 27 years in the interstate natural gas pipeline industry. He earned his B.S. in Civil Engineering from the University of Oklahoma in 1978 and is a registered Professional Engineer.

David L. Finley, Vice President of Information Technology for Central since July 2003, served as Central’s Director of Information Technology since November 2002, and prior to that time served as manager of Operations and Engineering systems for Central and/or its affiliates since 1998, holding a variety of positions in Information Technology during his 19 years in the interstate natural gas pipeline industry. He earned his B.S. in Geology from Murray State University in 1986.

Beverly H. Griffith became Vice President and Secretary of Southern Star on August 11, 2005. She has been Senior Vice President, General Counsel and Corporate Secretary for Central since July 2003. Previously, she served as Corporate Secretary since November of 2002, and served as Central’s General Counsel since 1998, holding a similar position for Central or its predecessors and/or its affiliates since 1995. Ms. Griffith has held a variety of positions in the legal area, including Assistant General Counsel and Senior Attorney, during her 26 years in the interstate natural gas pipeline industry. She received her B.A. in History from the University of Mississippi in 1976 and her Juris Doctor from the University of Kentucky College of Law in 1979. Ms. Griffith is a member of the Kentucky Bar Association and the Energy Bar Association.

James L. Harder II, Vice President of Customer Services and Business Development for Central since February 2004, served as Vice President of Customer Services for Central since July 2003, and served as Director of Customer Services and Business Development or Director of Gas Management for Central since 1996. Mr. Harder has held a variety of positions in accounting, contract administration, gas management and marketing during his 30 years at Central. He earned his B.S. in Accounting from Oklahoma State University in 1969 and has served in a variety of industry organizations including the Southern Gas Association and the Interstate Natural Gas Association of America.

Susanne W. Harris became Vice President, CFO, and Treasurer of Southern Star and Central on August 11, 2005. She had been Vice President of Finance and Accounting for Central since July 2003, served as Assistant Treasurer for Central since November 2002, and served as Central’s Controller and Chief Accounting Officer since March 2000, serving in a similar position for its affiliates since 1997. Ms. Harris has held a variety of positions in finance and accounting during her 27 years in the interstate natural gas pipeline industry. Ms. Harris earned her B.S. in Accounting from Brescia College in 1979 and her M.B.A. from Murray State University in 1989. She is a member of accounting committees for the American Gas Association and the Interstate Natural Gas Association of America.

Daryl R. Johnson, Vice President of Rates and Regulatory Affairs for Central since July 2003, served as Manager of Rates for Central since 1990. Mr. Johnson has held a variety of positions in accounting and rates during his 31 years at Central or its predecessors. He earned his B.S. in Accounting from Southwestern Oklahoma State University in 1975. Mr. Johnson is a current member and the past chairman of the Rates Committee for the Southern Gas Association.

Richard J. Reischman, Vice President of Operations-Kansas City Division for Central since July 2003, served as Central’s Director of Operations for the Kansas City Division since 2001 and Manager of Operations for various regions of the Central system since 1993. Mr. Reischman has served in a variety of positions in engineering and operations during his 27 years at Central or its predecessors. He received his B.S. in Electrical Engineering from Kansas University in 1978.

There are no family relationships among Southern Star’s or Central’s directors or the officers listed. Directors serve one-year terms with elections held at each annual meeting or until their successors have been elected and qualified or until their earlier resignation or removal. Officers serve for such term as shall be determined from time to time by the Board of Directors, or until successors have been elected and qualified, or until their death, resignation or removal.

We have appointed certain officers and directors as members of its Disclosure Committee, with the responsibility of ensuring the adequacy of our disclosure controls and procedures and assessing the quality of disclosures made in public filings with the SEC. Assessments are reviewed with the CEO and CFO prior to filings being submitted to the SEC. Furthermore, we have established a “Code of Ethics for CEO and Senior Financial Officers” applicable to officers and directors residing in certain positions defined therein. This Code is posted on our website at www.southernstarcentralcorp.com. Any amendments or waivers thereto will also be posted to the website.

We are not required to establish an audit committee since we do not have securities traded on a national securities exchange. Due to the small size of our Board of Directors, the full Board acts in the capacity of an audit committee. None of the Board members are, nor are they required to be “independent” within the meaning of federal securities laws. However, Mr. Renaud Faucher and Mr. Yves Rheault are considered “financial experts” within the meaning of federal securities laws.

EXECUTIVE COMPENSATION

The following table sets forth certain summary compensation information as to the CEO of Central, our operating entity, during the fiscal year 2005, and the other four most highly compensated executive officers of Central as of December 31, 2005. The table only includes compensation information since the date of the acquisition of Central by Southern Star and not compensation paid by Williams and its affiliates. The table below indicates for each of the named executive officers salary, bonus, and all other compensation for the fiscal years of Southern Star and Central ended December 31, 2003, 2004 and 2005.

SUMMARY COMPENSATION TABLE

Name and Principal Position[1]	Year	Salary $	Bonus $	All Other Compensation $*
Jerry L. Morris President, CEO of Central (from 8/11/2005, was COO from 2/14/2004)	2003 2004 2005	150,384 196,222 211,454	40,619 76,731 210,000	11,454 12,085 1,062,600

Daryl R. Johnson Vice President, Rates and Regulatory Affairs of Central	2003 2004 2005	128,499 136,393 142,736	20,568 67,500 85,517	8,938 12,234 322,663

Beverly H. Griffith Senior Vice President, General Counsel And Corporate Secretary of Central	2003 2004 2005	188,415 198,172 197,210	63,212 144,300 144,300	15,098 12,300 218,148

Robert S. Bahnick Senior Vice President of Operations And Technical Services of Central	2003 2004 2005	186,539 206,000 205,000	68,338 145,455 150,000	15,293 12,300 278,225

James L. Harder II Vice President of Customer Service of Central	2003 2004 2005	141,652 145,815 151,301	38,286 72,324 74,855	10,796 12,300 302,546

*	All Other Compensation for 2003, 2004 and 2005 represents matching contributions by Central under the Southern Star Investment Plan, Central’s broad-based 401(k) plan. For 2005, it contains the amounts of $12,600 for Mr. Morris, $12,600 for Mr. Bahnick, $11,898 for Mrs. Griffith, $12,546 for Mr. Harder, and $10,163 for Mr. Johnson. These amounts are to be paid out to the named executives only upon retirement, termination, disability or death. For 2005, it also includes amounts of $1,050,000 to Mr. Morris, $265,625 to Mr. Bahnick, $206,250 to Mrs. Griffith, $290,000 to Mr. Harder, and $312,500 to Mr. Johnson, in respect to the retention bonuses described below.

(1)	Each of these officers is compensated by Central.

Options/SAR Grants, Exercises and Year-End Value and Long-Term Incentive Plans

Neither Southern Star nor Central offer stock options, share appreciation rights, restricted stock or any other stock-based awards or any long-term incentive programs to their employees.

Southern Star Retirement Plan (Non-Union)

Central is the sponsor of the Southern Star Retirement Plan (Non-Union Plan), a defined benefit pension plan established effective January 1, 2003. Benefits under this Non-Union Plan are based on a participant’s years of service (retroactive to November 15, 2002) and his/her final average pay, broadly defined as the highest three years of covered compensation in the last ten years of employment. The following table shows estimated pension benefits upon retirement for participants earning the following remuneration and with the following years of service.

Pension Plan Table

	Years of Service
Remuneration	15	20	25	30	35
$125,000	$23,906	$31,875	$39,844	$47,813	$55,781
150,000	28,688	38,250	47,813	57,375	66,938
175,000	33,469	44,625	55,781	66,938	78,094
200,000	38,250	51,000	63,750	76,500	89,250
225,000	40,163	53,550	66,938	80,325	93,713
250,000	40,163	53,550	66,938	80,325	93,713
300,000	40,163	53,550	66,938	80,325	93,713
350,000	40,163	53,550	66,938	80,325	93,713
400,000	40,163	53,550	66,938	80,325	93,713
450,000	40,163	53,550	66,938	80,325	93,713
500,000	40,163	53,550	66,938	80,325	93,713

Normal retirement age is the later of age 65 and five years of plan participation. The amounts shown in the table above are based on a straight-life annuity commencing at normal retirement age and are not offset by Social Security benefits or other offset amounts.

The compensation covered by the Non-Union Plan is total salary, including any overtime, salary reduction amounts and bonus awards (unless specifically excluded under a written bonus or incentive-pay arrangement), but excluding severance pay, cost-of-living pay, housing pay, relocation pay, taxable and non-taxable fringe benefits and all other extraordinary pay. Covered compensation is presently, pursuant to the Internal Revenue Code or IRC, limited to $205,000 per year for 2004 and $210,000 for 2005. Aside from the IRC limitation, the covered compensation of each named executive officer is approximately equal to the sum of salary and bonus as shown under the Summary Compensation Table above. Mr. Hadden, Mr. Rheault, Ms. McCaw and Mr. Faucher are not currently eligible to participate in the Non-Union Plan.

The credited years of service as of December 31, 2005 and the estimated credited years of service at normal retirement age for each executive officer is as follows:

Name	Credited Years of Service at 12/31/2005	Estimated Credited Years of Service at Normal Retirement Age
Jerry L. Morris	3.167	17.667
Daryl R. Johnson	3.167	15.500
Beverly H. Griffith	3.167	17.250
Robert S. Bahnick	3.167	21.667
James L. Harder	3.167	8.833

Compensation of Directors

William J. Haener, a director of our company from March 2004 to August 11, 2005, was paid $15,000 which included a portion of his retainer and reimbursement for all reasonable expenses incurred in the performance of his duties as a member of Southern Star’s Board of Directors.

None of our other present or past directors receive or received any remuneration for serving on the Boards of Directors or any committee thereof.

Employment Contracts and Termination of Employment and Change-in-Control

Employment Agreements

On August 11, 2005, in connection with a change in control, Southern Star and its wholly-owned subsidiary, Central, entered into employment agreements with each of Robert S. Bahnick, Senior Vice President, Operations and Technical Services; Robert W. Carlton, Vice President, Human Resources and Administration; Chris W. Ellison, Vice President, Operations; David L. Finley, Vice President, Information Technology; Beverly H. Griffith, Senior Vice President, General Counsel and Corporate Secretary; James L. Harder, Vice President, Customer Services and Business Development; Susanne W. Harris, Vice President, Finance and Accounting and Controller; Daryl R. Johnson, Vice President, Rates and Regulatory; and Richard J. Reischman, Vice President, Operations. Each of the employment agreements provides for a five-year term and an annual base salary, which is subject to upward adjustment, and aggregate five-year retention bonuses, payable in annual installments over the five-year term of the employment agreements, as follows: Mr. Bahnick, $1,062,500; Mr. Carlton, $937,500; Mr. Ellison, $700,000; Mr. Finley, $825,000; Ms. Griffith, $825,000; Mr. Harder, $1,062,500; Ms. Harris, $937,500; Mr. Johnson, $1,250,000; and Mr. Reischman, $700,000. In addition to salary and retention bonus, each of the employment agreements provides for an annual incentive bonus of up to 50% of the employee’s annual salary, except for the employment agreements of Mr. Bahnick and Ms. Griffith, whose agreements provide for annual incentive bonuses of up to 75% of their annual salaries. The initial installment under the employment agreements was paid August 11, 2005.

In addition, each employee is entitled to receive severance payments if (i) his or her employment is involuntarily terminated for any reason other than death, disability or Cause (as defined in the agreements) or (ii) if his or her employment is terminated by the employee for Good Reason (as defined in the agreements). Such severance payments consist of an amount equal to two times the sum of the employee’s salary then in effect plus an amount equal to the average bonus percentage that had been paid to the employee during the course of the agreement applied to the employee’s salary then in effect. The severance payment will be paid to the employee in one lump sum payment within 30 days of the termination of employment. Each agreement also provides that, during the course of the agreement and for one year following the termination of employment, the employee may not solicit employees or contractors away from Central or solicit the business of any client or customer of Central in any territory, state or country where Central conducts business.

Amendment to Employment Agreement

On August 11, 2005, Southern Star and Central entered into an amendment to their employment agreement with Jerry L. Morris, Central’s President and COO. Under the amendment, the term of Mr. Morris’ employment is extended to August 11, 2010. In addition, Mr. Morris’ employment agreement was amended to provide for severance equal to two times the sum of his salary then in effect plus an amount equal to the average bonus percentage that had been paid to him during the course of the agreement applied to his salary then in effect, if Mr. Morris’ employment is involuntarily terminated for any reason other than death, disability or Cause (as defined in the agreement) or if employment is terminated by Mr. Morris for Good Reason (as defined in the agreement). The severance is payable in a lump sum within 30 days of the termination of Mr. Morris’ employment. In addition to the salary provided under Mr. Morris’ original employment agreement, the amendment provides for an aggregate five-year retention bonus of $4,200,000 payable in annual installments over the five-year term of the employment agreement. The initial installment under the employee agreements was paid August 11, 2005.

Compensation Committee

Our entire Board of Directors performs the function of our Compensation Committee. J. Alex Urquhart and Ghislain Gauthier served on our Board beginning August 11, 2005 until their resignations from the Board on February 6, 2006 and May 26, 2006, respectively. Bruno Guilmette and Kevin P. Walsh also served on our Board from August 11, 2005 until their resignations on November 25, 2005 and April 28, 2006, respectively. From the beginning of the fiscal year until August 10, 2005, Christopher H. Lee, Michael J. Walsh, and Aaron D. Gold served on our Board. Mr. Lee was Chairman of the Board until August 11, 2005. Mr. Michael Walsh was Treasurer of Southern Star and CEO and Treasurer of Central until August 11, 2005. Mr. Gold was Secretary of Southern Star until August 11, 2005.

None of our executive officers served as a member of the compensation committee (or other board or board committee performing equivalent functions) or as a director of another entity, one of whose executive officers served on our compensation committee. None of our executive officers served as a member of the compensation committee of the Company. No executive officer of the Company served as a member of the compensation committee (or other board or board committee performing equivalent functions) of another entity, one of whose executive officers served as one of our directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with the acquisition by Holdings, the Management Agreement, dated as of April 26, 2004, among Highstar, Central and Western Frontier, was terminated effective as of the date of the acquisition on August 11, 2005. Pursuant to the management agreement, Highstar provided general management services to Central and Western Frontier with respect to the assets, conduct of business and management of operations of Central and Western Frontier. No penalty was incurred in connection with the termination of the management agreement. We paid approximately $1.0 million and $1.1 million for management fees and expenses to Highstar during the period January 1 through August 11, 2005 and during the year ended December 31, 2004, respectively. No amounts were paid in 2003.

On August 11, 2005, Central and Western Frontier entered into an Operating Company Services Agreement with EFS Services, LLC, an affiliate of GE. Pursuant to the Operating Company Services Agreement, EFS Services, LLC will provide certain consulting services to Central and Western Frontier for a service fee of $1.0 million per year, plus the reimbursement of reasonable expenses up to $0.2 million in a 12-month period incurred by EFS Services, LLC in providing such services. As of March 31, 2006, we paid approximately $0.7 million for service fees and expenses to EFS Services, LLC. The Operating Services Agreement terminates when GE or any of its affiliates ceases to beneficially own any securities of Holdings. In addition, on August 11, 2005, we entered into an Administrative Services Agreement with EFS Services, LLC to provide certain administrative services to us and Holdings. Pursuant to the terms of the administrative services agreement, EFS Services, LLC is not paid a fee for its services, however, it is entitled to be reimbursed for the reasonable expenses it incurs in providing these services.

Central makes purchases of goods and services from various affiliates of GE on an arms-length basis in the normal course of its operations.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS

The following table sets forth certain information, as of June 1, 2006, with respect to the beneficial ownership of our capital stock by (1) each person who beneficially owns more than 5% of our capital stock, (2) each of the named executive officers, (3) each of our directors and (4) all of our named executive officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
EFS-SSCC Holdings, LLC[1] 120 Long Ridge Road Stamford, CT 06927	100 shares	100.0%

All of our named executive officers and directors as a group (five total)	0 shares	0.0%

(1)	EFS-SSCC Holdings, LLC is indirectly owned 60% by GE and 40% by CDP, each of which has 50% voting control.

Neither we nor Central maintain or offer their employees or non-employees any stock option, warrant, restricted stock or other compensation plan or arrangement under which its equity securities are authorized for issuance.

DESCRIPTION OF NOTES

We issued the old notes and will issue the exchange notes under an indenture, dated April 13, 2006, between us and The Bank of New York Trust Company, N.A., as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. See “—Additional Information.” You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the term “Company” refers only to Southern Star Central Corp. and not to any of its Subsidiaries.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture. See “—Book-Entry, Delivery and Form—Depositary Procedures.”

Brief Description of the Notes

The Notes. The notes will be:

•	general unsecured, senior obligations of the Company;

•	senior in right of payment to all future subordinated Indebtedness of the Company;

•	pari passu in right of payment with all existing and any future senior unsecured Indebtedness of the Company;

•	effectively subordinated in right of payment to all secured Indebtedness of the Company; and

•	structurally subordinated in right of payment to the Indebtedness and other obligations of the Company’s Subsidiaries.

As of March 31, 2006, after giving effect to the Refinancing Transactions, the Company (excluding its Subsidiaries) would have had total Indebtedness of $203.1 million and the notes would have been effectively junior to $377.6 million of indebtedness and other liabilities of our subsidiaries.

Subject to certain restrictions, the indenture will permit us or our Restricted Subsidiaries to incur additional Indebtedness, including senior secured Indebtedness under one or more Credit Facilities.

As of the Issue Date, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

The Company issued the old notes with an initial maximum aggregate principal amount of $200.0 million. The Company may issue additional notes from time to time. Any offering of additional notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for purposes of this “Description of Notes” section, reference to the notes includes the old notes, the exchange notes and any additional notes actually issued. The Company will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on March 1, 2016.

Interest on the notes will accrue at the rate of 6 3/4% per annum and will be payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2006. The Company will make each such interest payment to the holders of the notes that were holders of record on the immediately preceding February 15 and August 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of record has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders at their address set forth in the register of holders. See “—Book-Entry, Delivery and Form—Depositary Procedures.”

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. See “—Book Entry, Delivery and Form.”

Optional Redemption

At any time prior to March 1, 2009, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 106.75% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by the Company; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and its Subsidiaries); and

(2) the redemption occurs within 180 days of the date of the closing of such Equity Offering.

On and after March 1, 2011, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

Year	Percentage
2011	103.375%
2012	102.250%
2013	101.125%
2014 and thereafter	100.000%

In addition, at any time and from time to time prior to March 1, 2011, the Company may, at its option, redeem all or a portion of the notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium plus accrued and unpaid interest and Additional Interest, if any, thereon, to the redemption date. Notice of such redemption must be mailed to holders of the notes called for redemption not less than 30 nor more than 60 days prior to the redemption date. The notice need not set forth the Applicable Premium but only the manner of calculation thereof. The indenture will provide that with respect to any redemption the Company will notify the trustee of the Applicable Premium promptly after the calculation and that the trustee will not be responsible for such calculation.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption; Open Market Purchases

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances we are required to offer to purchase the notes as set forth below under “—Repurchase at the Option of Holders.” We may at any time and from time to time purchase notes in the open market or otherwise.

Covenant Termination

Upon the first date upon which the notes are rated Baa3 or better by Moody’s or BBB– or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Company as a replacement agency) and no Default has occurred and is then continuing under the indenture (the “Investment Grade Date”), the Company and its Restricted Subsidiaries will cease to be subject to the provisions of the indenture described below, which will be deemed to be terminated as of and from such date, under the following captions:

•	“—Repurchase at the Option of Holders—Change of Control Triggering Event,”

•	“—Certain Covenants—Restricted Payments,”

•	“—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,”

•	“—Certain Covenants—Dividend and Other Payment Restrictions Affecting Subsidiaries,” and

•	“—Certain Covenants—Transactions with Affiliates,”

provided that the provisions of the indenture described below under the following captions will not be so terminated:

•	“—Certain Covenants—Liens,”

•	“—Certain Covenants—Merger, Consolidation or Sale of Assets” (except as set forth in that covenant), and

•	“—Reports.”

As a result, the notes will be entitled to substantially less covenant protection from and after the Investment Grade Date.

Repurchase at the Option of Holders

Change of Control Triggering Event

If a Change of Control Triggering Event occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to an offer by the Company (a “Change of Control Offer”) on the terms described below. In the Change of Control Offer, the Company will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, for the notes repurchased, to the date of purchase. Within 30 days following any Change of Control Triggering Event, the Company will mail a notice to each registered holder of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described below and in such notice.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

Prior to complying with any of the provisions of this “Change of Control Triggering Event” covenant, but in any event within 90 days following a Change of Control Triggering Event, if the Company is subject to any agreement evidencing Senior Debt (or commitments to extend Senior Debt) that prohibits prepayment of such Senior Debt or repurchase of the notes pursuant to a Change of Control Offer, the Company will repay all such outstanding Senior Debt (and terminate all commitments to extend such Senior Debt), or obtain the requisite consents, if any, under all agreements governing such Senior Debt or commitments to permit the repurchase of notes required by this covenant. The Company shall first comply with the covenant set forth in this paragraph before it shall be required to make a Change of Control Offer or to repurchase notes pursuant to this “Change of Control Triggering Event” covenant. The Company’s failure to comply with the covenant described in this paragraph may (with notice and lapse of time) constitute an Event of Default described in clause (3) but shall not constitute an Event of Default described in clause (2) under “Events of Default” below.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditional upon the occurrence of such Change of Control Triggering Event, if a definitive agreement for the Change of Control is in place at the time of the making of the Change of Control Offer.

If holders of not less than 95% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company as described above, purchases all of the notes validly tendered and not withdrawn by such holders, the Company or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all notes that remain outstanding following such purchase at a price in cash equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, thereon, to the date of redemption.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The Change of Control Triggering Event provisions of the indenture may be waived or modified with the consent of the holders of a majority in principal amount of the notes.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default (except a Reporting Default) has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) if the Fixed Charge Coverage Ratio for the Company’s four most recent fiscal quarters for which internal financial statements are available is not less than 1.75 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Measurement Date (excluding Restricted Payments permitted by clauses (2), (3), (4) and (7) of the next succeeding paragraph), is less than the sum, without duplication of:

(a) cumulative Available Cash Flow from Operations since the Measurement Date, plus

(b) 100% of the aggregate net cash proceeds received by the Company (including the fair market value of any Permitted Business or assets used or useful in a Permitted Business to the extent acquired in consideration of Equity Interests (other than Disqualified Stock) of the Company) after the Measurement Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests, or other Disqualified Stock outstanding after the Measurement Date that has been voluntarily converted to Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), plus

(c) to the extent that any Restricted Investment that was made after the Measurement Date is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment, including without limitation repayment of principal of any Restricted Investment constituting a loan or advance (less the cost of disposition, if any), plus

(d) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the Measurement Date, the fair market value of the Company’s Investment in such Subsidiary as of the date of such redesignation; or

(3) if the Fixed Charge Coverage Ratio for the Company’s four most recent fiscal quarters for which internal financial statements are available is less than 1.75 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries during the period commencing on the date such internal financial statements are available and ending on the date the next quarterly internal financial statements are available (such Restricted Payments for purposes of determining under this clause (3) the aggregate amount of all other Restricted Payments made during such period meaning only distributions on the Company’s common stock), is less than $35.0 million less the aggregate amount of all Restricted Payments made by the Company pursuant to this clause (3) during the period ending on the last day immediately preceding the date on which such internal financial statements are available and beginning on the Issue Date.

So long as no Default (except a Reporting Default) has occurred and is continuing or would be caused thereby (except with respect to clause (1) and clause (4) below under which payment of a dividend is permitted), the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (2)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former director, officer or employee of the Company (or any of its Restricted Subsidiaries) pursuant to any equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any twelve-month period (with amounts not being used in any twelve-month period being carried forward to the next twelve-month period; provided that the aggregate amount in any twelve-month period may not exceed $15 million);

(6) the payment of any cash dividend on any date where the notes are rated Ba2 or better by Moody’s and BB or better by S&P (or in either case, if such entity ceases to rate such notes for reasons outside of the control of the Company, the equivalent credit rating from any other Rating Agency), provided that on the date of such dividend after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the Company’s most recently ended four full fiscal quarters for which internal financial statements are available, the Company’s Leverage Ratio would have been equal to or less than 5 to 1; and

(7) other Restricted Payments in an aggregate amount since the date the notes are first issued not to exceed $50.0 million.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and any Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or the Company may issue Disqualified Stock if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) not to exceed the greater of (a) $250.0 million and (b) 15.0% of its Consolidated Net Tangible Assets as set forth on its most recent quarterly balance sheet;

(2) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by the Company of Indebtedness represented by the notes issued on the Issue Date;

(4) the incurrence by the Company and any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4) (after giving effect to the retirement of the Indebtedness so refunded, refinanced or replaced), not to exceed $50.0 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (5) or (14) of this paragraph;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided that:

(a) if the Company is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or a Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the normal course of business and not for speculative purposes, designed to protect the Company or such Restricted Subsidiary against fluctuations in interest rates or currency exchange rates with respect to Indebtedness incurred or against fluctuations in the price of commodities used by that entity at the time;

(8) the Guarantee by the Company or any Restricted Subsidiaries of Indebtedness of the Company or any Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued;

(10) the incurrence by the Company’s Unrestricted Subsidiaries of Non-Recourse Debt;

(11) Indebtedness incurred in respect of workers’ compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by the Company or a Restricted Subsidiary in the ordinary course of business;

(12) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business;

(13) Indebtedness represented by agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary;

(14) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Acquisition Indebtedness; and

(15) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (15), not to exceed $50.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness (including Acquired Debt) at any time meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify (and later reclassify at any time) in whole or in part in its sole discretion such item of Indebtedness in any manner that complies with this covenant.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness, or trade payables of the Company upon any of their property or assets, now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, unless the notes are secured on an equal and ratable basis (or on a senior basis to, in the case of obligations subordinated in right of payment to the notes) with the obligations so secured until such time as such obligations are no longer secured by a Lien. The Company will not, and will not permit any of its Restricted Subsidiaries to create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) on the Capital Stock of Southern Star Central Gas Pipeline, Inc. or Western Frontier Pipeline Company, L.L.C.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock, or with respect to any other interest or participation in, or measured by, its profits, to the Company or any of its Restricted Subsidiaries, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive in any material respect, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date, as determined by the Board of Directors of the Company in its good faith judgment;

(2) agreements governing Credit Facilities;

(3) the indenture and the notes;

(4) applicable law or any applicable rule, regulation or order of any court or governmental authority;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) customary non-assignment provisions in leases or contracts entered into in the ordinary course of business and consistent with past practices;

(7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary or its assets that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness; provided that the encumbrances or restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive in any material respect, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as determined by the Board of Directors of the Company in its good faith judgment;

(10) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

The Company may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided, that unless such resulting transferee or surviving Person is a corporation, a corporate co-issuer of the notes will be added to the indenture by a supplemental indenture;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee; and

(3) immediately after such transaction no Default exists.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an officers’ certificate certifying that such Affiliate Transaction complies with this covenant.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with past practices;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company;

(5) sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Company;

(6) Restricted Payments and Permitted Investments (other than pursuant to clauses (3) or (12) of such definition) that are permitted by the covenant described above under the caption “—Restricted Payments;”

(7) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements or stock option or stock ownership plans approved by the Board of Directors;

(8) loans or advances to employees in the ordinary course of business and consistent with past practices;

(9) indemnification payments made to officers, directors and employees of the Company or any of its Restricted Subsidiaries pursuant to charter, bylaw, statutory or contractual provisions; and

(10) any agreement in effect as of the Issue Date and described in this prospectus and any amendment thereto (so long as such amendment is not materially less favorable to the Company or any Restricted Subsidiary).

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event will the business currently operated by Southern Star Central Gas Pipeline, Inc. be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under clause (12) of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, the Company will furnish to the trustee and registered holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, following the consummation of this exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company will also agree that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The Company will be deemed to have furnished such reports to holders of notes if it has filed such reports with the Commission using the EDGAR filing system and such reports are publicly available via EDGAR.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the notes;

(2) default in payment when due of the principal of, or premium, if any, on the notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control Triggering Event” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by the Company or any of its Restricted Subsidiaries for 30 days after notice to the Company of the failure by it or a Restricted Subsidiary to comply with the provisions described under the captions “—Certain Covenants—Restricted Payments” or “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(5) failure by the Company for 90 days after notice to the Company of the failure by it to comply with the provisions described under “—Certain Covenants—Reports;”

(6) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company of the failure by it or a Restricted Subsidiary to comply with any of the other agreements in the indenture;

(7) default under any mortgage, other indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes (i) waive any existing Default and its consequences under the indenture except a continuing Default in the payment of principal of, or interest or premium or Additional Interest, if any, on, the notes and (ii) rescind an acceleration and its consequences, if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived.

In the case of an Event of Default specified in clause (7) of the first paragraph under this caption, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded with respect to the notes, automatically and without any action by the trustee or the holders of such notes, if within 60 days after such Event of Default first arose the Company delivers an Officers’ Certificate to the trustee stating that (1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (2) the holders of the Indebtedness have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (3) the default that is the basis for such Event of Default has been cured; provided, however, that in no event shall an acceleration of the principal amount of such series of notes as described above be annulled, waived or rescinded upon the happening of any such events.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default, the Company is required to deliver to the trustee a statement specifying such Default. The trustee may withhold from holders of the notes notice of any continuing Default if it determines that withholding notice is in their interest, except a Default relating to the payment of principal of, or interest or premium or Additional Interest, if any, on, the notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company will have any liability for any obligations of the Company under the notes, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants (including its obligations to make Change of Control Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and

Additional Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default has occurred and is continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the day of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6) the Company must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and the Company has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(3) the Company has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and, subject to certain exceptions, any existing Default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of the notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default in the payment of principal of, or interest or premium or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in currency other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) make any change in the ranking or priority of any note that would adversely affect the noteholder; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Company and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Company’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder or to confirm and evidence the release, termination or discharge of any Lien securing the notes which release, termination or discharge is permitted by the indenture;

(5) to provide for the issuance of additional notes in accordance with the provisions set forth in the indenture; or

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Concerning the Trustee

If the trustee becomes a creditor of the Company, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to Southern Star Central Corp., c/o Vice President, Secretary.

Book-Entry, Delivery and Form

The exchange notes will be issued in the form of one or more fully registered notes in global form (the “global notes”). Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, the participants, or persons who hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC or its nominee is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global notes for all purposes under the indenture and the exchange notes. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of, and interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account DTC interests in the global notes is credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, or we, at our option, notify the trustee in writing that it elects to cause the issuance of certified notes DTC will exchange the applicable global notes for certificated notes, which it will distribute to its participants.

We understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, or indirect participants.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, nor the trustee, will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC ceases to be a clearing agency registered under the Exchange Act, or is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with DTC’s rules and procedures in addition to those provided for under the indenture.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the global notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of the global notes; and

(2) ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

Investors in the Rule 144A global notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Rule 144A global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Investors may also hold interests in the Regulation S global notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a global note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Additional Interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form (“certificated notes”) if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes and the Company fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated notes; or

(3) there has occurred and is continuing a Default (other than a Reporting Default) with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes, if any.

Same-Day Settlement and Payment

The Company will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. The Company will make all payments of principal, interest and premium and Additional Interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of beneficial interests in a global note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Assets” means:

(1) any property or assets, other than Capital Stock, Indebtedness or rights to receive payments over a period greater than 180 days, that are used by or useful to the Company or any of its Restricted Subsidiaries in a Permitted Business; or

(2) the Capital Stock of an entity that either is already at the time a Restricted Subsidiary or becomes a Restricted Subsidiary as a result of the acquisition of that Capital Stock by the Company or another of its Restricted Subsidiaries.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after March 1, 2011, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day immediately preceding the redemption date, plus, in the case of each of clause (i) and (ii), 0.50%.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means at any redemption date, the excess of (A) the present value at such redemption date of (1) the redemption price of such notes on March 1, 2011 (such redemption price being described above in the second paragraph of the covenant entitled “—Optional Redemption”) plus (2) all required remaining scheduled interest payments due on the notes through March 1, 2011 (excluding accrued and unpaid interest), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such notes on such redemption date.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Available Cash Flow from Operations” means for any period of the Company, Consolidated Cash Flow of the Company for such period, minus the sum of the following, each determined for such period on a consolidated basis:

(1) cash taxes paid for the Company and its Restricted Subsidiaries; plus

(2) cash interest expense paid by the Company and its Restricted Subsidiaries whether or not capitalized (including, without limitation, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations); plus

(3) additions to property, plant and equipment and other capital expenditures of the Company and its Restricted Subsidiaries that are (or would be) set forth in a consolidated statement of cash flows of the Company and its Restricted Subsidiaries for such period prepared in accordance with generally accepted accounting principles (except to the extent financed by the incurrence of Indebtedness); plus

(4) the aggregate principal amount of long-term Indebtedness repaid by the Company and its Restricted Subsidiaries and the repayment by the Company and any Restricted Subsidiary of any short-term Indebtedness that financed capital expenditures referred to in clause (3) above, excluding any such repayments (i) under working capital facilities (except to the extent that such Indebtedness so repaid was incurred to finance capital expenditures as described in clause (3) above) and (ii) through a refinancing involving the incurrence of new long-term Indebtedness.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have correlative meanings.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s or S&P and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) prior to the occurrence of the first public offering of common stock of the Company, the Permitted Holders cease to be the Beneficial Owners, directly or indirectly, of a majority of the voting power of the Voting Stock of the Company, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities by the Permitted Holders or otherwise (for purposes of this clause (1) the Permitted Holders shall be deemed to Beneficially Own any Voting Stock of an entity (the “specified entity”) held by any other entity (the “parent entity”) so long as the Permitted Holders Beneficially Own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity, measured by voting power rather than number of shares);

(2) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act);

Notwithstanding anything in this clause (2), the Company may reorganize into a master limited partnership or similar entity, provided that (i) the Permitted Holders continue to be the Beneficial Owner, directly or indirectly, of a majority of the voting power of the Voting Stock of the reorganized entity and (ii) the Company shall sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company in conjunction with such reorganization and shall comply with the covenant described under “—Certain Covenants—Merger, Consolidation or Sale of Assets.”

(3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the

Exchange Act) becomes the Beneficial Owner, directly or indirectly, of more than 35% of the voting power of the Voting Stock of the Company; provided that the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the Company or such successor (for the purposes of this clause, such other person or group shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person or group “beneficially owns” directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders “beneficially own” directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline with respect to the notes.

“Commission” means the Securities Exchange Commission.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to March 1, 2011, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to March 1, 2011.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the definition of Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Company, Reference Treasury Dealer Quotations for the redemption date.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Subsidiaries in connection with an asset sale or asset disposition, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) Fixed Charges of such Person; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles” but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) all extraordinary, unusual or non-recurring items of loss or expense; minus

(6) all extraordinary, unusual or non-recurring items of gain or revenue; minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, amounts in clauses (1), (2), (4) and (5) relating to any Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without any prior governmental approval (that has not been obtained) and by operation of the terms of its charter and all judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) any unrealized non-cash gains or losses or charges in respect of Hedging Obligations (including those resulting from the application of SFAS 133) will be excluded; and

(4) the cumulative effect of a change in accounting principles after the Issue Date will be excluded.

Notwithstanding the foregoing, for the purposes of the covenant described above under “—Certain Covenants—Restricted Payments” only, there shall be excluded from Consolidated Net Income any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance fees or other charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity.

“Consolidated Net Tangible Assets” means, with respect to any Person at any date of determination, the aggregate amount of Total Assets included in such Person’s most recent quarterly or annual consolidated balance sheet prepared in accordance with GAAP less applicable reserves reflected in such balance sheet, after deducting the following amounts: (i) all current liabilities reflected in such balance sheet, and (ii) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet.

“Consolidated Net Worth” means the total of the amounts shown on a Person’s consolidated balance sheet determined in accordance with GAAP, as of the end of such Person’s most recent fiscal quarter for which internal financial statements are available prior to the taking of any action for the purpose of which the determination is being made, as the sum of (1) the par or stated value of all of such Person’s outstanding Capital Stock, (2) paid-in capital or capital surplus relating to such Capital Stock and (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

“Credit Facilities” means, one or more debt facilities, commercial paper facilities or Debt Issuances, in each case with banks, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders, financiers or to special purpose entities formed to borrow from (or sell such receivables to) such lenders or other financiers against such receivables), letters of credit, bankers’ acceptances, other borrowings or Debt Issuances, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances) and any agreements and related documents governing Indebtedness or Obligations incurred to refinance amounts then outstanding or permitted to be outstanding, whether or not with the original administrative agent, lenders, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing and whether provided under the original Credit Facility or any other credit or agreement, indenture or other documentation relating thereto.

“Debt Issuances” means, with respect to the Company or any Restricted Subsidiary, one or more issuances after the Issue Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Capital Stock (other than Disqualified Stock) made for cash on a primary basis by the Company after the Issue Date.

“Exchange Notes” means the notes issued in the Exchange Offer pursuant to the indenture.

“Exchange Offer” has the meaning set forth for such term in the registration rights agreement.

“Existing Indebtedness” means any Indebtedness of the Company and its Restricted Subsidiaries (other than any other Permitted Debt) in existence on the date the notes are first issued, until such amounts are repaid.

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems any Disqualified Stock or preferred stock subsequent to the commencement of the applicable four-quarter reference period and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurs (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, subsequent to the commencement of the applicable four-quarter reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of such period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act including any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer or chief accounting officer of the Company (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Commission related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations incurred with respect to Indebtedness; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company;

in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that was not formed under the laws of the United States or any state of the United States or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantees or obligations the full faith and credit of the United States is pledged.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, of all or any part of any Indebtedness in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person incurred under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2) foreign exchange contracts and currency protection agreements;

(3) any commodity futures contract, commodity option or other similar agreement or arrangement; and

(4) other similar agreements or arrangements.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments;

(3) in respect of banker’s acceptances or letters of credit (or reimbursement agreements in respect thereof) or similar instruments;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing the net obligations of such Person under any Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of the agreement or arrangement giving rise to such obligation that would be payable by such Person at such time);

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others to the extent secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding (x) commission, travel and similar advances to officers and employees made in the ordinary course of business and (y) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Issue Date” means April 13, 2006.

“Leverage Ratio” means, with respect to any Person as of any date of determination, the ratio of (x) the total consolidated Indebtedness of such Person and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available, which would be reflected as a liability on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared as of such date in accordance with GAAP, to (y) the aggregate amount of Consolidated Cash Flow of such Person for the then most recent four fiscal quarters for which internal financial statements are available, in each case with such pro forma adjustments to the amount of consolidated Indebtedness and Consolidated Cash Flow as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement.

“Measurement Date” means August 1, 2003.

“Moody’s” means Moody’s Investors Service, Inc. or any successor rating agency.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any asset sale or asset disposition; or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) is the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders or other credit providers have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

Notwithstanding the foregoing, for purposes of clauses (1) and (3) above, Indebtedness of an Unrestricted Subsidiary secured by a pledge by the Company of the Capital Stock of such Unrestricted Subsidiary, to the extent of the value of such Capital Stock, shall be deemed to be Non-Recourse Debt.

“Obligations” means any principal, premium and Additional Interest, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of (i) a Subsidiary prior to the date on which such Subsidiary became a Restricted Subsidiary or (ii) a Person that merged with or consolidated into the Company or a Restricted Subsidiary; provided that on the date such Subsidiary became a Restricted Subsidiary or the date such Person was merged and amalgamated into the Company or a Restricted Subsidiary, as applicable, after giving pro forma effect thereto, (a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” (b) the Fixed Charge Coverage Ratio for the Company would be greater than the Fixed Charge Coverage Ratio for the Company immediately prior to such transaction, or (c) the Consolidated Net Worth of the Company would be greater than the Consolidated Net Worth of the Company immediately prior to such transaction; provided that such Indebtedness was not incurred in contemplation of, or in connection with, such acquisition, merger or consolidation.

“Permitted Business” means the lines of business conducted by the Company and its Restricted Subsidiaries on the Issue Date and any business incidental or reasonably related thereto or which is a reasonable extension thereof as determined in good faith by our Board of Directors and set forth in an officer’s certificate delivered to the trustee.

“Permitted Holders” means GE Energy Financial Services, Inc., a Delaware corporation, and any of its Affiliates and Caisse de dépôt et placement du Québec, a body constituted under Quebec law and any of its Affiliates. For purposes of this definition, “control” shall have the meaning given such term in the definition of the term “Affiliate.”

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an asset sale; provided that the value of such non-cash consideration does not exceed 25% of the fair market value of the assets sold or transferred in such asset sale;

(5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received (a) in satisfaction of judgments or in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(7) guarantees of Indebtedness permitted under the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8) Hedging Obligations permitted to be incurred under the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(9) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(10) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary not to exceed $5.0 million at any one time outstanding;

(11) Investments existing on the Issue Date; and

(12) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed the greater of (a) $30.0 million or (b) 5.0% of Consolidated Net Tangible Assets.

“Permitted Liens” means:

(1) Liens securing Indebtedness and other obligations under any Credit Facility incurred pursuant to clause (1) of the second paragraph of the covenant under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) Liens securing the notes offered hereby;

(3) Liens existing on the Issue Date;

(4) Liens in favor of the Company;

(5) Liens to secure Indebtedness of any Restricted Subsidiaries; provided that the Indebtedness is permitted by the terms of the indenture to be incurred;

(6) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company or otherwise becomes a Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation or such Person becoming a Restricted Subsidiary of the Company and do not extend to any assets other than those of such Person;

(7) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any assets other than such acquired property;

(8) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(9) Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or distributions in respect thereof) that secured or, under the written arrangements under which the original Lien arose, could secure the Indebtedness being refinanced;

(10) Liens on assets or Capital Stock of Unrestricted Subsidiaries that secure Non-Recourse Debt;

(11) Liens securing Hedging Obligations;

(12) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(13) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(14) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(15) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been therefor;

(16) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depositary institution;

(17) easements, rights-of-way, minor survey exceptions, zoning and similar restrictions and other similar encumbrances or title defects incurred or imposed, which do not materially detract from the value of the property subject thereto (as such property is used by the Company or its Subsidiaries) or interfere with the ordinary conduct of its business or the business of its Subsidiaries; provided that any such Liens are not incurred in connection with any borrowing of money or any commitment to loan any money or to extend any credit;

(18) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired; and

(19) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $25.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Permitted Refinancing Indebtedness is incurred either by (i) the Company or (ii) by the Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Quotation Agent” means the Reference Treasury Dealer selected by the Company.

“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by resolution of the Board of Directors) which shall be substituted for S&P or Moody’s, or both, as the case may be.

“Rating Date” means the date that is 90 days prior to the earlier of:

(a) a Change of Control; and

(b) public notice of the occurrence of a Change of Control or the intention of the Company to effect a Change of Control.

“Rating Decline” means the rating of the notes by either Moody’s or S&P shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories) within 90 days after the earlier of: (i) the date of public notice of the occurrence of a Change of Control or (ii) public notice of the intention of the Company to effect a Change of Control (which 90-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Moody’s or S&P).

“Reference Treasury Dealer” means any three nationally recognized investment banking firms selected by the Company that are primary dealers of Government Securities.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue, expressed as a percentage of its principal amount, quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day immediately preceding the redemption date.

“Reporting Default” means a Default described in clause (4) under “—Events of Default and Remedies.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services, a division of McGraw Hill Inc., a New York corporation, or any successor rating agency.

“Senior Debt” means

(1) all Indebtedness of the Company or any Restricted Subsidiary outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2) any other Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2). Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include:

(a) any liability for federal, state, local or other taxes owed or owing by the Company;

(b) any intercompany Indebtedness of the Company or any of its Subsidiaries to the Company or any of its Affiliates;

(c) any trade payables;

(d) any Indebtedness of the Company or any Restricted Subsidiary (and any accrued and unpaid interest in respect thereof) that is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

(e) any Indebtedness that is incurred in violation of the indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02(w) of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof; provided that all Unrestricted Subsidiaries will be excluded from all calculations under Rule 1-02(w) of Regulation S-X.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness (or with respect to Indebtedness outstanding on the Issue Date, the documentation in effect on the Issue Date), and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Total Assets” means, with respect to any Person, the total assets of such Person on a consolidated basis determined in accordance with GAAP, as shown on the most recently available consolidated balance sheet of such Person.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this prospectus was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

General

The following is a summary of certain material U.S. federal income and estate tax considerations relating to the exchange of old notes for exchange notes in this offer. Unless otherwise indicated, references in this discussion to the “notes” apply equally to the old notes and the exchange notes. This discussion is based on current provisions of the Internal Revenue Code of 1986, which we refer to as the Code, currently applicable Treasury Regulations, and judicial and administrative rulings and decisions. Legislative, judicial or administrative changes could alter or modify the statements and conclusions in this discussion. Any legislative, judicial or administrative changes or new interpretations may be retroactive and could affect the tax consequences to holders. In addition, we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel with respect to any tax consequences of purchasing, owning or disposing of the notes. Thus, we cannot assure you that the IRS would not successfully challenge one or more of the tax consequences or matters described here.

This discussion applies to holders who acquire the notes for cash at original issue for their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of notes are sold to the public for cash), and hold the notes as capital assets. This discussion does not address all of the tax consequences relevant to a particular holder in light of that holder’s circumstances, and some holders may be subject to special tax rules and limitations not discussed below (e.g., banks and financial institutions, insurance companies, tax-exempt organizations, nonresident aliens subject to tax on expatriates under Section 877 of the Code, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” broker-dealers, securities traders who elect to mark their securities holdings to market, and persons who hold the notes as part of a hedge, straddle, “synthetic security,” or other integrated investment, risk reduction or constructive sale transaction). This discussion does not address any tax consequences under state, local or non-United States tax laws. Consequently, prospective investors are urged to consult their tax advisors to determine the United States federal, state, local and non-United States income, estate, and any other tax consequences of the purchase, ownership and disposition of the notes, including the application of any applicable tax treaties.

The tax consequences to a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that owns the notes depend in part on the status of the partner and the activities of the partnership. Such persons should consult their tax advisors regarding the consequences of any possible purchase, ownership or disposition of the notes.

We use the term “United States holder” to mean a beneficial owner of our notes who, or that, is any of the following:

•	a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States, or under the laws of the United States or of any state (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income tax, regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A non-United States holder is a beneficial owner of the notes who, or that, is not a United States holder.

United States Holders

Exchange Offer

The exchange of the old notes for exchange notes pursuant to the exchange offer should not constitute a taxable exchange to you. As a result, (1) you should not recognize a taxable gain or loss as a result of exchanging your old notes, (2) your holding period for the exchange notes should include the holding period of the old notes exchanged therefor and (3) your adjusted tax basis of the exchange notes should be the same as the adjusted tax basis of the old notes exchanged therefor immediately before such exchange.

Payments of Interest

If you are a United States holder, payments of stated interest on the notes generally will be taxable to you as ordinary income at the time you receive or accrue such interest, in accordance with your method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of the Notes

If you are a United States holder, you will generally recognize gain or loss on the sale, exchange (other than for exchange notes pursuant to the Exchange Offer, for Certificated Notes, or pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount you realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as interest) and your adjusted tax basis in the note. Your adjusted basis in a note generally will be your cost for the note, less any principal payments you receive. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if you have held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

Backup Withholding

A United States holder may be subject to a backup withholding tax when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to this backup withholding tax if you are not otherwise exempt from withholding and you:

•	fail to furnish your taxpayer identification number, or TIN, which, if you are an individual, is ordinarily your social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you are a U.S. person, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

You should consult your tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and you may use amounts withheld as a credit against your U.S. federal income tax liability or may claim a refund as long as you timely provide certain information to the IRS.

Non-United States Holders

Payments of Interest

Subject to the discussion below concerning backup withholding, if you are a non-United States holder not engaged in a trade or business in the United States to which interest on a note is attributable (or, if you are subject to an income tax treaty with the United States, interest on the note is not attributable to a “permanent establishment” you have in the United States), you generally will not be subject to U.S. federal income tax or the U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate) on interest on a note unless:

•	you are a controlled foreign corporation that is related to us through stock ownership or is otherwise related as determined by Section 864(d)(4) of the Code;

•	you are a bank that receives interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; or

•	you actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock as determined under the Code and applicable Treasury Regulations.

In order for interest payments to you to qualify for the exemption from U.S. taxation described above, the last person or entity in the United States in the chain of interest payments to you (the “Withholding Agent”) must have received (in the year in which a payment of interest occurs or, generally, in any of the three preceding years) a statement that complies with IRS requirements and:

•	is signed by you under penalties of perjury;

•	certifies that you are not a U.S. person; and

•	provides your name and address.

The statement may be made on a Form W-8BEN, and you must inform the Withholding Agent of any change in the information on the statement within 30 days of the change. If you hold a note through a securities clearing organization or other financial institution, the organization or institution may provide a signed statement to the Withholding Agent certifying under penalties of perjury that the Form W-8BEN has been received by it from the holder or from another qualifying financial institution. However, in that case, the signed statement must be accompanied by a copy of the Form W-8BEN provided to the organization or institution holding the note on your behalf.

In addition, the Treasury Regulations permit the shifting of primary responsibility for withholding to “qualified intermediaries” (as defined below) acting on behalf of beneficial owners. A Withholding Agent is allowed to rely on a Form W-8IMY furnished by a “qualified intermediary” on behalf of one or more holders (or other intermediaries) without having to obtain the W-8BEN from the beneficial owner. “Qualified intermediaries” include: (1) foreign financial institutions or foreign clearing organizations (other than a U.S. branch or U.S. office of such institution or organization), or (2) foreign branches or offices of U.S. financial institutions or foreign branches or offices of U.S. clearing organizations, which, as to both (1) and (2), have entered into withholding agreements with the IRS. In addition to certain other requirements, qualified intermediaries must obtain withholding certificates, such as a Form W-8BEN, from each holder. We urge you to consult your own tax advisors about the specific methods available to satisfy IRS certification requirements.

Even if the above conditions are not met, you may be entitled to a reduction in or an exemption from withholding tax on interest received from the notes under a tax treaty between the United States and your country of residence. To claim such a reduction or exemption, you must generally complete Form W-8BEN and claim your right to a reduction or exemption on the form. To claim treaty benefits, you must obtain a U.S. taxpayer identification number and provide it on your Form W-8BEN. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

Sale, Exchange or Disposition of the Notes

If you are a non-United States holder, any gain you may realize from the sale, exchange, redemption, retirement or other disposition of a note (other than amounts attributable to accrued interest, which will be taxable as such) generally will not result in U.S. federal income tax liability, unless (1) you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, (2) the gain is treated as effectively connected with a U.S. trade or business conducted by you or (3) if you are subject to an income tax treaty with the United States, the gain is attributable to a “permanent establishment” you have in the United States.

Non-United States Holders Engaged in a Trade or Business in the United States

If you are engaged in a trade or business in the United States and interest or gain from the disposition of the notes is effectively connected with the conduct of that trade or business, or if you are subject to an income tax treaty between the United States and your country of residence and you maintain a “permanent establishment” in the United States to which the interest or gain is attributable, you will be subject to United States federal income tax on that interest or gain on a net income basis in the same manner as if you were a United States holder. However, you will be exempt from the 30% withholding tax, provided certain certification and disclosure requirements discussed above under “—Payments of Interest” are satisfied. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of a portion of your effectively connected earnings and profits for the taxable year.

United States Federal Estate Tax

If you are not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes), your estate will not be subject to U.S. federal estate tax on the notes beneficially owned by you at the time of your death if you do not then actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of your death, payments with respect to the notes would not have been effectively connected with your conduct of a trade or business in the United States (or, if you are subject to an income tax treaty with the United States, attributable to your permanent establishment in the United States).

Backup Withholding and Information Reporting

Non-United States holders may be subject to backup withholding and information reporting on payments of principal and interest on a note, and on proceeds received from the disposition of a note. The backup withholding rate is currently 28%. Backup withholding tax will not apply to payments of principal and interest if the statement described above in “—Payments of Interest” is provided to the Withholding Agent, or you otherwise establish an exemption, provided, that the Withholding Agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The Withholding Agent will generally be required to report annually to the IRS and to each non-United States holder the amount of interest paid to, and the tax withheld, if any, from each non-United States holder.

If you sell notes at an office of a broker outside the United States, the proceeds of that sale will not be subject to backup withholding (absent the broker’s actual knowledge that you are a U.S. person). Information reporting (but not backup withholding) will apply, however, to a sale of notes effected at an office of a broker outside the United States if that broker:

•	is a U.S. person;

•	is a controlled foreign corporation for U.S. federal income tax purposes;

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business; or

•	is a foreign person who derives 50% or more of its gross income from the conduct of a U.S. trade or business for a specified three-year period,

unless the broker has in its records documentary evidence that you are a non-United States holder and other conditions are met (including that the broker has no actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption. Any amounts withheld from you under the backup withholding rules would be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes for a period of 180 days after the expiration date (as defined in “The Exchange Offer”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including expenses up to $25,000 of one counsel for the holders of old notes) other than dealers’ and brokers’ discounts, commissions and counsel fees and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the notes offered in this exchange offer will be passed upon for us by Bingham McCutchen LLP.

EXPERTS

The consolidated financial statements of Southern Star Central Corp. and Subsidiaries (the Company) at December 31, 2005 and for the period from August 12, 2005 through December 31, 2005 (post-acquisition), as well as the consolidated financial statements of the Company at December 31, 2004, for the period from January 1, 2005 through August 11, 2005 and for the years ended December 31, 2004 and 2003 (pre-acquisition), appearing in this registration statement and prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2006 (Unaudited)	December 31, 2005
	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$52,845	$62,287
Receivables:
Trade	15,867	15,948
Income taxes	96	285
Transportation and exchange gas	660	1,919
Other	7,382	7,334
Inventories	6,067	5,741
Deferred income taxes	6,329	1,375
Costs recoverable from customers	13,318	8,500
Prepaid expenses	3,733	4,519
Derivative instrument asset—hedges	326	460
Other	565	2,234

Total current assets	107,188	110,602

Property, Plant and Equipment, at cost:
Natural gas transmission plant	505,022	506,223
Other natural gas plant	27,693	22,280

	532,715	528,503
Less—Accumulated depreciation and amortization	(8,237)	(796)

Property, plant and equipment, net	524,478	527,707

Other Assets:
Goodwill	326,342	324,366
Costs recoverable from customers	40,439	41,085
Prepaid expenses	1,481	1,551
Postretirement benefits other than pensions	7,223	7,027
Other deferred and noncurrent assets	3,451	3,965

Total other assets	378,936	377,994

Total Assets	$1,010,602	$1,016,303

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

	March 31, 2006 (Unaudited)	December 31, 2005
	(In thousands)
LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities:
Payables:
Notes	$—	$7,250
Trade	998	2,497
Transportation and exchange gas	660	1,919
Other	3,401	5,274
Accrued other taxes	6,594	5,067
Accrued interest	7,830	8,548
Accrued payroll and employee benefits	15,753	19,613
Costs refundable to customers	—	1,741
Current maturities of long-term debt	—	224,912
Capitalized lease obligation due in one year	750	735
Other accrued liabilities	11,511	7,529

Total current liabilities	47,497	285,085

Long-Term Debt:
Capitalized lease obligation	7,520	7,900
Other long-term debt	418,603	194,444

Total long-term debt	426,123	202,344

Other Liabilities and Deferred Credits:
Deferred income taxes	27,568	18,695
Postretirement benefits other than pensions	10,377	10,165
Asset retirement obligations	2,157	2,157
Costs refundable to customers	7,332	7,143
Environmental remediation	3,469	3,598
Accrued pension	19,939	21,441
Other	1,041	1,161

Total other liabilities and deferred credits	71,883	64,360

Stockholder’s Equity:
Common stock, $.01 par value, 100 shares issued, 100 shares outstanding, March 31, 2006 and December 31, 2005	—	—
Premium on capital stock and other paid-in capital	454,721	454,721
Retained earnings	10,416	9,751
Accumulated other comprehensive income (loss)	(38)	42

Total stockholder’s equity	465,099	464,514

Total Liabilities and Stockholder’s Equity	$1,010,602	$1,016,303

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED OPERATIONS

(UNAUDITED)

	Post-acquisition	Pre-acquisition
	For the Three Months Ended March 31, 2006	For the Three Months Ended March 31, 2005
	(In thousands)	(In thousands)
Operating Revenues:
Transportation	$41,546	$40,164
Storage	5,229	4,194
Other revenue	246	136

Total operating revenues	47,021	44,494

Operating Costs and Expenses:
Operations and maintenance	10,020	9,324
Administrative and general	8,962	8,347
Depreciation and amortization	7,174	7,490
Taxes, other than income taxes	3,471	2,973

Total operating costs and expenses	29,627	28,134

Operating Income	17,394	16,360

Other (Income) Deductions:
Interest expense	7,333	10,226
Interest income	(564)	(219)
Miscellaneous other (income) expenses, net	(34)	35

Total other deductions	6,735	10,042

Income Before Income Taxes	10,659	6,318
Provision for Income Taxes	4,209	3,376

Net Income	$6,450	$2,942

Reconciliation of net income to total comprehensive income:

	For the Three Months Ended March 31, 2006	For the Three Months Ended March 31, 2005
Net income	$6,450	$2,942
Change in value of interest rate swap(s)	(135)	287
Related tax benefit (provision)	54	(112)

Total comprehensive income	$6,369	$3,117

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

(UNAUDITED)

	Post-acquisition	Pre-acquisition
	For the Three Months Ended March 31, 2006	For the Three Months Ended March 31, 2005
	(In thousands)	(In thousands)
OPERATING ACTIVITIES:
Net income	$6,450	$2,942
Adjustments to reconcile to net cash provided from operations:
Depreciation and amortization	7,174	7,490
Deferred income taxes	3,972	3,360
Amortization of debt discount/premium and expense	(385)	606
Provision for dividends on mandatorily redeemable preferred stock	—	1,652
Receivables	(3,120)	852
Inventories	(326)	(24)
Other current assets	714	911
Payables and accrued liabilities	(3,917)	(3,879)
Provision for rate and regulatory matters	—	1,837
Other, including changes in noncurrent assets and liabilities	(380)	307

Net cash provided by operating activities	10,182	16,054

INVESTING ACTIVITIES:
Property, plant and equipment:
Capital expenditures, net of allowance for funds used during construction	(4,186)	(4,355)
Proceeds from sales and salvage values, net of costs of removal	(44)	(430)

Net cash used in investing activities	(4,230)	(4,785)

FINANCING ACTIVITIES:
Payments of notes payable	(7,250)	—
Common dividends/return of capital	(5,785)	(1,418)
Debt issuance costs	(18)	(20)
Capital lease payments	(365)	—
Other financing	(1,976)	—

Net cash used in financing activities	(15,394)	(1,438)

Increase (decrease) in cash and cash equivalents	(9,442)	9,831
Cash and cash equivalents at beginning of period	62,287	41,702

Cash and cash equivalents at end of period	$52,845	$51,533

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest (net of amounts capitalized)	$8,438	$8,467
Income tax, net	—	—

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Southern Star

On August 11, 2005, GE Energy Financial Services, Inc. (GE) and Caisse de depot et placement du Quebec (CDP), through their indirect ownership of EFS-SSCC Holdings, LLC (Holdings), acquired all of the outstanding capital stock of Southern Star Central Corp. (Southern Star) owned by AIG Highstar Capital L.P. (Highstar) for $389.1 million in cash, plus the assumption of $467.9 million in long-term debt, including current maturities and Series A Preferred Stock, such that following the transaction Holdings owned all of the outstanding capital stock of Southern Star (Acquisition).

Southern Star operates as a holding company for its regulated natural gas pipeline operations and development opportunities. Southern Star Central Gas Pipeline, Inc. (Central) is Southern Star’s only operating subsidiary and the sole source of its operating revenues and cash flows. Southern Star also owns the development rights for the Western Frontier project, which could be developed in the future.

The terms “Southern Star” or “the Company” denote Southern Star Central Corp. and its subsidiaries.

Central

Central is an interstate natural gas transportation company that owns and operates a natural gas pipeline system located in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming. The system serves customers in these seven states, including major metropolitan areas in Kansas and Missouri, its main market areas.

Central’s system has a mainline delivery capacity of approximately 2.4 billion cubic feet (Bcf) of natural gas per day and is composed of approximately 6,000 miles of mainline and branch transmission and storage pipelines including 39 compressor stations with approximately 205,000 certificated horsepower.

Central’s principal service is the delivery of natural gas to local natural gas distribution companies in the major metropolitan areas it serves. At March 31, 2006, Central had transportation customer contracts with approximately 132 shippers. Transportation shippers include natural gas distribution companies, municipalities, intrastate pipelines, direct industrial users, electrical generators and natural gas marketers and producers. Central transports natural gas to approximately 569 delivery points, including distribution companies and municipalities, power plants, interstate and intrastate pipelines, and large and small industrial and commercial customers.

Central operates eight underground storage fields with an aggregate natural gas storage capacity of approximately 43 Bcf and aggregate delivery capacity of approximately 1.2 Bcf of natural gas per day. Central’s customers inject natural gas into these fields when demand is low and withdraw it to supply their peak requirements. During periods of peak demand, approximately half of the natural gas delivered to customers is supplied from these fields. Storage capacity enables Central’s system to operate more uniformly and efficiently during the year, as well as allowing it to offer storage services in addition to its transportation services.

Central is subject to regulation by the Federal Energy Regulatory Commission (FERC) under the Natural Gas Act (NGA) of 1938 and under the Natural Gas Policy Act (NGPA) of 1978, and as such, its rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of jurisdictional facilities, and its accounting, among other things, are subject to regulation. Central holds certificates of public convenience and necessity issued by the FERC authorizing the siting, ownership and operation of its pipelines and related facilities, including storage fields, which are considered jurisdictional and for which certificates are required or available under the NGA.

2. Basis of Presentation

The Acquisition of Southern Star was accounted for under the purchase method of accounting, as required by Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations.” The purchase price has been “pushed down” and allocated to the assets and liabilities of the Company. Accordingly, the post-acquisition consolidated financial statements reflect a new basis of accounting. The Company’s Consolidated Statements of Operations and Cash Flows for the periods ending prior to August 12, 2005 reflect the operations of the Company prior to the Acquisition. Hence, there is a blackline division on the financial statements, which is intended to signify that the reporting entities shown are not comparable.

All accounting and reporting policies contained herein conform with accounting principles generally accepted in the United States (GAAP). The financial information contained herein has been prepared in accordance with rules and regulations of the Securities and Exchange Commission (SEC).

3. Acquisition

On August 11, 2005, GE and CDP, through their indirect ownership of Holdings, acquired all of the outstanding capital stock of Southern Star owned by Highstar for $389.1 million in cash, plus the assumption of $413.5 million of long-term debt, including current maturities, and $54.4 million of Series A Preferred Stock. The stock of the Company was immediately recapitalized and the Series A Preferred Stock, which was owned by a GE affiliate, was converted to common. In March 2006, the Company paid approximately $2.0 million to Highstar as a final working capital settlement.

The total purchase price was $454.7 million, including the $389.1 million paid in cash and estimated Acquisition costs of $1.1 million. Additionally, a GE affiliate contributed all of Southern Star’s Series A Preferred Stock and its 2% common stock ownership to Holdings at a total market value of $64.5 million.

The purchase price allocation is reflected on the accompanying Consolidated Balance Sheets. The Acquisition adjustments indicated below include costs related solely to the Acquisition by Holdings.

The following summarizes the fair values of the assets acquired and liabilities assumed at the date of Acquisition (expressed in thousands):

Cash and cash equivalents	$42,549
Receivables	52,755
Inventories	5,815
Other current assets	12,227
Regulatory assets—current	14,630
Property, plant and equipment	524,575
Regulatory assets—noncurrent	40,473
Postretirement benefits other than pensions asset	6,620
Other assets	5,779
Current maturities of long-term debt	(50,000)
Capitalized lease obligation due in one year	(735)
Current liabilities—other	(88,937)
Long-term debt	(370,547)
Capitalized lease obligation	(7,900)
Regulatory liabilities—noncurrent	(7,030)
Deferred tax liability	(14,042)
Postretirement benefits other than pensions liability	(9,232)
Accrued pension liability	(23,468)
Other long-term liabilities	(5,153)
Goodwill	326,342

Net purchase price, including related Acquisition costs	$454,721

As Central’s rates are regulated by the FERC, and the FERC does not generally allow recovery in rates of amounts in excess of original cost, Central’s historical assets and liabilities equaled fair value at the Acquisition date. The total purchase price including Acquisition costs exceeded the fair value of the Company’s net assets and liabilities, after giving effect to the $2.0 million working capital settlement discussed above, by $326.3 million. This excess has been classified as “Goodwill” on the accompanying Consolidated Balance Sheets. The goodwill is not amortized and is subject to an annual impairment test in accordance with SFAS 142, “Goodwill and Other Intangible Assets.”

Under the terms of the Acquisition agreement, Highstar will generally be liable for the net current taxes through the Acquisition date.

4. Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Southern Star and its subsidiaries, all of which are wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform with current period presentation with no effect on previously reported earnings or equity.

Goodwill

The Company has recorded $326.3 million of Goodwill as discussed in Note 3. Goodwill is not amortized and is subject to an annual impairment test in accordance with SFAS 142.

Income Taxes

Deferred taxes are recorded under the liability method and are provided on all temporary differences between the book and tax bases of the assets and liabilities pursuant to SFAS 109, “Accounting for Income Taxes.”

A Tax Sharing Agreement has been executed by and among Southern Star and Central. Pursuant to this agreement, Southern Star and Central adopted a Federal and State Income Tax Policy which provides that Southern Star will file consolidated tax returns on behalf of itself and Central and pay all taxes shown thereon to be due. Central will make payments to Southern Star as though it were filing a separate return for its federal income tax liability. Southern Star has an obligation to indemnify Central for any liability that Central incurs for taxes of the affiliated group of which Southern Star and Central are members under Treasury Regulations Section 1.1502-6.

Asset Retirement Obligations

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations,” to clarify the requirement to record liabilities stemming from a legal obligation to retire fixed assets when a retirement depends on a future event. FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. FIN 47 requires that the uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In 2005, in accordance with FIN 47, Central recorded an asset retirement obligation (ARO) for the remediation of asbestos existing on its system. The asbestos existing on Central’s system is primarily in building materials and pipe coatings used prior to the Clean Air Act of 1973 that established the National Emission Standard for Hazardous Air Pollutants (NESHAPs) that regulated the use of asbestos. The recognition of the ARO resulted in an increase in net property, plant and equipment of $0.1 million, the recognition of an ARO liability of $2.2 million and an increase in regulatory assets of $2.1 million on the accompanying Consolidated Balance Sheet.

Recent Accounting Standards

On June 30, 2005, the FERC issued its “Order on Accounting for Pipeline Assessment Costs.” The Order requires companies to expense certain pipeline safety assessment costs, which may have historically been capitalized. The Order became effective January 1, 2006. Amounts capitalized in periods prior to that date will be permitted to remain as recorded. The Company has recorded $0.6 million in safety assessment costs as of March 31, 2006.

5. Financing

8.5% Notes

At March 31, 2006, Southern Star had outstanding $180.0 million of 8.5% Senior Secured Notes due August 1, 2010 (8.5% Notes). Interest on the 8.5% Notes was payable semi-annually in February and August. The 8.5% Notes were subject to certain covenants that restricted, among other things, the ability of the Company or its subsidiaries to make investments; incur additional indebtedness; pay dividends on, or redeem capital stock; create liens; sell assets; or engage in certain other business activities. See Note 7 for further discussion of dividends and related restrictions.

As a result of the Acquisition, the value of the 8.5% Notes was calculated at fair value and a premium of $15.7 million was recorded in Long-Term Debt on the accompanying Consolidated Balance Sheet. This premium was being amortized over the remaining life of the 8.5% Notes. Associated unamortized debt issuance expenses were valued at zero on the accompanying Consolidated Balance Sheet.

On March 23, 2006, Southern Star launched a tender offer pursuant to which it offered to purchase all of its outstanding 8.5% Notes. As part of this tender offer, Southern Star solicited consents to amend the indenture governing the 8.5% Notes to eliminate substantially all of the covenants and certain events of default.

As a result of the tender, Southern Star accepted for payment $176.9 million principal amount of the 8.5% Notes, which represented 98.29% of the outstanding aggregate principal amount of the 8.5% Notes. Southern Star paid approximately $13.8 million in premiums related to the tender offer. In addition, a Supplemental Indenture for the 8.5% Notes was implemented April 10, 2006, which eliminated substantially all of the original covenants and certain events of default.

6.75% Notes

On April 13, 2006, Southern Star completed the private offering of $200.0 million aggregate principal amount of 6.75% Senior Notes due 2016 (6.75% Notes), the proceeds of which were used to retire its 8.5% Notes tendered, including related premiums and expenses, and to pay the issuance costs of the new offering. In connection with the offering, Southern Star entered into an indenture (6.75% Notes Indenture) dated April 13, 2006 by and between Southern Star and The Bank of New York Trust Company, N.A., as trustee.

Interest is payable semi-annually on March 1 and September 1 of each year, beginning on September 1, 2006. The 6.75% Notes will mature on March 1, 2016. The 6.75% Notes are Southern Star’s senior unsecured obligations and rank equal in right of payment to all of its existing and future unsecured indebtedness, including Southern Star’s 8.5% Notes that remain outstanding following Southern Star’s tender offer and are effectively junior to any secured indebtedness of Southern Star to the extent of the value of the assets securing such indebtedness, if any.

In connection with the issuance of the 6.75% Notes, Southern Star entered into a registration rights agreement (Registration Rights Agreement), dated as of April 13, 2006, with Lehman Brothers, Inc. and Credit Suisse Securities (USA) LLC whereby Southern Star agreed to offer to exchange the 6.75% Notes for a new issue of substantially identical notes registered under the Securities Act of 1933, as amended. Under the Registration Rights Agreement, Southern Star is required to file an exchange offer registration statement with the SEC within 180 days after the issue date of April 13, 2006 (Issue Date) and to use its reasonable best efforts to consummate the exchange offer within 270 days after the Issue Date.

Central Credit Facility

As of March 31, 2006, Central had in place a secured credit facility (Central Credit Facility) with Union Bank of California, providing for, among other things, a term loan of $50.0 million that matured on May 1, 2006. The Central Credit Facility was secured by certain customer contracts and physical assets of Central.

In connection with Central’s first quarter 2006 refinancing discussed below, the term loan was repaid in full on April 13, 2006 and the related agreements were terminated.

Central’s 7.375% Notes

As of March 31, 2006, Central had outstanding $175.0 million of 7.375% Senior Notes due November 15, 2006 (7.375% Notes).

On March 23, 2006, Central launched a tender offer pursuant to which it offered to purchase all of its outstanding 7.375% Notes. As part of this tender offer, Central solicited consents to amend the indenture governing the 7.375% Notes to eliminate substantially all of the covenants and certain events of default.

As a result of the tender offer, Central accepted for payment $155.1 million aggregate principal amount of the 7.375% Notes, which represented 88.65% of the outstanding aggregate principal amount of the 7.375% Notes. On April 7, 2006, Central implemented the Supplemental Indenture for the 7.375% Notes, which eliminated substantially all of the original covenants and certain events of default. On April 25, 2006, Central called for redemption the remainder of its 7.375% Notes, settlement of which was made on May 1, 2006. Central paid approximately $2.3 million in premiums for the retirement of its 7.375% Notes pursuant to the tender offer and call for redemption.

Central’s 6.0% Notes

On April 13, 2006, Central completed the private offering of $230.0 million aggregate principal amount of 6.0% Senior Notes due 2016 (6.0% Notes), the proceeds of which were used to pay issuance costs of the offering, to pay amounts outstanding under the Central Credit Facility, and to retire its 7.375% Notes, including related premiums and expenses. In connection with the offering, Central entered into an indenture (6.0% Notes Indenture) dated April 13, 2006 by and between Central and The Bank of New York Trust Company, N.A., as trustee. The 6.0% Notes Indenture contains customary restrictive covenants and events of default.

Interest on the 6.0% Notes is payable on June 1 and December 1 of each year, beginning on December 1, 2006. The 6.0% Notes mature on June 1, 2016. The 6.0% Notes are Central’s senior unsecured obligations and rank equal in right of payment to all of its existing and future unsecured indebtedness, including any of Central’s 7.375% Notes that remain outstanding following Central’s tender offer for all outstanding 7.375% Notes, and are effectively junior to the secured indebtedness of Central to the extent of the value of the assets securing such indebtedness, if any.

Capital Lease

In 2004, Central entered into a 20-year capital lease with the Owensboro-Daviess County Industrial Development Authority for use of a headquarters building. Ownership of the facility will transfer to Central for a nominal fee upon expiration of the lease. The assets are included in Property, Plant and Equipment as a capital lease and are being amortized over the same life as similar assets. Amortization of the assets is included in Depreciation and amortization. The overall effective interest rate on the obligation is 6.29%. Principal and interest are paid semi-annually in January and July. Principal payments began July 1, 2005.

Other

In connection with the Acquisition, Southern Star issued a promissory note to Highstar in the aggregate principal amount of approximately $7.3 million. The promissory note was non-interest bearing and payable on May 1, 2006 or, if earlier, the occurrence of certain restricted payments under the 8.5% Notes indenture or refinancing of indebtedness by Southern Star or its subsidiaries. The promissory note was classified in Current Liabilities on the accompanying Consolidated Balance Sheets as of December 31, 2005. The promissory note was paid in full by Southern Star on March 30, 2006.

As of March 31, 2006, the Company was in compliance with the covenants of all outstanding debt instruments.

6. Commitments and Contingencies

Regulatory and Rate Matters and Related Litigation

General Rate Issues

On April 30, 2004, Central filed a general rate case under FERC Docket No. RP04-276 which became effective November 1, 2004, subject to the requirement that Central refund to customers any amounts it collects in excess of the rates ultimately allowed, with interest. The FERC issued an Order approving the uncontested settlement of the case which became final and non-appealable as of May 19, 2005. At June 30, 2005, the Company had a payable to customers of $5.5 million, including interest, for amounts collected from customers in excess of settled rates. The refunds of $5.5 million, including interest, were made to customers on July 1, 2005. The terms of the settlement preclude Central from filing another rate case changing settled rates to be effective prior to November 1, 2006 and require it to file a rate case to be effective no later than November 1, 2008. In addition, the terms of the settlement provide for a moratorium on any rate complaints or challenges under Section 5 of the NGA by any party other than the FERC proposing a change to settled rates effective before November 1, 2006.

Environmental and Safety Matters

Environmental

Central has identified polycholorinated biphenyl (PCB) contamination in air compressor systems, soils and related properties at certain compressor station sites and has been involved in negotiations with the U.S. Environmental Protection Agency (EPA) and state agencies to develop screening, sampling and cleanup programs. In addition, negotiations with certain environmental agencies concerning investigative and remedial actions relative to potential mercury contamination at certain natural gas metering sites have commenced. At March 31, 2006, Central had accrued a liability of approximately $4.5 million, representing the current estimate of future environmental cleanup costs to be incurred over the next four to five years.

Central is subject to federal, state and local statutes, rules and regulations relating to environmental protection, including the National Environmental Policy Act, the Clean Water Act, the Clean Air Act and the Resource Conservation and Recovery Act. These laws and regulations can result in increased capital, operating and other costs. These laws and regulations generally subject Central to inspections and require it to obtain and comply with a wide variety of environmental licenses, permits and other approvals. Under the Clean Air Act, the EPA has recently promulgated regulations addressing emissions from equipment present at typical natural gas compressor stations. These regulations include NESHAPs for reciprocating internal combustion engines, stationary turbines, and glycol dehydration equipment in addition to regulations that address regional transport of ozone (i.e. NOx SIP Call). There is no impact anticipated to Central’s existing operations based on an analysis of these regulations. The EPA has also promulgated a new ambient air quality standard for ozone (i.e. the eight hour standard) which is generally more stringent than the standard it replaces (i.e. the one hour standard). Presently, all of Central’s facilities are located in areas designated as in “attainment” for compliance with the eight hour ozone standard. Therefore, the new standard does not impact Central’s existing operations.

Central considers environmental assessment, remediation costs and costs associated with compliance with environmental standards to be recoverable through rates, as they are prudent costs incurred in the ordinary course of business. The actual costs incurred will depend on the actual amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

Pipeline Safety

On August 11, 2005, Central received a Notice of Probable Violation and Proposed Civil Penalty (Notice) from the Department of Transportation (DOT) for an incident that occurred on June 14, 2003, at the Kechi Town Border in Kansas. The incident involved a failure of a natural gas regulator and an over-pressure protection regulator and the subsequent rupture of the downstream gas meter used to meter the gas to the town of Kechi. The incident resulted in no injuries or damage to properties of others but did result in a loss of service to some customers for up to 18 hours. The DOT recommended a preliminary assessed civil penalty of approximately $0.4 million for probable violations of three pipeline safety regulations. The proposed penalty was recorded as miscellaneous other expenses in the third quarter of 2005. After the incident, Central conducted a detailed investigation into the cause of this failure and proposed and implemented several recommendations which have been incorporated permanently into Central’s Operations and Maintenance procedures and into Central’s gas control alarm systems. Central also received requests for information from the Kansas Corporation Commission and the DOT and responded fully to all the requests. Central responded to the DOT by appealing the assessed civil penalty. In addition, Central presented information intended to clarify the facts concerning the subject incident to DOT at an administrative hearing February 2, 2006, at DOT’s Central Region Office in Kansas City, Missouri. On May 2, 2006, Central received the Final Order assessing a civil penalty of approximately $0.3 million. Central is considering its options for submitting a Petition for Reconsideration of this Final Order.

Legal Issues

United States ex rel, Grynberg v. Williams Natural Gas Company, et al. (the Grynberg Litigation)

In 1998, Jack Grynberg, an individual, sued Central and approximately 300 other energy companies, purportedly on behalf of the federal government (qui-tam). Invoking the False Claims Act, Grynberg alleges that the defendants have mismeasured the volume and wrongfully analyzed the heating content of natural gas, causing underpayments of royalties to the United States. The relief sought is an unspecified amount of royalties allegedly not paid to the federal government, treble damages, or civil penalty, attorney fees and costs. Thus far, the Department of Justice has declined to intervene in Grynberg’s qui-tam cases, which have been consolidated for pretrial purposes before a single judge in the United States District Court (Court) for the District of Wyoming.

The defendants’ obligation to file answers has been stayed, and thus far discovery has been limited to public disclosure/original source jurisdictional issues. On June 4, 2004, a motion, with supporting briefs, was filed by the Joint Defendants requesting the Court to dismiss Grynberg’s claims based on lack of subject matter jurisdiction. These motions have now been fully briefed and oral arguments occurred on March 17 and 18, 2005. On May 13, 2005, the Special Master appointed in this case to adjudicate procedural issues and help manage this litigation for the Trial Court Judge, issued a “Report and Recommendations” addressing which defendants should be dismissed. Central is one of the defendants recommended to be dismissed. Both Grynberg and a number of the defendants filed objections to the Special Master’s report, and the parties are now awaiting a ruling by the Court.

Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 99 C 30, District Court, Stevens County, Kansas (the Price Litigation)

In this putative class action filed May 28, 1999, the named plaintiffs (Plaintiffs) have sued over 50 defendants, including Central. Asserting theories of civil conspiracy, aiding and abetting, accounting and unjust enrichment, their Fourth Amended Class Action Petition alleges that the defendants have undermeasured the volume of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. Plaintiffs seek unspecified actual damages, attorney fees, pre- and post-judgment interest, and reserved the right to plead for punitive damages. On August 22, 2003, an answer to that pleading was filed on behalf of Central. Despite a denial by the court on April 10, 2003 of their original motion for class certification, the Plaintiffs continue to seek the certification of a class. The Plaintiffs’ motion seeking class certification for a second time was fully briefed and the court heard oral argument on this motion on April 1, 2005. In January 2006, the court heard oral argument on a motion to intervene filed by a third party who is claiming entitlement to a portion of any recovery obtained by Plaintiffs. It is unknown when the court will rule on the pending motions.

Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 03 C 23, District Court, Stevens County, Kansas (the Price Litigation)

In this putative class action filed May 12, 2003, the named Plaintiffs from Case No. 99 C 30 (discussed above) have sued the same defendants, including Central. Asserting substantially identical legal and/or equitable theories, the Original Class Action Petition alleges that the defendants have undermeasured the British thermal units (Btu) content of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. Plaintiffs seek unspecified actual damages, attorney fees, pre- and post-judgment interest, and reserved the right to plead for punitive damages. On November 10, 2003, an answer to that pleading was filed on behalf of Central. The Plaintiffs’ motion seeking class certification for a second time was fully briefed and the court heard oral argument on this motion on April 1, 2005. In January 2006, the court heard oral argument on a motion to intervene filed by a third party who is claiming entitlement to a portion of any recovery obtained by Plaintiffs. It is unknown when the court will rule on the pending motions.

Summary of Commitments and Contingencies

In connection with the purchase of Central by the Company from The Williams Companies, Inc. (Williams) in 2002, a Litigation Cooperation Agreement was executed pursuant to which Williams agreed to cooperate in and assist with the defense of Central with respect to the Grynberg Litigation and the Price Litigation. Pursuant to that agreement, Williams agreed to provide information and data to Central, make witnesses available as necessary, assist Central in becoming a party to certain Joint Defense Agreements, and to cooperate in general with Central in the preparation of its defense.

The Company is subject to claims and legal actions in the normal course of business in addition to those disclosed above. While no assurances can be given, management believes, based on advice of counsel and after consideration of amounts accrued, insurance coverage, potential recovery from customers and other indemnification arrangements, that the ultimate resolution of these matters will not have a material adverse effect upon the Company’s future financial position, results of operations, or cash flow requirements. Costs incurred to date of defending pending cases have not been material.

7. Dividends and Related Restrictions

As of March 31, 2006, the Company’s 8.5% Notes indenture contained restrictions on declaration and payments of dividends or distributions to equity holders, subject to a minimum fixed charge coverage ratio and available quarterly cash flows from operations, as defined in the indenture. The Company’s 6.75% Notes also contain restrictions on the declaration and payment of dividends or distributions to equity holders, subject to a minimum fixed charge coverage ratio and cumulative available cash flows, as defined in the indenture.

8. Employee Benefit Plans

The Company recognized its net actuarial gains/losses at the date of Acquisition for each of its pension and welfare benefit plans pursuant to the requirements of SFAS 87, “Employers’ Accounting for Pensions,” and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” As such, amortization of those amounts is not included in net periodic expenses discussed below for periods after the date of Acquisition. The previously unrecognized amounts have been included in regulatory assets/liabilities on the accompanying Consolidated Balance Sheets, which will be amortized as settled through rates.

Pursuant to the terms of Central’s RP04-276 rate settlement, Central recovers $7.5 million annually to fund pension and postretirement benefits for all eligible participants. This amount must be funded no less frequently than quarterly into irrevocable trusts. This amount also includes a recovery for the amortization of the regulatory asset related to the difference in prior period costs and corresponding funding amounts.

Retirement Plan

Pension expense for the Company’s pension plans for the post-acquisition period ended March 31, 2006 and the pre-acquisition period ended March 31, 2005 was $1.1 million and $1.5 million, respectively.

Components of the Company’s net periodic pension expense for the indicated plans are as follows (expressed in thousands):

Union Retirement Plan

	Post-acquisition	Pre-acquisition
	For the Three Months Ended March 31, 2006	For the Three Months Ended March 31, 2005
Components of net periodic pension expense:
Service cost	$378	$344
Interest cost	540	594
Expected return on plan assets	358	(350)
Amortization of net loss	5	—
Regulatory recovery of costs	249	524

Net periodic pension expense	$1,530	$1,112

Non-Union Retirement Plan

	Post-acquisition	Pre-acquisition
	For the Three Months Ended March 31, 2006	For the Three Months Ended March 31, 2005
Components of net periodic pension expense:
Service cost	$562	$478
Interest cost	82	38
Expected return on plan assets	(83)	(39)
Amortization of net loss	9	5
Regulatory accrual of costs	(225)	(57)

Net periodic pension expense	$345	$425

Through the first quarter of 2006, the Company has made contributions to the pension plans totaling $2.6 million.

Postretirement Benefits Other than Pensions

Central’s Group Medical-Health Plan (Welfare Plan) provides medical and life insurance benefits to certain employees who retire under Central’s retirement plans. The Welfare Plan is contributory for medical and contributory for some retired employees for life insurance benefits in excess of specified limits. Eligible employees under the Welfare Plan are those hired prior to various qualifying dates, the latest of which is December 31, 1995, who qualify for retirement benefits, and who meet certain service and other requirements.

The following table sets forth the components of net periodic postretirement benefit costs, including amounts for the amortization of the transition obligation, for the periods indicated (expressed in thousands):

	Post-acquisition	Pre-acquisition
	For the Three Months Ended March 31, 2006	For the Three Months Ended March 31, 2005
Components of net periodic benefit expense:
Service cost	$141	$200
Interest cost	471	675
Expected return on plan assets	455	(450)
Recognized actuarial loss (gain)	(84)	25
Regulatory accrual of costs	(983)	(112)

Net periodic benefit expense	$—	$338

In the first quarter of 2006, the Company did not make any contribution to this plan.

9. Related Party Transactions

On August 11, 2005, Central and Western Frontier entered into an Operating Company Services Agreement (Operating Services Agreement) with EFS Services, LLC, an affiliate of GE. Pursuant to the Operating Services Agreement, EFS Services, LLC provides certain consulting services to Central and Western Frontier for a service fee of $1.0 million per year, plus the reimbursement of reasonable expenses up to $0.2 million in a 12-month period incurred by EFS Services, LLC in providing such services. The Operating Services Agreement terminates at such time as GE or any of its affiliates ceases to beneficially own any securities of Holdings. During the first quarter of 2006, the Company paid approximately $0.3 million for service fees and expenses to EFS Services, LLC.

In addition, on August 11, 2005, Southern Star entered into an Administrative Services Agreement (Services Agreement) with EFS Services, LLC to provide certain administrative services to Southern Star and Holdings. Pursuant to the terms of the Services Agreement, EFS Services, LLC is not paid a fee for its services; however, it is entitled to be reimbursed for the reasonable expenses it incurs in providing such services.

Central makes purchases of goods and services from various affiliates of GE on an arms-length basis in the normal course of its operations.

10. Employee Retention Agreements

Prior to the Acquisition, the Company entered into employee retention agreements with the officers of Central. Pursuant to the agreements, in August 2005, initial payments of approximately $3.2 million were made to the officers upon execution of the agreements and were recorded in administrative and general expenses at that time. These agreements also require annual payments to those employees over the next five years totaling $9.3 million, unless the employee is terminated for Cause, as defined in the agreements. The Company is accruing the expenses associated with these payments ratably over the period services are being provided. These accrued expenses totaled $1.2 million and $0.7 million, respectively, as of March 31, 2006 and December 31, 2005, and are included in Accrued payroll and employee benefits on the accompanying Consolidated Balance Sheets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

SOUTHERN STAR CENTRAL CORP.

We have audited the consolidated balance sheet of Southern Star Central Corp. and subsidiaries (the Company) as of December 31, 2005 and the related consolidated statements of operations, stockholder’s equity, and cash flows for the period from August 12, 2005 through December 31, 2005 (post-acquisition). We have also audited the consolidated balance sheet of the Company as of December 31, 2004 and the related consolidated statements of operations, stockholder’s equity, and cash flows for the period from January 1, 2005 through August 11, 2005 and for the years ended December 31, 2004 and 2003 (pre-acquisition). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Star Central Corp. and subsidiaries at December 31, 2005 (post-acquisition) and December 31, 2004 (pre-acquisition) and the consolidated results of its operations and cash flows for the period from August 12 through December 31, 2005 (post-acquisition), the period January 1 through August 11, 2005, and for the years ended December 31, 2004 and 2003 (pre-acquisition) in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Louisville, Kentucky

March 29, 2006

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Post-acquisition	Pre-acquisition
	December 31, 2005	December 31, 2004
	(In thousands)	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$62,287	$41,702
Receivables:
Trade	15,948	16,078
Kansas Ad Valorem tax reimbursement	745	4,217
Income taxes	285	249
Affiliates	—	21
Transportation and exchange gas	1,919	7,287
Other	8,268	916
Inventories	5,741	5,695
Deferred income taxes	1,375	2,179
Costs recoverable from customers	8,500	13,116
Prepaid expenses	4,519	4,370
Derivative instrument asset—hedges	460	—
Other	555	422

Total current assets	110,602	96,252

Property, Plant and Equipment, at cost:
Natural gas transmission plant	506,223	543,376
Other natural gas plant	22,280	16,483

	528,503	559,859
Less—Accumulated depreciation and amortization	(796)	(31,784)

Property, plant and equipment, net	527,707	528,075

Other Assets:
Goodwill	324,366	33,990
Costs recoverable from customers	41,085	32,828
Prepaid expenses	1,551	1,801
Derivative instrument asset—hedges	—	213
Postretirement benefits other than pensions	7,027	—
Other deferred and noncurrent assets	3,965	9,390

Total other assets	377,994	78,222

Total Assets	$1,016,303	$702,549

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

	Post-acquisition	Pre-acquisition
	December 31, 2005	December 31, 2004
	(In thousands)	(In thousands)
LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities:
Payables:
Notes	$7,250	$—
Trade	2,497	1,703
Transportation and exchange gas	1,919	7,287
Other	5,274	3,572
Accrued other taxes	5,067	4,403
Accrued Kansas Ad Valorem tax reimbursement	784	4,217
Accrued interest	8,548	8,491
Accrued payroll and employee benefits	19,613	18,676
Provision for rate and regulatory matters	—	3,015
Costs refundable to customers	1,741	—
Current maturities of long-term debt	224,912	—
Capitalized lease obligation due in one year	735	730
Other accrued liabilities	6,745	10,759

Total current liabilities	285,085	62,853

Long-Term Debt:
Capitalized lease obligation	7,900	8,270
Other long-term debt	194,444	404,823

Total long-term debt	202,344	413,093

Other Liabilities and Deferred Credits:
Deferred income taxes	18,695	14,112
Postretirement benefits other than pensions	10,165	9,747
Asset retirement obligations	2,157	—
Mandatorily redeemable preferred stock	—	51,184
Costs refundable to customers	7,143	1
Environmental remediation	3,598	4,730
Accrued pension	21,441	14,346
Other	1,161	1,206

Total other liabilities and deferred credits	64,360	95,326

Stockholder’s Equity:
Common stock, $.01 par value, 100 shares issued, 100 shares outstanding, December 31, 2005; common stock, $.01 par value, 101.587 shares issued, 79.367 shares outstanding, December 31, 2004	—	—
Premium on capital stock and other paid-in capital	454,721	128,501
Retained earnings	9,751	2,646
Accumulated other comprehensive income	42	130

Total stockholder’s equity	464,514	131,277

Total Liabilities and Stockholder’s Equity	$1,016,303	$702,549

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED OPERATIONS

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	(In thousands)
Operating Revenues:
Transportation	$61,144	$100,002	$146,127	$141,838
Storage	9,371	10,772	17,458	16,395
Other revenue	254	394	747	365

Total operating revenues	70,769	111,168	164,332	158,598

Operating Costs and Expenses:
Operations and maintenance	14,702	23,568	37,508	34,398
Administrative and general	13,809	25,688	37,026	40,989
Depreciation and amortization	10,884	17,299	27,781	29,279
Taxes, other than income taxes	4,745	7,573	10,831	10,994

Total operating costs and expenses	44,140	74,128	113,146	115,660

Operating Income	26,629	37,040	51,186	42,938

Other (Income) Deductions:
Interest expense	11,337	25,169	40,856	42,396
Interest income	(737)	(719)	(651)	(705)
Miscellaneous other (income) expenses, net	(121)	113	2,401	(3,392)

Total other deductions	10,479	24,563	42,606	38,299

Income Before Income Taxes	16,150	12,477	8,580	4,639
Provision for Income Taxes	6,399	7,074	6,511	4,804

Net Income (Loss)	$9,751	$5,403	$2,069	$(165)

Reconciliation of net income (loss) to total comprehensive income (loss):

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	(In thousands)
Net income (loss)	$9,751	$5,403	$2,069	$(165)
Change in value of interest rate swap(s)	68	179	737	(524)
Related tax benefit (provision)	(26)	(69)	(288)	205

Total Comprehensive Income (Loss)	$9,793	$5,513	$2,518	$(484)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(In thousands)	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$9,751	$5,403	$2,069	$(165)
Adjustments to reconcile to net cash provided from operations:
Depreciation and amortization	10,884	17,299	27,781	29,279
Deferred income taxes	6,295	6,723	6,572	5,425
Provision for loss on property, plant & equipment	—	—	4,694	—
Credit for Kansas Ad Valorem tax reimbursement	—	—	(1,784)	—
Loss on sale of PPE	—	2	—	—
Amortization of debt discount/premium and expense	(626)	1,545	2,431	6,763
Provision for dividends on mandatorily redeemable preferred stock	—	4,065	7,078	6,069
Receivables	4,851	(4,182)	37,307	3,337
Inventories	74	(120)	(251)	661
Other current assets	(2,432)	2,176	(104)	4,954
Payables and accrued liabilities	3,574	(704)	(46,024)	1,925
Other, including changes in noncurrent assets and liabilities	(452)	1,599	1,091	(2,349)

Net cash provided by operating activities	31,919	33,806	40,860	55,899

INVESTING ACTIVITIES:
Property, plant and equipment:
Capital expenditures, net of allowance for funds used during construction	(13,806)	(13,610)	(31,594)	(23,606)
Proceeds from sales and salvage values, net of costs of removal	(331)	(759)	(3,166)	(904)
Advances to affiliates, net	—	—	247	—
Other investing	—	—	—	8,093

Net cash used in investing activities	(14,137)	(14,369)	(34,513)	(16,417)

FINANCING ACTIVITIES:
Proceeds from long-term debt issuance	—	5,000	—	230,000
Payments of notes payable	—	—	—	(203,995)
Proceeds from issuance of preferred stock and warrant	—	—	—	50,000
Debt retirements	—	(5,000)	—	—
Purchase of treasury stock	—	—	—	(50,000)
Common dividends/return of capital	—	(13,867)	(25,000)	(25,000)
Debt issuance costs	(20)	(100)	(730)	(9,305)
Capital lease payments	—	(365)	—	—
Mandatorily redeemable preferred stock dividends	—	(2,282)	(4,802)	(3,730)
Mandatorily redeemable preferred stock issuance costs	—	—	—	(832)
Other financing	—	—	—	(3,141)

Net cash used in financing activities	(20)	(16,614)	(30,532)	(16,003)

Increase (decrease) in cash and cash equivalents	17,762	2,823	(24,185)	23,479
Cash and cash equivalents at beginning of period	44,525	41,702	65,887	42,408

Cash and cash equivalents at end of period	$62,287	$44,525	$41,702	$65,887

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest (net of amounts capitalized)	$7,008	$26,234	$34,678	$28,406
Income tax, net	466	25	25	224

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED STOCKHOLDER’S EQUITY

	Premium on Capital Stock and Other Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
	(In thousands)
Pre-acquisition
Balance, January 1, 2003	$225,000	$742	$—	$225,742

Add (deduct):
Net loss	—	(165)	—	(165)
Exercise of common stock warrant	3,501	—	—	3,501
Purchase of treasury stock	(50,000)	—	—	(50,000)
Return of capital	(37,500)	—	—	(37,500)
Change in value of interest rate swap, net of taxes	—	—	(319)	(319)

Balance, December 31, 2003	141,001	577	(319)	141,259

Add (deduct):
Net income	—	2,069	—	2,069
Return of capital	(12,500)	—	—	(12,500)
Change in value of interest rate swap, net of taxes	—	—	449	449

Balance, December 31, 2004	128,501	2,646	130	131,277

Add (deduct):
Net income	—	5,403	—	5,403
Common dividends/return of capital	(8,278)	(5,589)	—	(13,867)
Change in value of interest rate swap(s), net of taxes	—	—	110	110

Balance, August 11, 2005	120,223	2,460	240	122,923

Post-acquisition
Add (deduct):
Acquisition adjustment to eliminate retained earnings	2,460	(2,460)	—	—
Acquisition adjustment to eliminate accumulated other comprehensive loss	240	—	(240)	—
Acquisition adjustment to record assets and liabilities at fair value	331,798	—	—	331,798
Net income	—	9,751	—	9,751
Change in value of interest rate swap(s), net of taxes	—	—	42	42

Balance, December 31, 2005	$454,721	$9,751	$42	$464,514

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SOUTHERN STAR CENTRAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Southern Star

On August 11, 2005, GE Energy Financial Services, Inc. (GE) and Caisse de depot et placement du Quebec (CDP), through their indirect ownership of EFS-SSCC Holdings, LLC (Holdings), acquired all of the outstanding capital stock of Southern Star Central Corp. (Southern Star) owned by AIG Highstar Capital L.P. (Highstar) for $389.1 million in cash, plus the assumption of $467.9 million in long-term debt, including current maturities and Series A Preferred Stock, such that following the transaction Holdings owned all of the outstanding capital stock of Southern Star (Acquisition).

The terms “Southern Star” or “the Company” denote Southern Star Central Corp. and its subsidiaries.

Central

Southern Star is the parent company of Southern Star Central Gas Pipeline, Inc. (Central), its only operating subsidiary and the sole source of its operating revenues and cash flows. Central is an interstate natural gas transportation company that owns and operates a natural gas pipeline system located in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming. The system serves customers in these seven states, including major metropolitan areas in Kansas and Missouri, its main market areas.

Central’s system has a mainline delivery capacity of approximately 2.4 billion cubic feet (Bcf) of natural gas per day and is composed of approximately 6,000 miles of mainline and branch transmission and storage pipelines including 39 compressor stations with approximately 205,000 certificated horsepower.

Central’s principal service is the delivery of natural gas to local natural gas distribution companies in the major metropolitan areas it serves. At December 31, 2005, Central had transportation customer contracts with approximately 128 shippers. Transportation shippers include natural gas distribution companies, municipalities, intrastate pipelines, direct industrial users, electrical generators and natural gas marketers and producers. Central transports natural gas to approximately 586 delivery points, including distribution companies and municipalities, power plants, interstate and intrastate pipelines, and large and small industrial and commercial customers.

Central operates eight underground storage fields with an aggregate natural gas storage capacity of approximately 43 Bcf and aggregate delivery capacity of approximately 1.2 Bcf of natural gas per day. Central’s customers inject natural gas into these fields when demand is low and withdraw it to supply their peak requirements. During periods of peak demand, approximately 50% of the natural gas delivered to customers is supplied from these fields. Storage capacity enables Central’s system to operate more uniformly and efficiently during the year, as well as allowing it to offer storage services in addition to its transportation services.

Central is subject to regulation by the Federal Energy Regulatory Commission (FERC) under the Natural Gas Act (NGA) of 1938 and under the Natural Gas Policy Act (NGPA) of 1978, and as such, its rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of jurisdictional facilities, and its accounting, among other things, are subject to regulation. Central holds certificates of public convenience and necessity issued by the FERC authorizing the siting, ownership and operation of its pipelines and related facilities, including storage fields, which are considered jurisdictional and for which certificates are required or available under the NGA.

2. Basis of Presentation

The Acquisition of Southern Star was accounted for under the purchase method of accounting, as required by Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations.” The purchase price has been “pushed down” and allocated to the assets and liabilities of the Company. Accordingly, the post-acquisition consolidated financial statements reflect a new basis of accounting. The Company’s Consolidated Statements of Operations and Cash Flows for the periods ending prior to August 12, 2005 and the Consolidated Balance Sheet as of December 31, 2004 reflect the operations of the Company prior to the Acquisition. Hence, there is a blackline division on the financial statements, which is intended to signify that the reporting entities shown are not comparable.

All accounting and reporting policies contained herein conform with accounting principles generally accepted in the United States (GAAP). The financial information contained herein has been prepared in accordance with rules and regulations of the Securities and Exchange Commission (SEC).

3. Acquisition

On August 11, 2005, GE and CDP, through their indirect ownership of Holdings, acquired all of the outstanding capital stock of Southern Star owned by Highstar for $389.1 million in cash, including a preliminary working capital settlement, plus the assumption of $413.5 million of long-term debt, including current maturities, and $54.4 million of Series A Preferred Stock. The stock of the Company was immediately recapitalized and the Series A Preferred Stock, which was owned by a GE affiliate, was converted to common. See Note 6 for further discussion of the recapitalization.

The total preliminary purchase price is estimated to be $454.7 million, including the $389.1 million paid in cash and estimated Acquisition costs of $1.1 million. The purchase price is further subject to a final working capital adjustment. Additionally, a GE affiliate contributed all of Southern Star’s Series A Preferred Stock and its 2% common stock ownership to Holdings at a total market value of $64.5 million.

The preliminary purchase price allocation is reflected on the accompanying Post-acquisition Consolidated Balance Sheet as of December 31, 2005. The Acquisition adjustments indicated below include costs related solely to the Acquisition by Holdings. The purchase price allocation is preliminary and will continue to be adjusted as final costs are determined and additional information is gathered.

The following summarizes the fair values of the assets acquired and liabilities assumed at the date of Acquisition (expressed in thousands):

Cash and cash equivalents	$44,525
Receivables	52,755
Inventories	5,815
Other current assets	12,227
Regulatory assets—current	14,630
Property, plant and equipment	524,575
Regulatory assets—noncurrent	40,473
Postretirement benefits other than pensions asset	6,620
Other assets	5,779
Current maturities of long-term debt	(50,000)
Capitalized lease obligation due in one year	(735)
Current liabilities—other	(88,937)
Long-term debt	(370,547)
Capitalized lease obligation	(7,900)
Regulatory liabilities—noncurrent	(7,030)
Deferred tax liability	(14,042)
Postretirement benefits other than pensions liability	(9,232)
Accrued pension liability	(23,468)
Other long-term liabilities	(5,153)
Goodwill	324,366

Net purchase price, including related Acquisition costs	$454,721

As Central’s rates are regulated by the FERC, and the FERC does not generally allow recovery in rates of amounts in excess of original cost, Central’s historical assets and liabilities equaled fair value at the Acquisition date. Estimated Acquisition costs at December 31, 2005 exceeded the fair value of the Company’s net assets and liabilities by approximately $324.4 million. This excess has been classified as “Goodwill” on the accompanying Consolidated Balance Sheets. The goodwill is not amortized and is subject to an annual impairment test in accordance with SFAS 142, “Goodwill and Other Intangible Assets.”

Under the terms of the Acquisition agreement, Highstar will generally be liable for the net current taxes through the Acquisition date.

Prior to the Acquisition, the Company entered into employee retention agreements with the officers of Central. Pursuant to the agreements in August 2005, initial payments of approximately $3.2 million were made to the officers upon execution of the agreements and have been recorded in Administrative and general expenses on the accompanying Consolidated Pre-acquisition Statements of Operations. These agreements also require annual payments to those employees over the next five years totaling $9.3 million, unless the employee is terminated for Cause, as defined in the agreements. The Company is accruing the expenses associated with these payments ratably over the period services are being provided. These accrued expenses totaled $0.7 million as of December 31, 2005 and are included in Accrued payroll and employee benefits on the accompanying Consolidated Balance Sheet.

The only continuing impacts of the Acquisition on the Company’s results of operations are the amortization of the premium recorded on the 8.5% Senior Secured Notes due August 1, 2010 (8.5% Notes), the elimination of related amortization of debt discount and expense and the elimination of expenses related to Series A Preferred Stock. See Note 5 and Note 6 for further discussion.

4. Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Southern Star and its subsidiaries, all of which are wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amount reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform with current period presentation with no effect on previously reported earnings or equity.

Revenue Recognition

Revenues for sales of products are recognized in the period of delivery and revenues from services are recognized in the period the service is provided based on contractual terms and related volumes. The FERC regulatory processes and procedures govern the tariff and rates that Central is permitted to charge to customers for its services. Key determinants in the ratemaking process are (1) contracted capacity assumptions, (2) costs of providing service, including depreciation expense, and (3) allowed rate of return, including the equity component of a pipeline’s capital structure and related income taxes. Accordingly, at any given time, some of the collected revenues may be subject to possible refunds required by final order of the FERC. Central records estimates of rate refund liabilities based on its and other third-party regulatory proceedings, advice of counsel and estimated total exposure, as discounted and risk weighted. At June 30, 2005, Central had a payable for revenues collected subject to refund in its RP04-276 rate proceeding of $5.5 million, including interest, which was refunded to customers on July 1, 2005.

Regulatory Assets and Liabilities

As a rate regulated enterprise, Central meets the requirements for accounting under SFAS 71, “Accounting for the Effects of Certain Types of Regulation.” As such, costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery from customers in future rates. Likewise, certain credits that would otherwise be recognized in income are deferred as regulatory liabilities pending refunds or returned to customers through future rates. Recognition of regulatory assets or liabilities is generally based on specific regulatory requirements or precedent for each such matter.

The following regulatory assets or liabilities are included on the accompanying Consolidated Balance Sheets at December 31, 2005 and 2004 and classified as current or noncurrent depending on the expected timing of recovery (expressed in thousands):

	2005	2004
Current Assets:
Environmental costs	$1,000	$1,000
Postretirement benefits	—	1,350
Pension	7,500	6,150
Fuel costs	—	4,616

Total Current Assets	8,500	13,116

Noncurrent Assets:
Environmental costs	3,598	4,730
Income taxes on AFUDC equity	4,143	4,322
Gas imbalance cash cost recoverable	11	8
Postretirement benefits	10,165	9,365
Pension	20,898	14,207
Asset retirement obligations	2,067	—
Long-term disability	203	196

Total Noncurrent Assets	41,085	32,828

Total Assets	49,585	45,944

Current Liabilities:
Fuel costs	(1,741)	—

Total Current Liabilities	(1,741)	—

Noncurrent Liabilities:
Gas imbalance cash cost refundable	(116)	(1)
Postretirement benefits	(7,027)	—

Total Noncurrent Liabilities	(7,143)	(1)

Total Liabilities	(8,884)	(1)

Net Regulatory Assets	$40,701	$45,943

These amounts are either included in Central’s current rate filing or covered by specific rate mechanisms, which govern the timing of refunds or recovery.

Property, Plant, and Equipment

Depreciation is provided primarily on the straight-line method over estimated useful lives, generally 40 to 50 years on new property, pursuant to rates authorized by the FERC, or on remaining lives averaging 20 to 25 years for property in service prior to the Acquisition. Gains or losses from the ordinary sale or retirement of property, plant and equipment generally are credited or charged to accumulated depreciation; other gains or losses are recorded in net income. Depreciation for the period August 12 through December 31, 2005, the period January 1 through August 11, 2005, and the years ended December 31, 2004 and 2003, was approximately $10.9 million, $17.3 million, $27.8 million and $29.3 million, respectively.

Provision for Uncollectible Accounts

The Company does not record allowances for doubtful accounts, since its trade receivables are primarily due from local natural gas distribution companies and other pipelines whose creditworthiness is periodically evaluated and financial conditions monitored. Security is generally required if a customer fails to meet the Company’s creditworthiness tests. If a current customer’s financial condition deteriorates to a point where the Company deems there is a likelihood of a current receivable being uncollected, the Company will record a provision for uncollectible accounts. The Company’s trade receivables reflected on the Consolidated Balance Sheets are net of its provision for uncollectible accounts of less than $0.1 million at December 31, 2005 and 2004.

Repair and Maintenance Costs

Central accounts for repair and maintenance costs under the guidance of FERC regulations. The FERC identifies installation, construction, and replacement costs that are to be capitalized. All other costs are expensed as incurred.

Income Taxes

Deferred taxes are recorded under the liability method and are provided on all temporary differences between the book and tax bases of the assets and liabilities pursuant to SFAS 109, “Accounting for Income Taxes.”

A Tax Sharing Agreement has been executed by and among Southern Star and Central. Pursuant to this agreement, Southern Star and Central adopted a Federal and State Income Tax Policy which provides that Southern Star will file consolidated tax returns on behalf of itself and Central and pay all taxes shown thereon to be due. Central will make payments to Southern Star as though it were filing a separate return for its federal income tax liability. Southern Star has an obligation to indemnify Central for any liability that Central incurs for taxes of the affiliated group of which Southern Star and Central are members under Treasury Regulations Section 1.1502-6.

Dividends and Returns of Capital

Dividends declared in excess of Retained Earnings balances are deemed to be returns of capital.

Capitalized Interest

The allowance for funds used during construction represents Central’s cost of funds applicable to the regulated natural gas transmission plant under construction as permitted by FERC regulatory practices. The allowances for borrowed and equity funds used during construction for the post-acquisition period ended December 31, 2005 were approximately $0.05 million and $0.1 million, respectively; for the pre-acquisition period ended August 11, 2005 were approximately $0.03 million and $0.06 million, respectively; for the year ended 2004 were approximately $0.5 million and $0.6 million, respectively; and for the year ended 2003 were approximately $0.2 million and $0.5 million, respectively.

Gas Receivables/Payables

In the course of providing transportation and storage services to customers, Central may receive different quantities of natural gas from a shipper than quantities delivered on behalf of that shipper. These transactions result in imbalances, which are repaid or recovered in cash or through the receipt or delivery of natural gas in the future. Customer imbalances to be repaid or recovered in-kind are recorded as current assets or current liabilities on the accompanying Consolidated Balance Sheets. Settlement of imbalances requires agreement between the pipeline and shippers as to allocations of volumes to specific transportation contracts and timing of delivery of natural gas based on operational conditions. Natural gas receivables/payables are valued using a current published natural gas index price.

Inventory Valuation

Inventory consists primarily of materials and supplies and is valued using the lower of average-cost or market method.

Cash Equivalents

Southern Star includes in cash equivalents any short-term highly-liquid investments that have an original maturity of three months or less when acquired.

Cash Flows from Operating Activities

Southern Star uses the indirect method to report cash flows from operating activities, which requires adjustments to net income to reconcile net cash flows provided by operating activities.

Asset Retirement Obligations

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations,” to clarify the requirement to record liabilities stemming from a legal obligation to retire fixed assets when a retirement depends on a future event. FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. FIN 47 requires that the uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In 2005, in accordance with FIN 47, Central recorded an asset retirement obligation (ARO) for the remediation of asbestos existing on its system. The asbestos existing on Central’s system is primarily in building materials and pipe coatings used prior to the Clean Air Act of 1973 that established the National Emission Standard for Hazardous Air Pollutants (NESHAPs) that regulated the use of asbestos. The recognition of the ARO resulted in an increase in net property, plant and equipment of $0.1 million, the recognition of an ARO liability of $2.2 million and an increase in regulatory assets of $2.1 million on the accompanying Consolidated Balance Sheet. Had the accounting of FIN 47 been applied in 2004 and 2003, there would have been no impact on the Company’s results of operations as it expects to be able to recover the ARO costs through future rates. As such, the annual accretion and depreciation amounts of approximately $0.1 million would have been recorded to a regulatory asset in 2004 and 2003.

Long-Lived Assets

Consistent with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Southern Star evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. If facts and circumstances lead management to believe that the cost of an asset may be impaired, Southern Star will evaluate the extent to which that cost is recoverable by comparing the future undiscounted cash flows estimated to be associated with that asset to the asset’s carrying amount and write down the carrying amount to market value to the extent necessary.

Recent Accounting Standards

On June 30, 2005, the FERC issued its “Order on Accounting for Pipeline Assessment Costs.” The Order requires companies to expense certain pipeline safety assessment costs, which may have historically been capitalized. The Order became effective January 1, 2006. Amounts capitalized in periods prior to that date will be permitted to remain as recorded. Based on estimates, the Company expects that the Order will result in a shift of approximately $1.2 million of safety assessment costs from capital to expense in 2006.

5. Financing

At December 31, 2005 and 2004, long-term debt, including current maturities, consisted of the following (expressed in thousands):

	2005	2004
8.50% Senior Secured Notes due 2010	$180,000	$180,000
Term Loan (LIBOR + 1.75%) due 2006	50,000	50,000
7.375% Senior Notes due 2006	175,000	175,000
Unamortized premium (discount), net	14,356	(177)
Capitalized lease obligation	8,635	9,000

Total long-term debt	$427,991	$413,823

Southern Star has outstanding $180.0 million of 8.5% Notes. Interest on the 8.5% Notes is payable semi-annually in February and August.

The 8.5% Notes are subject to certain covenants that restrict, among other things, the ability of the Company or its subsidiaries to make investments; incur additional indebtedness; pay dividends on, or redeem capital stock; create liens; sell assets; or engage in certain other business activities. See Note 9 for further discussion of dividends and related restrictions.

As a result of the Acquisition, the value of the 8.5% Notes was calculated at fair value and a premium of $15.4 million was recorded in Long-Term Debt on the accompanying Post-acquisition Consolidated Balance Sheet. This premium is being amortized over the remaining life of the 8.5% Notes. Associated unamortized debt issuance expenses were valued at zero on the accompanying Post-acquisition Consolidated Balance Sheet.

Also, as a result of the Acquisition, pursuant to the 8.5% Notes indenture, Southern Star made an offer to repurchase the aggregate principal amount of the 8.5% Notes issued by Southern Star. Each holder of the 8.5% Notes had the right to require Southern Star to repurchase all or any part of such holder’s 8.5% Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase. The Company’s offer to repurchase expired with no notes tendered and accepted for payment.

On March 23, 2006, Southern Star launched a tender offer pursuant to which it offered to purchase all of its outstanding 8.5% Notes. As part of this tender offer, Southern Star is soliciting consents to amend the indenture governing the 8.5% Notes to eliminate substantially all of the covenants and certain events of default. The tender offer and consent solicitation is conditioned upon the receipt of net proceeds of a new debt financing sufficient to finance the tender offer, the tender of at least 90% of the aggregate principal amount of the 8.5% Notes and other customary conditions.

Central has in place a secured credit facility (Central Credit Facility) with Union Bank of California providing for, among other things, a term loan of $50.0 million that matures on May 1, 2006. The loan, as amended, currently bears interest at London Interbank Offered Rate (LIBOR) plus 1.75%. The Central Credit Facility required Central to enter into an interest rate protection agreement, which effectively converted the term loan to a 5.07% fixed rate obligation. The rate was amended in February 2004, which under the interest rate protection agreement converted the term loan to a 4.57% fixed rate obligation. In May 2005, Central repaid $5.0 million of the term loan. However, the loan was reinstated in July 2005 and the $5.0 million was returned to Central. The interest rate swap on the $5.0 million converts the interest on that portion of the loan to a 5.85% fixed rate effective July 12, 2005. Central has applied hedge accounting in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” to account for the value of the interest rate swaps. The valuations of the interest rate swaps are reported as Derivative instrument asset-hedges and as Accumulated other comprehensive income on the accompanying Consolidated Balance Sheets.

The Central Credit Facility is secured by certain customer contracts and physical assets of Central. The Central Credit Facility contains certain restrictive covenants, including limitations on mergers, consolidations, and sale of assets by Central, limitations on liens, limitations on incurrence of additional indebtedness, limitations on sale or other disposition of assets, maintenance of a maximum debt to total capitalization ratio, limitations on dividends and other distributions, and maintenance or replacement of material transportation contracts. Events of default include breach of covenants, misrepresentations, default or termination under material transportation contracts, certain cross-defaults, failure of Southern Star and its affiliates to own at least 51% of Central, and Southern Star’s consolidated debt to total capitalization ratio being greater than 70%.

The Central Credit Facility also included a $10.0 million working capital line that Central could have drawn down to meet working capital needs. No amounts were drawn on the working capital line. Central allowed this working capital line to expire on August 5, 2005.

Central has outstanding $175.0 million of 7.375% Senior Notes due November 15, 2006 (7.375% Notes). The terms of these notes provide that under certain circumstances they are to be equally and ratably secured by any collateral that Central uses to secure any of its other indebtedness. Because the Central Credit Facility is secured by certain assets, effective August 8, 2003, and for so long as the Central Credit Facility remains outstanding, these 7.375% Notes are secured obligations of Central.

On March 23, 2006, Central launched a tender offer pursuant to which it offered to purchase all of its outstanding 7.375% Notes. As part of this tender offer, Central is soliciting consents to amend the indenture governing the 7.375% Notes to eliminate substantially all of the covenants and certain events of default. The tender offer and consent solicitation is conditioned upon the receipt of net proceeds of a new debt financing sufficient to finance the tender offer, the tender of at least a majority of the aggregate principal amount of the 7.375% Notes and other customary conditions.

Central plans to fund its 2006 debt maturities by accessing capital markets to replace the maturing debt. If financing is not finalized before the May 1, 2006 maturity of the Central Credit Facility, Central plans to seek an extension of the facility until the refinancing is complete.

In 2004, Central entered into a 20-year capital lease with the Owensboro-Daviess County Industrial Authority for use of a headquarters building. Ownership of the facility will transfer to Central for a nominal fee upon expiration of the lease. The assets are included in Property, Plant and Equipment as a capital lease and are being amortized over the same life as similar assets. Amortization of the assets is included in Depreciation and amortization. The overall effective interest rate on the obligation is 6.29%. Principal and interest are paid semi-annually in January and July. Principal payments began July 1, 2005.

In connection with the Acquisition, Southern Star issued a promissory note to Highstar in the aggregate principal amount of approximately $7.3 million. The promissory note is non-interest bearing and is payable on

May 1, 2006 or, if earlier, the occurrence of certain restricted payments under the 8.5% Notes indenture or refinancing of indebtedness by Southern Star or its subsidiaries. The promissory note is classified in Current Liabilities on the accompanying Consolidated Balance Sheets. The promissory note was paid in full by Southern Star subsequent to year end.

As of December 31, 2005, the Company is in compliance with the covenants of all outstanding debt instruments.

The following table summarizes the Company’s long-term debt payments due by period:

	Long-Term Debt Maturities	Capital Lease
	(In thousands)
2006	$225,000	$735
2007	—	765
2008	—	690
2009	—	720
2010	180,000	745
After 2010	—	4,980

Total	$405,000	$8,635

6. Recapitalization of Stock

In January 2003, Southern Star authorized and issued 500 shares of non-voting Series A Preferred Stock at $0.1 million per share for a total of $50.0 million. The proceeds were used by the Company to repurchase 22.22 shares of its common stock owned by Highstar.

Concurrent with the Series A Preferred Stock issuance, Southern Star also issued a warrant for the purchase of two shares of common stock to the Series A Preferred Stockholder (the Warrant), which represented 2% of the then outstanding common shares. On August 8, 2003, the Warrant was amended to 1.587 shares of common stock, or 2% of the then outstanding common shares. The Warrant was exercised in full on August 15, 2003 at the exercise price.

The holder of the outstanding Series A Preferred Stock was entitled to receive Series A Cash Dividends and Series A Paid In Kind (PIK) Dividends. The Series A Cash Dividends were cumulative and payable semi-annually, in arrears on May 15 and November 15 of each year. Initially, the Series A Cash Dividends accrued at a rate of 9% per annum; however, on August 7, 2003 and effective on that date, the cash dividend rate was amended to 9.25% per annum until January 21, 2005, and 8.25% thereafter.

The Series A PIK Dividend was cumulative and payable in kind in additional shares of Series A Preferred Stock at the rate of 4% per annum on the outstanding Series A Preferred Stock. Dividends accrued on shares of Series A Preferred Stock issued pursuant to a PIK dividend from the first day of the quarter following the applicable dividend payment date.

In connection with the Acquisition, Southern Star entered into a Recapitalization Agreement with Holdings. Pursuant to the Recapitalization Agreement, Holdings surrendered to Southern Star for cancellation all of the Series A Preferred Stock of Southern Star, and all rights therein, in exchange for the reissuance of 20.633 treasury common shares to Holdings. The remaining 1.587 treasury common shares were cancelled pursuant to the Recapitalization Agreement. As a result of the recapitalization, the book value of the Series A Preferred Stock and all accrued dividends at the date of Acquisition were transferred to Premium on capital stock and other paid-in capital on the accompanying Post-acquisition Consolidated Balance Sheet.

In connection with the Recapitalization Agreement, Southern Star amended and restated its Certificate of Incorporation to eliminate all authorized preferred stock and reduce the authorized number of shares of capital stock to 100 shares of common stock. Southern Star has issued all 100 shares of common stock to Holdings. The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on August 11, 2005.

7. Commitments and Contingencies

Regulatory and Rate Matters and Related Litigation

General Rate Issues

On April 30, 2004, Central filed a general rate case under FERC Docket No. RP04-276 which became effective November 1, 2004, subject to the requirement that Central refund to customers any amounts it collects in excess of the rates ultimately allowed, with interest. This general rate proceeding increased Central’s transportation, storage, and related rates, and also provided for changes to a number of the terms and conditions of customer service in Central’s tariff.

On January 21, 2005, Central filed a Stipulation and Agreement with the FERC reflecting a settlement it reached with all of the active parties, including the FERC’s litigation staff, that would resolve all of the issues set for hearing in the rate proceeding. On February 28, 2005, the FERC’s presiding Administrative Law Judge issued an Order finding the settlement to be fair, reasonable, and in the public interest, as well as uncontested; and certified it to the FERC for final action. The FERC issued an Order approving the uncontested settlement which became final and non-appealable as of May 19, 2005. At June 30, 2005, the Company had a payable to customers of $5.5 million, including interest, for amounts collected from customers in excess of settled rates. The refunds of $5.5 million, including interest, were made to customers on July 1, 2005. The terms of the settlement preclude Central from filing another rate case changing settled rates to be effective prior to November 1, 2006 and require it to file a rate case to be effective no later than November 1, 2008. In addition, the terms of the settlement provide for a moratorium on any rate complaints or challenges under Section 5 of the NGA by any party other than the FERC proposing a change to settled rates effective before November 1, 2006.

Kansas Ad Valorem Tax Reimbursement

In 1997, the FERC issued an Order in Docket No. RP97-369 requiring pipelines to collect from producers, and refund to their former jurisdictional sales customers, the Kansas Ad Valorem Tax Reimbursements for the period from October 4, 1983 through June 28, 1988, plus accrued interest. Since that date, Central has participated in a number of proceedings regarding settlements with various parties and has received from producers and passed on to its jurisdictional customers such reimbursements as cases have been settled. Settlements had been reached with a majority of the parties by December 31, 2004.

As a result of the FERC hearing process and various settlements in 2004, Central received approximately $38.2 million, and distributed the same amount to customers pursuant to the Kansas Ad Valorem Tax Reimbursement settlements and FERC Orders. In 2005, Central reduced its Kansas Ad Valorem Tax Reimbursement receivable from producers by $2.9 million, with a corresponding reduction to its liabilities to customers, to remove claims against producers that were not actively being pursued by any party. The amount of the receivable and liability at December 31, 2005 related to remaining claims was approximately $0.7 million and $0.8 million, respectively.

Environmental and Safety Matters

Environmental

Central has identified polycholorinated biphenyl (PCB) contamination in air compressor systems, soils and related properties at certain compressor station sites and has been involved in negotiations with the U.S. Environmental Protection Agency (EPA) and state agencies to develop screening, sampling and cleanup programs. In addition, negotiations with certain environmental agencies concerning investigative and remedial actions relative to potential mercury contamination at certain natural gas metering sites have commenced. At December 31, 2005 and 2004, Central had accrued a liability of approximately $4.6 million and $5.7 million, respectively, representing the current estimate of future environmental cleanup costs to be incurred over the next four to five years.

Central is subject to federal, state and local statutes, rules and regulations relating to environmental protection, including the National Environmental Policy Act, the Clean Water Act, the Clean Air Act and the Resource Conservation and Recovery Act. These laws and regulations can result in increased capital, operating and other costs. These laws and regulations generally subject Central to inspections and require it to obtain and comply with a wide variety of environmental licenses, permits and other approvals. Under the Clean Air Act, the EPA has recently promulgated regulations addressing emissions from equipment present at typical natural gas compressor stations. These regulations include NESHAPs for reciprocating internal combustion engines, stationary turbines, and glycol dehydration equipment in addition to regulations that address regional transport of ozone (i.e. NOx SIP Call). There is no impact anticipated to Central’s existing operations based on an analysis of these regulations. The EPA has also promulgated a new ambient air quality standard for ozone (i.e. the eight hour standard) which is generally more stringent than the standard it replaces (i.e. the one hour standard). Presently, all of Central’s facilities are located in areas designated as in “attainment” for compliance with the eight hour ozone standard. Therefore, the new standard does not impact Central’s existing operations.

Central considers environmental assessment, remediation costs and costs associated with compliance with environmental standards to be recoverable through rates, as they are prudent costs incurred in the ordinary course of business. The actual costs incurred will depend on the actual amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

Pipeline Safety

On August 11, 2005, Central received a Notice of Probable Violation and Proposed Civil Penalty (Notice) from the Department of Transportation (DOT) for an incident that occurred on June 14, 2003, at the Kechi Town Border in Kansas. The incident involved a failure of a natural gas regulator and an over-pressure protection regulator and the subsequent rupture of the downstream gas meter used to meter the gas to the town of Kechi. The incident resulted in no injuries or damage to properties of others but did result in a loss of service to some customers for up to 18 hours. The DOT has recommended a preliminary assessed civil penalty of approximately $0.4 million for probable violations of three pipeline safety regulations. After the incident, Central conducted a detailed investigation into the cause of this failure and proposed and implemented several recommendations which have been incorporated permanently into Central’s Operations and Maintenance procedures and into Central’s gas control alarm systems. Central also received requests for information from the Kansas Corporation Commission and the DOT and responded fully to all the requests. Central responded to the DOT by appealing the assessed civil penalty. In addition, Central presented information intended to clarify the facts concerning the subject incident to DOT at an administrative hearing February 2, 2006, at DOT’s Central Region Office in Kansas City, Missouri. A decision as to DOT’s reconsideration of the Notice is pending. The proposed penalty in the August 11, 2005 Notice was recorded as Miscellaneous other expenses on the accompanying Pre-acquisition Consolidated Statements of Operations.

Legal Issues

United States ex rel, Grynberg v. Williams Natural Gas Company, et al. (the Grynberg Litigation)

In 1998, Jack Grynberg, an individual, sued Central and approximately 300 other energy companies, purportedly on behalf of the federal government (qui-tam). Invoking the False Claims Act, Grynberg alleges that the defendants have mismeasured the volume and wrongfully analyzed the heating content of natural gas, causing underpayments of royalties to the United States. The relief sought is an unspecified amount of royalties allegedly not paid to the federal government, treble damages, or civil penalty, attorney fees and costs. Thus far, the Department of Justice has declined to intervene in Grynberg’s qui-tam cases, which have been consolidated for pretrial purposes before a single judge in the United States District Court (Court) for the District of Wyoming. The defendants’ obligation to file answers has been stayed, and thus far discovery has been limited to public disclosure/original source jurisdictional issues. On June 4, 2004, a motion, with supporting briefs, was filed by the Joint Defendants requesting the Court to dismiss Grynberg’s claims based on lack of subject matter jurisdiction. These motions have now been fully briefed and oral arguments occurred on March 17 and 18, 2005. On May 13, 2005, the Special Master appointed in this case to adjudicate procedural issues and help manage this litigation for the Trial Court Judge, issued a “Report and Recommendations” addressing which defendants should be dismissed. Central is one of the defendants recommended to be dismissed. Both Grynberg and a number of the defendants filed objections to the Special Master’s report, and the parties are now awaiting a ruling by the Court.

Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 99 C 30, District Court, Stevens County, Kansas (the Price Litigation)

In this putative class action filed May 28, 1999, the named plaintiffs (Plaintiffs) have sued over 50 defendants, including Central. Asserting theories of civil conspiracy, aiding and abetting, accounting and unjust enrichment, their Fourth Amended Class Action Petition alleges that the defendants have undermeasured the volume of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. Plaintiffs seek unspecified actual damages, attorney fees, pre- and post-judgment interest, and reserved the right to plead for punitive damages. On August 22, 2003, an answer to that pleading was filed on behalf of Central. Despite a denial by the court on April 10, 2003 of their original motion for class certification, the Plaintiffs continue to seek the certification of a class. The Plaintiffs’ motion seeking class certification for a second time was fully briefed and the court heard oral argument on this motion on April 1, 2005. In January 2006, the court heard oral argument on a motion to intervene filed by a third party who is claiming entitlement to a portion of any recovery obtained by Plaintiffs. It is unknown when the court will rule on the pending motions.

Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 03 C 23, District Court, Stevens County, Kansas (the Price Litigation)

In this putative class action filed May 12, 2003, the named Plaintiffs from Case No. 99 C 30 (discussed above) have sued the same defendants, including Central. Asserting substantially identical legal and/or equitable theories, the Original Class Action Petition alleges that the defendants have undermeasured the British thermal units (Btu) content of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. Plaintiffs seek unspecified actual damages, attorney fees, pre- and post-judgment interest, and reserved the right to plead for punitive damages. On November 10, 2003, an answer to that pleading was filed on behalf of Central. The Plaintiffs’ motion seeking class certification for a second time was fully briefed and the court heard oral argument on this motion on April 1, 2005. In January 2006, the court heard oral argument on a motion to intervene filed by a third party who is claiming entitlement to a portion of any recovery obtained by Plaintiffs. It is unknown when the court will rule on the pending motions.

Summary of Commitments and Contingencies

In connection with the purchase of Central by the Company from The Williams Companies, Inc. (Williams) in 2002, a Litigation Cooperation Agreement was executed pursuant to which Williams agreed to cooperate in and assist with the defense of Central with respect to the Grynberg Litigation and the Price Litigation. Pursuant to that agreement, Williams agreed to provide information and data to Central, make witnesses available as necessary, assist Central in becoming a party to certain Joint Defense Agreements, and to cooperate in general with Central in the preparation of its defense.

The Company is subject to claims and legal actions in the normal course of business in addition to those disclosed above. While no assurances can be given, management believes, based on advice of counsel and after consideration of amounts accrued, insurance coverage, potential recovery from customers and other indemnification arrangements, that the ultimate resolution of these matters will not have a material adverse effect upon the Company’s future financial position, results of operations, or cash flow requirements. Costs incurred to date of defending pending cases have not been material.

Other Commitments

Commitments for Construction

The Company has estimated capital expenditures of $39.0 million in 2006, which includes commitments of $10.2 million at December 31, 2005 and the Ozark Trails Expansion Project. In March 2006, the Company signed precedent agreements with customers in regard to the Ozark Trails Expansion Project and filed for FERC approval with an anticipated in-service date of December 1, 2006. The estimated cost of the project is $9.4 million.

8. Income Taxes

A summary of the provision for income taxes is as follows (expressed in thousands):

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Current provision (benefit):
Federal	$73	$232	$—	$(551)
State	31	119	(61)	(70)

	104	351	(61)	(621)
Deferred provision:
Federal	5,236	5,478	5,366	4,327
State	1,059	1,245	1,206	1,098

	6,295	6,723	6,572	5,425

Income tax provision	$6,399	$7,074	$6,511	$4,804

Reconciliation of the normal statutory federal income tax rate to Southern Star’s effective income tax provision is as follows:

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
U.S. statutory rate	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal taxes benefits	4.4	7.1	8.7	14.4
Permanent items:
Nondeductible preferred stock expenses	—	12.9	32.3	53.0
Other, net	0.2	1.7	(0.1)	1.2

Income tax provision	39.6%	56.7%	75.9%	103.6%

Significant components of deferred tax assets and liabilities as of December 31, 2005 and 2004 are as follows (expressed in thousands):

	2005	2004
Deferred tax assets:
Tax benefit carryforwards	$20,110[1]	$20,646
Accrued environmental costs	1,751	2,241
Accrued employee benefits	20,389	14,497
Acquisition adjustments	7,110	—
Intangibles	4,262	4,905
Other	743	1,152

Total deferred tax assets	54,365	43,441

Deferred tax liabilities:
Property, plant and equipment	39,556	28,417
Intangibles	13,080	14,046
Regulatory assets	17,442	10,507
Other	1,607	2,404

Total deferred tax liabilities	71,685	55,374

Net deferred tax liabilities	$(17,320)	$(11,933)

Classification:
Net current assets	$1,375	$2,179
Net long-term liabilities	(18,695)	(14,112)

Net deferred tax liabilities	$(17,320)	$(11,933)

(1)	Tax benefit carryforwards of $20.1 million listed in deferred tax assets consist principally of the tax benefit of net operating losses for federal ($17.6 million) and state ($2.5 million) income tax purposes. Federal net operating losses have a carryforward period of 20 years, while such carryforwards in the principal filing states vary from 10 to 20 years. As such, these carryforward benefits will begin expiring in 2012 to the extent not used by that date.

9. Dividends and Related Restrictions

The Company’s 8.5% Notes indenture contains restrictions on declaration and payments of dividends or distributions to equity holders, subject to a minimum fixed charge coverage ratio and available quarterly cash flows from operations, as defined in the indenture. The promissory note to Highstar also restricts dividend payments until the note is paid.

10. Employee Benefit Plans

The Company recognized its net actuarial gains/losses at the date of Acquisition for each of its pension and welfare benefit plans pursuant to the requirements of SFAS 87, “Employers’ Accounting for Pensions,” and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” As such, amortization of those amounts is not included in net periodic expenses discussed below for periods after the date of Acquisition. The previously unrecognized amounts have been included in regulatory assets/liabilities on the accompanying Consolidated Balance Sheets, which will be amortized as settled through rates.

Pursuant to the terms of Central’s RP04-276 rate settlement, Central recovers $7.5 million annually to fund pension and postretirement benefits for all eligible participants. This amount must be funded no less frequently than quarterly into irrevocable trusts. This amount also includes a recovery for the amortization of the regulatory asset related to the difference in prior period costs and corresponding funding amounts.

Union Retirement Plan

Central maintains a separate non-contributory defined benefits pension plan, which covers union employees (Union Plan). The Union Plan covers 41% of the approximately 447 total employees of Central.

The following table depicts the annual changes in benefit obligation and plan assets for pension benefits for the Union Plan for the periods indicated. The table presents a reconciliation of the funded status of these benefits to the amount recognized on the accompanying Consolidated Balance Sheets at December 31, 2005 and 2004 (expressed in thousands):

	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$41,334	$39,518
Service cost	1,512	1,375
Interest cost	2,161	2,375
Actuarial loss	620	2,107
Benefits paid	(3,826)	(3,839)
Transfers to non-union plan	(281)	(202)

Benefit obligation at end of year	41,520	41,334

Change in plan assets:
Fair value of plan assets at beginning of year	15,469	12,576
Actual return on plan assets	635	1,108
Employer contributions	4,810	5,720
Benefits paid	(3,826)	(3,839)
Transfers to non-union plan	(100)	(96)

Fair value of plan assets at end of year	16,988	15,469

Funded status	(24,532)	(25,865)
Unrecognized net actuarial loss (gain)	(1,056)	6,247

Accrued benefit cost	$(25,588)	$(19,618)

As a result of the Acquisition, the December 31, 2005 accrued benefit costs include $8.7 million of previously unrecognized net losses. The FERC allows Central to recognize allowances for these prudently incurred costs through recovery in its rates. As such, the liability recognized was offset with a corresponding regulatory asset. Accrued benefit costs reported above are reflected in Accrued payroll and employee benefits and Accrued pension on the accompanying Consolidated Balance Sheets. The accumulated benefit obligation for this defined benefit pension plan was $35.8 million and $35.0 million at December 31, 2005 and 2004, respectively.

Central’s net periodic pension expense attributable to the Union Plan consists of the following (expressed in thousands):

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Components of net periodic pension expense:
Service cost	$655	$857	$1,375	$1,241
Interest cost	869	1,292	2,375	2,276
Expected return on plan assets	(596)	(835)	(1,401)	(1,153)
Amortization of net loss	—	21	—	—
Employee transfers	—	(140)	—	—
Acquisition loss recognition	—	8,657	—	—
Regulatory (asset accrual) recovery of costs	1,174	(7,144)	511	496

Net periodic pension expense	$2,102	$2,708	$2,860	$2,860

The following are the weighted-average assumptions used to determine the benefit obligation for the periods indicated:

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Discount rate	5.25%	5.00%	5.75%	6.25%
Rate of compensation increase	3.40%	3.35%	3.65%	4.00%

The following are the weighted-average assumptions used to determine net periodic benefit cost for the periods indicated:

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Discount rate	5.00%	5.75%	6.25%	6.75%
Expected return on plan assets	8.50%	8.50%	8.50%	8.50%
Rate of compensation increase	3.35%	3.65%	4.00%	4.50%

The Union Plan sponsor, Central, employs a building block approach in determining the expected long-term rate of return on plan assets. Historical markets are studied and the long-term historical relationship between equities and fixed-income securities is preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and re-balancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

The Union Plan’s weighted-average asset allocations by asset category are as follows:

	December 31, 2005	December 31, 2004
Equity securities	47%	66%
Fixed income securities	20%	30%
Cash equivalents	33%	4%

Total	100%	100%

The investment objectives of the Plan are as follows:

(1) To fully fund the Accumulated Benefit Obligation for the Union Plan;

(2) To maximize returns with reasonable and prudent levels of risk associated with long-term investment objectives;

(3) To minimize fluctuations in dollar contributions from year to year, but this objective is subordinate to the other objectives; and

(4) To accommodate the short-term liquidity requirements of the Union Plan.

A formal bi-annual review of these investment objectives will be performed by the Investment Committee. These objectives will remain in effect unless they are deemed inappropriate by the Investment Committee. The Investment Committee will also re-examine the applicability of these objectives in the event of significant changes in Company structure, actuarial assumptions, contribution levels, economic conditions or any event which may significantly alter the Union Plan’s characteristics.

All investments, unless specifically approved by the Investment Manager, will be readily marketable and of suitable investment quality.

The policy of the Union Plan is to invest assets in accordance with the maximum and minimum range for each asset class as stated below.

Percent of Total Assets at Market Value

Asset Class	Minimum	Target	Maximum
U.S. equities	35%	45%	65%
Non-U.S. equities	5%	10%	15%

Total equities	40%	55%	70%

Fixed income and cash	30%	45%	60%
Special situations	0%	0%	5%

The asset allocation range established by this Investment Policy Statement is based upon a long-term investment perspective. As such, rapid unanticipated market shifts or changes in economic conditions may cause the asset mix to fall outside the policy range. The Investment Committee will be responsible for re-balancing the assets and ensuring that the Trustee and the Investment Managers, as applicable, minimize deviations from their target asset allocation mixes.

Common stock investments shall be restricted to high quality, readily marketable securities of corporations actively traded on the major U.S. and foreign national exchanges, including the NASDAQ. Investment in securities issued by (1) the Company, (2) an entity in which the Company has a majority ownership interest, or (3) an entity that has a majority ownership interest in the Company, is prohibited.

The Company expects to contribute an estimated $6.2 million to this plan in 2006.

The following table illustrates the estimated pension benefit payments, which reflect expected future service, as appropriate, that are projected to be paid (expressed in thousands):

2006	$3,815
2007	4,229
2008	4,695
2009	5,084
2010	4,926
Years 2011 through 2015	23,549

Non-Union Retirement Plan

The following table depicts the annual changes in benefit obligations and plan assets for pension benefits for the Non-Union Plan for the periods indicated. The table also presents a reconciliation of the funded status of these benefits to the amount recognized on the accompanying Consolidated Balance Sheets at December 31, 2005 and 2004 (expressed in thousands):

	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$4,780	$2,024
Service cost	2,250	1,910
Interest cost	330	151
Actuarial loss	345	545
Benefits paid	(250)	(52)
Transfers from union plan	281	202

Benefit obligation at end of year	7,736	4,780

Change in plan assets:
Fair value of plan assets at beginning of year	3,104	201
Actual return on plan assets	207	152
Employer contributions	1,532	2,707
Benefits paid	(250)	(52)
Transfers from union plan	100	96

Fair value of plan assets at end of year	4,693	3,104

Funded status	(3,043)	(1,676)
Unrecognized net actuarial loss (gain)	(310)	799

Accrued benefit cost	$(3,353)	$(877)

As a result of the Acquisition, the 2005 accrued benefit costs include $1.6 million of previously unrecognized net losses. The FERC allows Central to recognize allowances for these prudently incurred costs through recovery in its rates. As such, the liability recognized was offset with a corresponding regulatory asset. Accrued benefit costs reported above are reflected in Accrued payroll and employee benefits and Accrued pension on the accompanying Consolidated Balance Sheets. The accumulated benefit obligation for this defined benefit pension plan was $6.0 million and $3.5 million at December 31, 2005 and 2004, respectively.

Central’s net periodic pension expense attributable to the Non-Union Plan consists of the following (expressed in thousands):

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Components of net periodic pension expense:
Service cost	$972	$1,278	$1,910	$1,582
Interest cost	153	177	151	17
Expected return on plan assets	(139)	(195)	(155)	—
Amortization of net loss	—	35	21	—
Employee transfers	—	140	—	—
Acquisition loss recognition	—	1,586	—	—
Regulatory asset accrual	(215)	(1,857)	(409)	(210)

Net periodic pension expense	$771	$1,164	$1,518	$1,389

The following are the weighted-average assumptions used to determine benefit obligation:

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Discount rate	5.50%	5.25%	5.75%	6.25%
Rate of compensation increase	3.50%	3.40%	3.65%	4.00%

The following are the weighted-average assumptions used to determine net periodic benefit costs for the periods indicated:

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Discount rate	5.25%	5.75%	6.25%	6.75%
Expected return on plan assets	8.50%	8.50%	8.50%	8.50%
Rate of compensation increase	3.40%	3.65%	4.00%	4.50%

The Non-Union Plan sponsor, Central, employs a building block approach in determining the expected long-term rate on return on plan assets. Historical markets are studied and the long-term historical relationship between equities and fixed-income securities is preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and re-balancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

The Non-Union Plan’s weighted-average asset allocations by asset category are as follows:

	December 31, 2005	December 31, 2004
Equity securities	70%	66%
Fixed income securities	30%	33%
Other (cash)	0%	1%

Total	100%	100%

The investment objectives of the Non-Union Plan are as follows:

(1) To fully fund the Accumulated Benefit Obligation for the Non-Union Plan;

(2) To maximize returns with reasonable and prudent levels of risk associated with long-term investment objectives;

(3) To minimize fluctuations in dollar contributions from year to year, but this objective is subordinate to the other objectives; and

(4) To accommodate the short-term liquidity requirements of the Non-Union Plan.

A formal bi-annual review of these investment objectives will be performed by the Investment Committee. These objectives will remain in effect unless they are deemed inappropriate by the Investment Committee. The Investment Committee will also re-examine the applicability of these objectives in the event of significant changes in Company structure, actuarial assumptions, contribution levels, economic conditions or any event which may significantly alter the Non-Union Plan’s characteristics.

All investments, unless specifically approved by the Investment Committee, will be readily marketable and of suitable investment quality.

It shall be the policy of the Non-Union Plan to invest assets in accordance with the maximum and minimum range for each asset class as stated below.

Percent of Total Assets at Market Value

Asset Class	Minimum	Target	Maximum
U.S. equities	35%	45%	65%
Non-U.S. equities	5%	10%	15%

Total equities	40%	55%	70%

Fixed income and cash	30%	45%	60%
Special situations	0%	0%	5%

The asset allocation range established by this Investment Policy Statement is based upon a long-term investment perspective. As such, rapid unanticipated market shifts or changes in economic conditions may cause the asset mix to fall outside the policy range. The Investment Committee will be responsible for re-balancing the assets and ensuring that the Trustee and the Investment Managers, as applicable, minimize deviations from their target asset allocation mixes.

Common stock investments shall be restricted to high quality, readily marketable securities of corporations actively traded on the major U.S. and foreign national exchanges, including the NASDAQ. Investment in securities issued by (1) the Company, (2) an entity in which the Company has a majority ownership interest, or (3) an entity that has a majority ownership interest in the Company is prohibited.

In 2006, the Company expects to contribute an estimated $1.8 million to this plan.

The following table illustrates the estimated pension benefit payments, which reflect expected future service, as appropriate, that are projected to be paid (expressed in thousands):

2006	$289
2007	417
2008	661
2009	987
2010	1,076
Years 2011 through 2015	9,254

Postretirement Benefits Other than Pensions

Central’s Group Medical-Health Plan (Welfare Plan) provides medical and life insurance benefits to certain employees who retire under Central’s retirement plans. The Welfare Plan is contributory for medical and contributory for some retired employees for life insurance benefits in excess of specified limits. Eligible employees under the Welfare Plan are those hired prior to various qualifying dates, the latest of which is December 31, 1995, who qualify for retirement benefits, and who meet certain service and other requirements.

The benefits for qualified union employees are funded through a trust agreement under the Southern Star Voluntary Employees’ Beneficiary Association for Collectively Bargained Employees (Union VEBA) and the benefits for qualified non-union employees are funded through a separate trust agreement under the Southern Star Voluntary Employees’ Beneficiary Association for Non-Collectively Bargained Employees (Non-Union VEBA). Funding is made in accordance with the requirements under Central’s latest rate settlement with the FERC.

The following table sets forth Central’s Welfare Plan’s obligations and funded status for the periods indicated reconciled with the accrued postretirement benefit cost included on the accompanying Consolidated Balance Sheets at December 31, 2005 and 2004 (expressed in thousands):

	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$46,368	$45,434
Service cost	564	688
Interest cost	1,844	2,584
Actuarial gain	(6,797)	(1,365)
Medicare Part D subsidy recognition	(6,764)	—
Benefits paid	(1,049)	(973)

Benefit obligation at end year	34,166	46,368

Change in plan assets:
Fair value of plan assets at beginning of year	30,435	24,755
Actual return on plan assets	1,853	2,378
Employer contributions	768	4,275
Benefits paid	(1,049)	(973)

Fair value of plan assets at end of year	32,007	30,435

Funded status	(2,159)	(15,933)
Unrecognized net actuarial loss (gain)	(979)	4,836

Accrued benefit cost	$(3,138)	$(11,097)

As a result of the Acquisition, the 2005 accrued benefit costs include $7.5 million of previously unrecognized net gains. The FERC allows Central to recover these prudently incurred costs through its rate settlement. As such, the assets and liabilities recognized, as related to the Union or Non-Union portions of the Welfare Plan, were offset with a corresponding regulatory asset or regulatory liability. The net accrued benefit costs reported above are reflected in Accrued payroll and employee benefits and Postretirement benefits other than pensions, on the accompanying Consolidated Balance Sheets.

The following table sets forth the components of net periodic postretirement benefit costs, including amounts for the amortization of the transition obligation, for the periods indicated (expressed in thousands):

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Components of net periodic benefit expense:
Service cost	$241	$323	$688	$598
Interest cost	744	1,100	2,584	2,488
Expected return on plan assets	(769)	(1,050)	(1,561)	(1,216)
Recognized actuarial loss (gain)	—	(338)	23	—
Acquisition gain recognition	—	(7,483)	—	—
Regulatory (asset accrual) recovery of costs	(186)	8,173	2,842	2,706

Net periodic benefit expense	$30	$725	$4,576	$4,576

In addition, the Company reduced expense in the first quarter of 2005 by $0.4 million to reflect the new level of cost recovery related to pensions and other postretirement benefits resulting from its RP04-276 rate proceeding.

The following are the weighted-average assumptions used to determine benefit obligations:

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Discount rate	5.50%	5.25%	5.75%	6.25%
Healthcare cost trend rate assumed for next year	12.00%	12.00%	13.00%	14.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.65%	4.65%	4.75%	5.00%
Year that the rate reaches the ultimate trend	2012	2012	2012	2012

The following table summarizes the various assumptions used to determine the net periodic benefit cost:

	Post-acquisition	Pre-acquisition
	For the Period August 12 through December 31, 2005	For the Period January 1 through August 11, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Discount rate	5.25%	5.75%	6.25%	6.75%
Expected return on plan assets (non-union/union)	3.90%/6.00%	3.90%/6.00%	3.90%/6.00%	NA/6.00%

Assumed health care cost trend rates for the periods indicated:

	December 31, 2005	December 31, 2004	December 31, 2003
Health care cost trend rate assumed for next year	12.00%	13.00%	13.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.65%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2012	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects on the current year (expressed in thousands):

	One Percentage Point
	Increase	Decrease
Effect on total of service and interest cost components	$355	$(290)
Effect on accumulated postretirement benefit obligation	$4,616	$(3,809)

The Welfare Plan sponsor, Central, employs a building block approach in determining the expected long-term rate on return on plan assets. Historical markets are studied and the long-term historical relationship between equities and fixed-income securities is preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and re-balancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

The employer’s Welfare Plan weighted-average asset allocations by asset category are as follows:

	December 31, 2005	December 31, 2004
Equity securities	68%	67%
Fixed income securities	29%	30%
Cash and cash equivalents	3%	3%

Total	100%	100%

The Investment Policy for the Welfare Plan’s assets employs a total return investment approach whereby a mix of equities and fixed income investments will be used to maximize the long-term return of Welfare Plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments may be diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds may be used judiciously to enhance long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk may be measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

Common stock investments shall be restricted to high quality, readily marketable securities of corporations actively traded on the major U.S. and foreign national exchanges, including the NASDAQ. Investment in securities issued by (1) the Company, (2) an entity in which the Company has a majority ownership interest, or (3) an entity that has a majority ownership interest in the Company, is prohibited.

In 2006, the Company does not expect to make any contributions to this plan.

The following table illustrates the estimated benefit payments for the other postretirement benefits, which reflect expected future services, as appropriate, that are projected to be paid (expressed in thousands):

	Non-Union	Union	Total
2006	$122	$1,238	$1,360
2007	192	1,377	1,569
2008	274	1,552	1,826
2009	400	1,752	2,152
2010	528	1,885	2,413
Years 2011 through 2015	4,121	10,299	14,420

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was signed into law in December 2003. The Act introduced a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. SFAS 106 requires presently enacted changes in relevant laws to be considered in current period measurements of postretirement benefit costs and the benefit obligation.

Southern Star determined that its plan benefits were actuarially equivalent to Medicare Part D and began to account for the subsidy as an actuarial gain pursuant to paragraph 33 of the FASB Staff Position on SFAS 106 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003” in 2005.

The reduction in the Company’s accumulated postretirement benefit obligation (APBO) due to the subsidy is $1.9 million for non-union members and $4.9 million for union members for a total reduction of $6.8 million. In addition, the 2005 net periodic postretirement benefit cost is reduced from approximately $1.1 million to approximately zero as a result of this recognition. The reduction to the APBO is as follows (expressed in thousands):

	Reduction in APBO	Reduction in Expense
Salaried	$1,840	$215
Union	4,924	846

Total	$6,764	$1,061

The following table illustrates the estimated Medicare Part D receipts, which reflect expected future service, as appropriate, that are projected to be paid to the Company (expressed in thousands):

	Non-Union	Union	Total
2006	$1	$160	$161
2007	2	186	188
2008	4	208	212
2009	5	231	236
2010	7	255	262
Years 2011 through 2015	164	1,659	1,823

Other

Central maintains a defined contribution plan covering substantially all employees. Central’s costs related to this plan for the years ended December 31, 2005, 2004 and 2003 was $1.8 million, $1.4 million and $2.1 million, respectively.

11. Financial Instruments

The following methods and assumptions were used by Southern Star in estimating its fair-value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amount is a reasonable estimate of fair value due to the short maturity of instruments at December 31, 2005 and 2004.

Long-Term Debt: The estimated fair value of Southern Star’s debt is based on quoted market prices at December 31, 2005 and 2004.

Interest Rate Swap(s) Valuations: The estimated fair value of Southern Star’s interest rate swap(s) is based on quoted market prices at December 31, 2005 and 2004.

The carrying amount and estimated fair values of Southern Star’s financial instruments as of December 31, 2005 and 2004 are as follows (expressed in thousands):

	Carrying Amount		Fair Value
	2005	2004	2005	2004
Financial Assets:
Cash and cash equivalents	$62,287	$41,702	$62,287	$41,702
Interest rate swap(s)	460	213	460	213
Financial Liabilities:
Long-term debt	419,356	404,823	424,243	438,053

Concentrations of Credit Risk

Southern Star’s trade receivables are primarily due from local distribution companies and other pipeline companies predominantly located in the central United States. Southern Star’s credit risk exposure in the event of nonperformance by the other parties is limited to the face value of the receivables. As a general policy, collateral is not required for receivables, but customers’ financial condition and creditworthiness are evaluated regularly.

12. Major Customers

Central’s two largest customers are Missouri Gas Energy (MGE), a division of Southern Union Company, and Kansas Gas Service Company (KGS), a division of ONEOK. Revenues received from MGE were $22.2 million, $34.4 million, $47.7 million and $46.1 million for the period August 12 through December 31, 2005, the period January 1 through August 11, 2005 and the years ended December 31, 2004 and 2003, respectively. Revenues received from KGS were $19.9 million, $30.8 million, $47.1 million and $42.4 million for the period August 12 through December 31, 2005, the period January 1 through August 12, 2005 and the years ended December 31, 2004 and 2003, respectively.

MGE had receivable balances of $4.7 million and $4.3 million for each of the years ended December 31, 2005 and 2004, respectively. KGS had receivable balances of $4.7 million and $4.9 million for each of the years ended December 31, 2005 and 2004, respectively.

13. Operating Leases

Southern Star leases certain office and pipeline facilities and equipment under various operating lease agreements. The annual future minimum rental commitments for non-cancelable operating leases are as follows (expressed in thousands):

2006	$205
2007	157
2008	130
2009	125
2010	64
After 2010	49

Total	$730

Total rental expense relating to operating leases was approximately $0.4 million, $0.9 million, $1.8 million and $1.6 million for the period August 12 through December 31, 2005, the period January 1 through August 11, 2005, and the years ended December 31, 2004 and 2003, respectively.

14. Related Party Transactions

In connection with the Acquisition, the Management Agreement, dated as of April 26, 2004 (Management Agreement), among Highstar, Central and Western Frontier Company, L.L.C., a wholly owned subsidiary of Southern Star (Western Frontier), was terminated effective as of the Acquisition date on August 11, 2005. Pursuant to the Management Agreement, Highstar provided general management services to Central and Western Frontier with respect to the assets, conduct of business and management of operations of Central and Western Frontier. No penalty was incurred in connection with the termination of the Management Agreement. The Company paid approximately $1.0 million and $1.1 million for management fees and expenses to Highstar for the period January 1 through August 11, 2005 and for the year ended December 31, 2004, respectively. No amounts were paid in 2003.

On August 11, 2005, Central and Western Frontier entered into an Operating Company Services Agreement (Operating Services Agreement) with EFS Services, LLC, an affiliate of GE. Pursuant to the Operating Services Agreement, EFS Services, LLC provides certain consulting services to Central and Western Frontier for a service fee of $1.0 million per year, plus the reimbursement of reasonable expenses up to $0.2 million in a 12-month period incurred by EFS Services, LLC in providing such services. In 2005, the Company paid approximately $0.4 million for service fees and expenses to EFS Services, LLC. The Operating Services Agreement terminates at such time as GE or any of its affiliates ceases to beneficially own any securities of Holdings. In addition, on August 11, 2005, Southern Star entered into an Administrative Services Agreement (Services Agreement) with EFS Services, LLC to provide certain administrative services to Southern Star and Holdings. Pursuant to the terms of the Services Agreement, EFS Services, LLC is not paid a fee for its services; however, it is entitled to be reimbursed for the reasonable expenses it incurs in providing such services.

Central makes purchases of goods and services from various affiliates of GE on an arms-length basis in the normal course of its operations.

15. Quarterly Data (Unaudited)

The following summarizes selected quarterly financial data for 2005 and 2004 (expressed in thousands):

	2005
	Pre-acquisition			Post-acquisition
	First Quarter	Second Quarter	For Period July 1 through August 11, 2005	For Period August 12 through September 30, 2005	Fourth Quarter
Operating revenues	$44,494	$46,177	$20,497	$24,776	$45,993
Operating costs and expenses	28,134	29,237	16,757 [1]	15,369	28,771

Operating income	16,360	16,940	3,740	9,407	17,222

Interest expense	10,226	10,245	4,698 [2]	4,248	7,089
Interest income	(219)	(344)	(156)	(201)	(536)
Miscellaneous other (income) expenses, net	35	(303)	381	(86)	(35)

Total other expense, net	10,042	9,598	4,923	3,961	6,518

Income (loss) before income taxes	6,318	7,342	(1,183)	5,446	10,704
Provision for income taxes	3,376	3,645	53	2,089	4,310

Net Income (Loss)	$2,942	$3,697	$(1,236)	$3,357	$6,394

(1)	Operating costs and expenses for the period July 1 through August 11, 2005 include employee retention payments of $3.2 million which were paid on August 11, 2005.
(2)	Interest expense in the Pre-acquisition periods include Series A Preferred Stock expense. See Note 6 for further discussion.

	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$41,026	$39,817	$40,097	$43,392
Operating costs and expenses	27,440	28,815	29,014	27,877	[2]

Operating income	13,586	11,002	11,083	15,515

Interest expense	10,279	10,075	10,131	10,371
Interest income	(179)	(153)	(151)	(168)
Miscellaneous other (income) expenses, net	(120)	(1,950)[1]	(201)	4,672	[2]

Total other expense, net	9,980	7,972	9,779	14,875

Income before income taxes	3,606	3,030	1,304	640
Provision for income taxes	2,275	1,982	1,332	922	[3]

Net Income (Loss)	$1,331	$1,048	$(28)	$(282)

(1)	An adjustment was made for approximately $1.8 million for settlement of portions of the Kansas Ad Valorem Tax Reimbursement matter. See Note 7 for further discussions on the Kansas Ad Valorem Tax Reimbursement.
(2)	The Company’s rate case negotiation and settlement process resulted in recognition of two notable adjustments which were recorded in the fourth quarter of 2004. Depreciation expense was decreased by approximately $2.0 million related to retirement of Supervisory Control and Data Acquisition (SCADA) equipment. Of this amount, $0.4 million relates to the fourth quarter of 2004, and the remainder relates to prior periods. Additionally, miscellaneous expense of $4.7 million was recorded related to the disallowance in rates of a portion of costs for a segment of the Company’s pipeline.
(3)	Variance is due to the change in pre-tax income and adjustments to accruals for the 2003 tax return, filed in September 2004.

Southern Star Central Corp.

OFFER TO EXCHANGE

$200,000,000 principal amount of 6 3/4% Senior Notes due 2016,

which have been registered under the Securities Act,

for any and all of the outstanding 6 3/4% Senior Notes due 2016

Until                     , 2006, all dealers that, buy, sell or trade the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145 of the Delaware Corporation Law.

Southern Star Central Corp.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation of Southern Star Central Corp. eliminates the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except for liabilities arising (a) from any breach of the duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which such person derived an improper personal benefit. In addition, the bylaws of Southern Star Central Corp. provide for indemnification of directors, officers, employees and agents to the fullest extent permitted by Delaware law. Southern Star Central Corp. maintains directors and officers liability insurance for the benefit of its directors and officers.

Southern Star Central Gas Pipeline, Inc.

The bylaws of Southern Star Central Gas Pipeline, Inc. provide for indemnification of a director, officer, employee or agent by the corporation in a suit by or in the right of the corporation unless such person has been adjudged to be liable to the corporation and the Court of Chancery in the State of Delaware has not determined that indemnification of such person is appropriate. Furthermore, the bylaws provide for indemnification of directors, officers, employees and agents if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the company. Southern Star Central Gas Pipeline, Inc. maintains directors and officers liability insurance for the benefit of its directors and officers.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description of Document
1.1*	Purchase Agreement, dated April 6, 2006, between Southern Star Central Corp. and Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC (the “Initial Purchasers”).

3.1[1]	Amended and Restated Certificate of Incorporation of Southern Star Central Corp., dated August 11, 2005.

3.2[2]	Bylaws of Southern Star Central Corp.

3.3[2]	Restated Certificate of Incorporation of Southern Star Central Gas Pipeline, Inc., as amended.

3.4[2]	Bylaws of Southern Star Central Gas Pipeline, Inc.

4.1[1]	Indenture, dated August 8, 2003, by and among Southern Star Central Corp. and Deutsche Bank Trust Company Americas, as Trustee.

4.2[3]	8 1/2% Senior Secured Note Due 2010.

4.3[2]	Stock Pledge Agreement, dated as of August 8, 2003, by and among Southern Star Central Corp. and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent.

4.4[4]	Indenture, dated April 13, 2006, between Southern Star Central Corp. and The Bank of New York Trust Company, N.A. (the “Trustee”).

4.5[4]	Registration Rights Agreement, dated April 13, 2006, between Southern Star Central Corp. and the Initial Purchasers.

4.6*	Form of certificate of 6 3/4% Rule 144A Senior Notes due 2016.

4.7*	Form of certificate of 6 3/4% Regulation S Senior Notes due 2016.

4.8*	Form of certificate of Exchange 6 3/4% Senior Notes due 2016.

4.9[3]	Reimbursement and Credit Agreement, dated January 1, 2004, between Southern Star Central Gas Pipeline, Inc. and U.S. Bank, N.A.

4.10[3]	Trust Indenture, dated January 1, 2004, between Industrial Development Authority and U.S. Bank.

4.11[3]	Loan Agreement, dated January 1, 2004, between Industrial Development Authority and Southern Star Central Gas Pipeline, Inc.

4.12[1]	Recapitalization Agreement, dated as of August 11, 2005, between EFS-SSCC Holdings, LLC and Southern Star Central Corp.

4.13[4]	Indenture, dated April 13, 2006, between Central and The Bank of New York Trust Company, N.A.

4.14[4]	Supplemental Indenture, dated April 10, 2006, by and between Southern Star Central Corp. and Deutsche Bank Trust Company Americas, as Trustee.

5.1	Opinion of Bingham McCutchen LLP.

10.1[2]	Trans-Storage Service Agreement under Rate Schedule TSS, dated October 3, 1994 (as amended), by and among Southern Star Central Gas Pipeline, Inc. (f/k/a Williams Natural Gas Company) and Kansas Gas Service Company, a division of ONEOK (f/k/a Western Resources, Inc.).

10.2[2]	Trans-Storage Service Agreement under Rate Schedule TSS, dated June 15, 2001 (as amended), by and among Southern Star Central Gas Pipeline, Inc. (f/k/a Williams Gas Pipelines Central, Inc.) and Missouri Gas Energy, a division of Southern Union Company.

10.3[2]	Tax Sharing Agreement, dated November 3, 2003 by and among Southern Star Central Corp. and Southern Star Central Gas Pipeline, Inc.

10.4[3]	Lease Agreement, dated January 1, 2004 between Industrial Development Authority and Southern Star Central Gas Pipeline, Inc.

Exhibit Number	Description of Document
10.5[1]	Operating Company Services Agreement, dated as of August 11, 2005, among Central, Western Frontier Pipeline Company, L.L.C. and EFS Services, LLC.

10.6[1]	Administrative Services Agreement, dated as of August 11, 2005, among EFS Services, LLC, EFS-SSCC Holdings, LLC and Southern Star Central Corp.

10.7[1]	Employment Agreement, dated as of August 11, 2005, among Southern Star Central Corp., Central and Robert S. Bahnick.

10.8[1]	Employment Agreement, dated as of August 11, 2005, among Southern Star Central Corp., Central and Robert W. Carlton.

10.9[1]	Employment Agreement, dated as of August 11, 2005, among Southern Star Central Corp., Central and Chris W. Ellison.

10.10[1]	Employment Agreement, dated as of August 11, 2005, among Southern Star Central Corp., Central and David L. Finley.

10.11[1]	Employment Agreement, dated as of August 11, 2005, among Southern Star Central Corp., Central and Beverly H. Griffith.

10.12[1]	Employment Agreement, dated as of August 11, 2005, among Southern Star Central Corp., Central and James Harder.

10.13[1]	Employment Agreement, dated as of August 11, 2005, among Southern Star Central Corp., Central and Susanne W. Harris.

10.14[1]	Employment Agreement, dated as of August 11, 2005, among Southern Star Central Corp., Central and Daryl R. Johnson.

10.15[1]	Employment Agreement, dated as of August 11, 2005, among Southern Star Central Corp., Central and Richard J. Reischman.

10.16[5]	Employment Agreement, dated as of May 13, 2005, between Southern Star Central Corp., and Jerry L. Morris.

10.17[1]	Amendment to Employment Agreement, dated as of August 11, 2005, among Southern Star Central Corp., Central and Jerry L. Morris.

12.1*	Ratio of Earnings to Fixed Charges

21.1[2]	Subsidiaries of Southern Star Central Corp.

23.1*	Consent of Ernst & Young LLP.

23.2	Consent of Bingham McCutchen LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see Signature Pages).

25.1*	Statement of Eligibility on Form T-1.

99.1*	Form of Transmittal Letter.

99.2*	Form of Notice of Guaranteed Delivery.

99.3*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4*	Form Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.5*	Tax Guidelines.

*	Previously filed.
(1)	Incorporated by reference from Exhibits 99 to Southern Star Central Corp.’s Report on Form 8-K filed with the SEC on August 11, 2005.
(2)	Incorporated by reference from Southern Star Central Corp.’s Registration Statement on Form S-4, as amended (Registration No. 333-110979).
(3)	Incorporated by reference from Southern Star Central Corp.’s Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 18, 2004.
(4)	Incorporated by reference from Southern Star Central Corp.’s Report on Form 8-K filed with the SEC on April 18, 2006.
(5)	Incorporated by reference from Exhibit 99.1 to Southern Star Central Corp.’s Report on Form 8-K filed with the SEC on May 16, 2005.

Item 22.	Undertakings

Each of the undersigned registrants hereby undertakes:

1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

2. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

3. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

4. The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Owensboro, Kentucky.

SOUTHERN STAR CENTRAL CORP.

August 1, 2006	By:	/s/ Jerry L. Morris
Jerry L. Morris
President and Chief Executive Officer

August 1, 2006	By:	/s/ Susanne W. Harris
Susanne W. Harris
Vice President and Chief Executive Officer
& Treasurer

Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

By:	* Vandana McCaw	Director	August 1, 2006

By:	* Robert P. Hadden	Director	August 1, 2006

By:	* Yves Rheault	Director	August 1, 2006

*	/S/ SUSANNE W. HARRIS
Susanne W. Harris Attorney-in-fact